Exhibit 99.2

SHINHAN FINANCIAL GROUP CO., LTD.

AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024

(Unaudited)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”), which comprise the condensed consolidated interim statement of financial position as of March 31, 2025, the condensed consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2025 and 2024, and notes, comprising of material accounting policy information and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of the condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above do not present fairly, in all material respects, in accordance with K-IFRS 1034 Interim Financial Reporting.

Other matters

The consolidated statement of financial position of the Group as of December 31, 2024, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 4, 2025, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2024, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

May 15, 2025

This report is effective as of May 15, 2025, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Financial Position

As of March 31, 2025 and December 31, 2024

(In millions of won)	Note		March 31, 2025 (Unaudited)	December 31, 2024
Assets
Cash and due from banks at amortized cost	4, 7	~~W~~	43,154,855	40,525,712
Financial assets at fair value through profit or loss	4, 8		73,491,188	72,146,845
Derivative assets	4, 9		8,242,221	10,279,257
Securities at fair value through other comprehensive income	4, 10		94,669,514	93,805,369
Securities at amortized cost	4, 10		33,101,642	33,315,999
Loans at amortized cost	4, 11		448,529,577	449,295,238
Property and equipment, net			4,108,946	4,157,592
Intangible assets			6,061,761	6,120,133
Investments in associates	12		2,724,088	2,752,980
Current tax assets			63,538	54,658
Deferred tax assets			197,431	205,506
Investment property			327,879	327,696
Net defined benefit assets	16		280,842	155,697
Insurance contract assets	18		2,312	5,639
Reinsurance contract assets	18		175,096	184,754
Other assets	4, 11		31,041,664	26,401,598
Assets held for sale			49,773	29,583
Total assets		~~W~~	746,222,327	739,764,256

Liabilities
Deposits	4	~~W~~	420,023,787	422,781,045
Financial liabilities at fair value through profit or loss	4, 13		1,275,007	954,899
Financial liabilities designated at fair value through profit or loss	4, 14		7,826,900	8,220,475
Derivative liabilities	4, 9		7,965,931	10,058,532
Borrowings	4		50,665,885	49,920,373
Debt securities issued	4, 15		89,744,395	93,765,854
Net defined benefit liabilities	16		49,761	38,974
Provisions	17		1,209,783	1,308,896
Current tax liabilities			276,186	203,131
Deferred tax liabilities			398,293	423,821
Insurance contract liabilities	18		52,872,801	51,124,629
Reinsurance contract liabilities	18		131,093	98,063
Investment contract liabilities	4		1,010,878	1,165,022
Other liabilities	4		53,424,041	40,879,509
Total liabilities			686,874,741	680,943,223

Equity	20
Capital stock			2,969,641	2,969,641
Hybrid bonds			4,998,956	4,600,121
Capital surplus			12,094,968	12,094,968
Capital adjustments			(1,083,904)	(807,114)
Accumulated other comprehensive loss			(2,357,810)	(1,824,440)
Retained earnings			40,196,034	39,020,580
Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			56,817,885	56,053,756
Non-controlling interests			2,529,701	2,767,277
Total equity			59,347,586	58,821,033

Total liabilities and equity		~~W~~	746,222,327	739,764,256

See accompanying notes to the condensed consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Comprehensive Income

For the three-month periods ended March 31, 2025 and 2024

			Three-month periods ended March 31
(In millions of won)	Note		2025(Unaudited)	2024(Unaudited)
Interest income		~~W~~	7,067,924	7,190,492
Interest expense			(4,213,036)	(4,374,622)
Net interest income	22		2,854,888	2,815,870

Fees and commission income			1,053,432	1,064,225
Fees and commission expense			(375,286)	(360,824)
Net fees and commission income	23		678,146	703,401

Insurance income			816,068	765,343
Reinsurance income			26,501	14,811
Insurance service expenses			(554,505)	(475,947)
Reinsurance service expenses			(33,758)	(16,798)
Net insurance income	18		254,306	287,409

Insurance finance income			20,718	11,817
Insurance finance expense			(75,274)	(137,864)
Net insurance finance income (expense)	19		(54,556)	(126,047)

Dividend income			71,411	79,089
Net gain (loss) on financial instruments at fair value through profit or loss			510,235	385,148
Net gain (loss) on financial instruments designated at fair value through profit or loss			(156,845)	(32,242)
Net gain (loss) on foreign currency transaction			135,338	134,331
Net gain (loss) on disposal of financial securities at fair value through other comprehensive income	10		74,543	22,118
Net gain (loss) on disposal of securities at amortized cost	10		(27)	(2)
Provision for credit loss allowance	24		(439,351)	(371,979)
General and administrative expenses	25		(1,413,958)	(1,372,237)
Other operating expenses, net			(569,916)	(456,623)

Operating income			1,944,214	2,068,236

Equity method income (expense)	12		39,447	(7,599)
Other non-operating income (expense), net			21,897	(270,132)
Profit before income taxes			2,005,558	1,790,505

Income tax expense	27		488,512	442,676
Profit for the period		~~W~~	1,517,046	1,347,829

See accompanying notes to the condensed consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Comprehensive Income (Continued)

For the three-month periods ended March 31, 2025 and 2024

			Three-month periods ended March 31
(In millions of won, except earnings per share data)	Note		2025(Unaudited)	2024(Unaudited)

Other comprehensive income (loss) for the period, net of income tax	20
Items that are or may be reclassified to profit or loss:
Valuation gain (loss) on securities at fair value through other comprehensive income		~~W~~	777,036	(604,471)
Equity in other comprehensive income (loss) of associates			(4,427)	(10)
Foreign currency translation adjustments for foreign operations			5,007	96,956
Net change in unrealized fair value of cash flow hedges			47,802	(42,252)
Net finance income (expense) on insurance contract assets (liabilities)			(1,413,304)	(67,486)
Net finance income (expense) on reinsurance contract assets (liabilities)			(6,374)	(1,095)
			(594,260)	(618,358)
Items that will never be reclassified to profit or loss:
Remeasurements of the net defined benefit liability (asset)			200	(1,119)
Valuation gain (loss) on securities at fair value through other comprehensive income			60,415	40,640
Gain (loss) on disposal of securities at fair value through other comprehensive income			(467)	(2,986)
Changes in own credit risk on financial liabilities designated at fair value through profit of loss			(547)	(2,034)
			59,601	34,501
Total other comprehensive income (loss), net of income tax			(534,659)	(583,857)

Total comprehensive income for the period		~~W~~	982,387	763,972

Profit attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	1,488,346	1,321,532
Non-controlling interests			28,700	26,297
		~~W~~	1,517,046	1,347,829
Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	953,628	737,921
Non-controlling interests			28,759	26,051
		~~W~~	982,387	763,972

Earnings per share:	28
Basic and diluted earnings per share in won		~~W~~	2,917	2,513

See accompanying notes to the condensed consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity

For the three-month period ended March 31, 2024

		March 31, 2024
		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Sub-total	Non-controlling interests	Total
Balance at January 1, 2024	~~W~~	2,969,641	4,001,731	12,094,968	(658,664)	(1,074,453)	36,387,314	53,720,537	2,601,328	56,321,865
Total comprehensive income
Profit for the period		-	-	-	-	-	1,321,532	1,321,532	26,297	1,347,829
Other comprehensive income (loss), net of income tax:
Loss on valuation and disposal of securities at fair value through other comprehensive income		-	-	-	-	(566,181)	-	(566,181)	(636)	(566,817)
Equity in other comprehensive income (loss) of associates		-	-	-	-	(10)	-	(10)	-	(10)
Foreign currency translation adjustments for foreign operations		-	-	-	-	96,558	-	96,558	398	96,956
Net change in unrealized fair value of cash flow hedges		-	-	-	-	(42,252)	-	(42,252)	-	(42,252)
Net finance gain (loss) on insurance contract assets (liabilities)		-	-	-	-	(67,486)	-	(67,486)	-	(67,486)
Net finance gain (loss) on reinsurance contract assets (liabilities)		-	-	-	-	(1,095)	-	(1,095)	-	(1,095)
Remeasurements of defined benefit liability (asset)		-	-	-	-	(1,111)	-	(1,111)	(8)	(1,119)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	(2,034)	-	(2,034)	-	(2,034)
Total other comprehensive income (loss)		-	-	-	-	(583,611)	-	(583,611)	(246)	(583,857)
Total comprehensive income (loss)		-	-	-	-	(583,611)	1,321,532	737,921	26,051	763,972

Other changes in equity
Dividends		-	-	-	-	-	(268,697)	(268,697)	-	(268,697)
Dividends to hybrid bonds		-	-	-	-	-	(35,736)	(35,736)	-	(35,736)
Issuance of hybrid bonds		-	398,833	-	-	-	-	398,833	-	398,833
Transfer to retained earnings of redemption loss of hybrid bonds		-	-	-	102,667	-	(102,667)	-	-	-
Acquisition of treasury stock (Note 20)		-	-	-	(150,000)	-	-	(150,000)	-	(150,000)
Retirement of treasury stock (Note 20)		-	-	-	150,000	-	(150,053)	(53)	-	(53)
Change in other capital adjustments		-	-	-	(594)	-	(884)	(1,478)	-	(1,478)
Change in other non-controlling interests		-	-	-	-	-	-	-	(263,066)	(263,066)
		-	398,833	-	102,073	-	(558,037)	(57,131)	(263,066)	(320,197)
Reclassification between OCI and retained earnings		-	-	-	-	4,231	(4,231)	-	-	-
Balance at March 31, 2024	~~W~~	2,969,641	4,400,564	12,094,968	(556,591)	(1,653,833)	37,146,578	54,401,327	2,364,313	56,765,640

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity (Continued)

For the three-month period ended March 31, 2025

		March 31, 2025
		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Sub-total	Non-controlling interests	Total
Balance at January 1, 2025	~~W~~	2,969,641	4,600,121	12,094,968	(807,114)	(1,824,440)	39,020,580	56,053,756	2,767,277	58,821,033
Total comprehensive income
Profit for the period		-	-	-	-	-	1,488,346	1,488,346	28,700	1,517,046
Other comprehensive income (loss), net of income tax:
Loss on valuation and disposal of securities at fair value through other comprehensive income		-	-	-	-	836,758	-	836,758	226	836,984
Equity in other comprehensive income (loss) of associates		-	-	-	-	(4,427)	-	(4,427)	-	(4,427)
Foreign currency translation adjustments for foreign operations		-	-	-	-	5,174	-	5,174	(167)	5,007
Net change in unrealized fair value of cash flow hedges		-	-	-	-	47,802	-	47,802	-	47,802
Net finance gain (loss) on insurance contract assets(liabilities)		-	-	-	-	(1,413,304)	-	(1,413,304)	-	(1,413,304)
Net finance gain (loss) on reinsurance contract assets (liabilities)		-	-	-	-	(6,374)	-	(6,374)	-	(6,374)
Remeasurements of defined benefit liability (asset)		-	-	-	-	200	-	200	-	200
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	(547)	-	(547)	-	(547)
Total other comprehensive income (loss)		-	-	-	-	(534,718)	-	(534,718)	59	(534,659)
Total comprehensive income (loss)		-	-	-	-	(534,718)	1,488,346	953,628	28,759	982,387

Other changes in equity
Dividends		-	-	-	-	-	(267,755)	(267,755)	-	(267,755)
Dividends to hybrid bonds		-	-	-	-	-	(42,590)	(42,590)	-	(42,590)
Issuance of hybrid bonds		-	398,835	-	-	-	-	398,835	-	398,835
Transfer to retained earnings of redemption loss of hybrid bonds		-	-	-	524	-	(524)	-	-	-
Acquisition of treasury stock (Note 20)		-	-	-	(276,260)	-	-	(276,260)	-	(276,260)
Retirement of treasury stock (Note 20)		-	-	-	-	-	(3)	(3)	-	(3)
Change in other capital adjustments		-	-	-	(1,054)	-	(672)	(1,726)	-	(1,726)
Change in other non-controlling interests		-	-	-	-	-	-	-	(266,335)	(266,335)
		-	398,835	-	(276,790)	-	(311,544)	(189,499)	(266,335)	(455,834)
Reclassification between OCI and retained earnings		-	-	-	-	1,348	(1,348)	-	-	-
Balance at March 31, 2025	~~W~~	2,969,641	4,998,956	12,094,968	(1,083,904)	(2,357,810)	40,196,034	56,817,885	2,529,701	59,347,586

See accompanying notes to the condensed consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows

For the three-month periods ended March 31, 2025 and 2024

			Three-month periods ended March 31
(In millions of won)	Note		2025 (Unaudited)	2024 (Unaudited)

Cash flows from operating activities
Profit for the interim period		~~W~~	1,517,046	1,347,829
Adjustments for:
Interest income	22		(7,067,924)	(7,190,492)
Interest expense	22		4,213,036	4,374,622
Dividend income			(71,411)	(79,089)
Corporate tax expense			488,512	442,676
Net fees and commission income (expense)			95,799	66,011
Net insurance contract income (expense)			(254,306)	(287,409)
Net insurance finance income (expense)			54,556	126,047
Net gain (loss) on financial instruments at fair value through profit or loss			(137,816)	(362,109)
Net gain (loss) on derivatives			(219,147)	(166,806)
Net gain (loss) on foreign currency translation			(28,523)	(125,897)
Net gain (loss) on financial instruments designated at fair value through profit or loss			97,795	14,510
Net gain on disposal of securities at fair value through other comprehensive income	10		(74,543)	(22,118)
Net gain (loss) on disposal of securities at amortized cost	10		27	2
Provision for credit loss allowance	24		439,351	371,979
Employee benefits			34,946	49,511
Depreciation and other amortization	25		331,677	306,240
Other operating expense			189,369	120,589
Equity method income	12		(39,447)	7,599
Other non-operating income (expense)			4,617	274,893
			(1,943,432)	(2,079,241)
Changes in assets and liabilities:
Due from banks at amortized cost			871,087	362,489
Securities at fair value through profit or loss			(2,697,028)	(2,781,797)
Due from banks at fair value through profit or loss			105	-
Loans at fair value through profit or loss			98,188	159,213
Financial instruments designated at fair value through profit or loss			(492,183)	(178,403)
Derivative instruments			239,245	(45,107)
Loans at amortized cost			4,477,743	(8,582,542)
Insurance contract assets			3,327	9,582
Reinsurance contract assets			9,658	2,140
Other assets			(4,786,130)	(6,500,182)
Deposits			(5,182,107)	12,661,424
Net defined benefit liabilities			(155,681)	(18,506)
Provisions			(101,508)	(202,060)
Insurance contract liabilities			(326,271)	(268,380)
Reinsurance contract liabilities			17,540	11,771
Investment contract liabilities			(165,096)	(202,391)
Other liabilities			12,071,899	2,032,822
			3,882,788	(3,539,927)

Income taxes paid			(244,100)	(223,447)
Interest received			6,983,378	7,093,676
Interest paid			(3,730,028)	(3,887,868)
Dividends received			39,117	50,749
Net cash inflow (outflow) from operating activities		~~W~~	6,504,769	(1,238,229)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows (Continued)

For the three-month periods ended March 31, 2025 and 2024

			Three-month periods ended March 31
(In millions of won)	Note		2025(Unaudited)	2024(Unaudited)

Cash flows from investing activities
Decrease in financial instruments at fair value through profit or loss		~~W~~	1,000,910	678,930
Acquisition of financial instruments at fair value through profit or loss			(1,179,511)	(971,704)
Decrease in financial securities at fair value through other comprehensive income			13,467,240	10,957,562
Acquisition of securities at fair value through other comprehensive income			(12,931,977)	(9,425,920)
Proceeds from disposal of securities at amortized cost			1,597,589	1,868,964
Acquisition of securities at amortized cost			(1,322,151)	(1,656,526)
Proceeds from disposal of property and equipment			4,384	4,201
Acquisition of property and equipment			(40,723)	(45,663)
Proceeds from disposal of intangible assets			2,665	1,581
Acquisition of intangible assets			(118,281)	(135,902)
Proceeds from disposal of investments in associates			174,136	50,674
Acquisition of investments in associates			(99,517)	(110,610)
Proceeds from disposal of investment property			-	5,281
Acquisition of investment property			(761)	(519)
Change in other assets			(13,017)	7,011
Change in other liabilities			(248)	-
Proceeds from settlement of hedging derivative financial instruments			5,642	24,766
Payment of settlement of hedging derivative financial instruments			(23,903)	(28,960)
Net cash inflow (outflow) from investing activities		~~W~~	522,477	1,223,166

Cash flows from financing activities
Issuance of hybrid bonds		~~W~~	398,835	398,833
Net change in borrowings			546,312	(1,859,254)
Proceeds from debt securities issued			7,404,090	12,509,216
Repayments of debt securities issued			(11,607,576)	(10,171,618)
Changes in other liabilities			(39)	(54,143)
Dividends paid			(48,668)	(41,809)
Proceeds from settlement of hedging derivative financial instruments			662,637	1,308,088
Payment of settlement of hedging derivative financial instruments			(609,735)	(1,307,034)
Acquisition of treasury stock			(276,260)	(150,000)
Costs from retirement of treasury stock			(3)	(53)
Increase(decrease) in non-controlling interests			(268,891)	(264,546)
Redemption of lease liabilities			(72,647)	(65,784)
Net cash inflow (outflow) from financing activities			(3,871,945)	301,896

Effect of exchange rate changes on cash and cash equivalents held			(3,016)	43,857
Increase in cash and cash equivalents			3,152,285	330,690

Cash and cash equivalents at the beginning of the period	30		35,247,543	30,416,884

Cash and cash equivalents at the end of the period	30	~~W~~	38,399,828	30,747,574

See accompanying notes to the condensed consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

1. Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a) Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group” or the “Company”), the controlling company, is incorporated on September 1, 2001 for the main purposes of controlling, managing and funding Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan BNP Asset Management Co., Ltd. by way of share transfers. The total capital stock amounted to ~~W~~1,461,721 million. Also, Shinhan Financial Group’s shares have been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depositary Shares have been registered with the Securities and Exchange Commission (SEC) and listed on the New York Stock Exchange since September 16, 2003.

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of March 31, 2025 and December 31, 2024 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		March 31, 2025	December 31, 2024
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Korea	March 31	100.0	100.0
〃	Shinhan Card Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Securities Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Life Insurance Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Capital Co., Ltd.	〃	〃	100.0	100.0
〃	Jeju Bank	〃	〃	75.3	75.3
〃	Shinhan Asset Management Co., Ltd.	〃	〃	100.0	100.0
〃	SHC Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan DS	〃	〃	100.0	100.0
〃	Shinhan Savings Bank	〃	〃	100.0	100.0
〃	Shinhan Asset Trust Co. Ltd	〃	〃	100.0	100.0
〃	Shinhan Fund Partners Co., Ltd.	〃	〃	99.8	99.8
〃	Shinhan REITs Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Venture Investment Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan EZ General Insurance, Ltd. (*2)	〃	〃	91.7	85.1
Shinhan Bank	Shinhan Bank America	USA	〃	100.0	100.0
〃	Shinhan Bank Europe GmbH	Germany	〃	100.0	100.0
〃	Shinhan Bank Cambodia	Cambodia	〃	97.5	97.5
〃	Shinhan Bank Kazakhstan Limited	Kazakhstan	〃	100.0	100.0
〃	Shinhan Bank Canada	Canada	〃	100.0	100.0
〃	Shinhan Bank (China) Limited	China	〃	100.0	100.0
〃	Shinhan Bank Japan	Japan	〃	100.0	100.0
〃	Shinhan Bank Vietnam Ltd.	Vietnam	〃	100.0	100.0
〃	Banco Shinhan de Mexico	Mexico	〃	99.9	99.9
〃	PT Bank Shinhan Indonesia	Indonesia	〃	99.0	99.0
Shinhan Bank Japan	SBJDNX	Japan	〃	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

1. Reporting entity (continued)

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of March 31, 2025 and December 31, 2024 are as follows (continued):

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		March 31, 2025	December 31, 2024
Shinhan Card Co., Ltd.	Shinhan Credit Information Co., Ltd.	Korea	March 31	100.0	100.0
〃	LLP MFO Shinhan Finance	Kazakhstan	〃	75.0	75.0
〃	PT. Shinhan Indo Finance	Indonesia	〃	76.3	76.3
〃	Shinhan Microfinance Co., Ltd.	Myanmar	〃	100.0	100.0
〃	Shinhan Vietnam Finance Co., Ltd.	Vietnam	〃	100.0	100.0
Shinhan Securities Co., Ltd.	Shinhan Securities America Inc.	USA	〃	100.0	100.0
〃	Shinhan Securities Asia Ltd.	Hong Kong	〃	100.0	100.0
〃	SHINHAN SECURITIES VIETNAM CO., LTD.	Vietnam	〃	100.0	100.0
〃	PT. Shinhan Sekuritas Indonesia	Indonesia	〃	99.0	99.0
Shinhan Life Insurance Co., Ltd.	Shinhan Financial Plus Co., Ltd	Korea	〃	100.0	100.0
〃	Shinhan LifeCare Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Life Insurance Vietnam Co., Ltd.	Vietnam	〃	100.0	100.0
Shinhan DS	SHINHAN DS VIETNAM CO., LTD.	Vietnam	〃	100.0	100.0

(*1) Subsidiaries such as trust, beneficiary certificate, special purpose company, partnerships and private equity fund which are not actually operating their own business are excluded.

(*2) During the current quarter, the Group participated in a capital increase of ~~W~~ 100 billion conducted by Shinhan EZ General Insurance, Ltd., resulting in an increase in the Group’s ownership interest from 85.1% to 91.7%.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

1. Reporting entity (continued)

(c) Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	Shinhan Bank (including development trust) and 17 others

A trust is consolidated when the Group as a trustee is exposed to significant variable returns, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it, and the Group has the ability to affect those returns.

Asset-Backed Securitization	Tiger Eyes 3 Co., Ltd. and 173 others

An entity for asset backed securitization is consolidated when the Group has sole decision-making authority to dispose assets or change the conditions of the assets, and the Group is substantially exposed to, or has rights to significant variable returns by providing credit enhancement and purchases of subordinated securities.

Structured Financing	-

An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has the greatest credit to the entity, has sole decision-making authority of these Entities due to the entities default, and is substantially exposed to, or has rights to significant variable returns.

Investment Fund	One Shinhan Future's Fund and 170 others

An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors as a collective investor or a business executive, or has the ability to dismiss the manager of the investment funds, and is substantially exposed to, or has rights to, the significant variable returns.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

1. Reporting entity (continued)

(d) Summarized financial information of the subsidiaries

i) The summarized statements of financial position of the controlling company and the Group’s major consolidated subsidiaries as of March 31, 2025 and December 31, 2024 is as follows:

		March 31, 2025			December 31, 2024
Investees (*1), (*2)		Asset balance	Liability Balance	Equity balance	Asset balance	Liability balance	Equity balance
Shinhan Financial Group(separate)	~~W~~	39,643,823	10,984,140	28,659,683	37,672,303	11,324,128	26,348,175
Shinhan Bank		563,515,443	527,422,780	36,092,663	556,691,161	519,926,426	36,764,735
Shinhan Card Co., Ltd.		43,385,761	35,255,953	8,129,808	44,137,094	35,860,198	8,276,896
Shinhan Securities Co., Ltd.		47,248,159	41,740,418	5,507,741	49,026,790	43,532,326	5,494,464
Shinhan Life Insurance Co., Ltd.		60,413,273	54,277,376	6,135,897	59,843,268	52,802,301	7,040,967
Shinhan Capital Co., Ltd.		12,147,767	9,898,235	2,249,532	12,512,659	10,259,146	2,253,513
Jeju Bank		7,608,523	7,019,328	589,195	7,444,771	6,854,663	590,108
Shinhan Asset Management Co., Ltd.		357,600	111,580	246,020	503,319	186,991	316,328
SHC Management Co., Ltd.		10,382	7	10,375	10,325	-	10,325
Shinhan DS		129,509	64,339	65,170	139,322	76,603	62,719
Shinhan Savings Bank		2,845,950	2,481,789	364,161	2,879,145	2,512,348	366,797
Shinhan Asset Trust Co., Ltd.		764,526	456,839	307,687	775,844	471,890	303,954
Shinhan Fund Partners		118,006	22,085	95,921	122,507	22,580	99,927
Shinhan REITs Management Co., Ltd.		79,140	9,185	69,955	82,781	12,640	70,141
Shinhan Venture Investment Co., Ltd.		173,867	89,108	84,759	176,165	90,967	85,198
Shinhan EZ General Insurance, Ltd.		381,411	175,074	206,337	289,867	178,573	111,294

(*1) The summarized financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.

(*2) Trusts, beneficiary certificates, securitization special limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

1. Reporting entity (continued)

ii) The summarized statements of comprehensive income of the controlling company and the Group’s major consolidated subsidiaries for the three-month periods ended March 31, 2025 and 2024 are as follows:

		March 31, 2025			March 31, 2024
Investees (*1), (*2)		Operating income	Net income (*3)	Com- prehensive income (loss) (*3)	Operating income	Net income (loss) (*3)	Com- prehensive income (loss) (*3)
Shinhan Financial Group (separate)	~~W~~	2,621,336	2,499,281	2,499,281	1,978,106	1,773,171	1,773,171
Shinhan Bank		9,690,434	1,128,284	1,252,683	12,659,857	928,849	1,068,796
Shinhan Card Co., Ltd.		1,469,158	136,878	146,942	1,521,890	185,647	193,842
Shinhan Securities Co., Ltd.		2,683,617	107,851	105,717	3,527,000	75,683	73,352
Shinhan Life Insurance Co., Ltd.		1,745,742	165,172	(524,073)	1,882,487	154,192	(612,434)
Shinhan Capital Co., Ltd.		284,098	31,329	28,733	358,578	64,302	64,875
Jeju Bank		91,130	2,904	3,751	95,669	4,349	1,845
Shinhan Asset Management Co., Ltd.		42,850	8,892	8,892	57,816	16,934	16,941
SHC Management Co., Ltd.		-	50	50	-	70	70
Shinhan DS		77,245	2,515	2,443	71,183	1,600	1,717
Shinhan Savings Bank		61,228	6,782	7,338	66,790	6,968	7,189
Shinhan Asset Trust Co., Ltd.		29,947	5,425	5,409	27,868	(22,042)	(22,111)
Shinhan Fund Partners		17,044	3,680	3,680	16,639	3,615	3,615
Shinhan REITs Management Co., Ltd.		2,846	(185)	(186)	4,476	2,533	2,531
Shinhan AI Co., Ltd. (*4)		-	-	-	-	(1,960)	(1,961)
Shinhan Venture Investment Co, Ltd.		8,332	(456)	(439)	16,888	5,220	5,219
Shinhan EZ General Insurance, Ltd.		32,246	(4,603)	(4,527)	19,115	(941)	(1,114)

(*1) The summarized financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.

(*2)Trusts, beneficiary certificates, securitization-specialized limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

(*3) It includes non-controlling interest.

(*4) Shinhan AI Co., Ltd. was liquidated for the three-month period ended March 31, 2024, and the amount as of March 31, 2024 reflects figures incurred before the liquidation.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

2. Basis of preparation

(a) Statement of compliance

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying condensed consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The condensed consolidated interim financial statements of the Group are prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”). These condensed consolidated interim financial statements are prepared under K-IFRS No. 1034, ‘Interim Financial Reporting’ and contains less information than required in the annual consolidated financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as of and for the year ended December 31, 2024.

(b) Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, incomes, and expenses. If the estimates and assumptions based on management's best judgment as of the end of the interim reporting period are different from the actual environment, these estimates and actual results may be different.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Income tax expense in the interim period is measured by applying the expected annual income tax rate, i.e. the estimated average annual effective income tax rate.

In preparing the condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2024 except for the method of estimation used to determine the income tax expense for the interim period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

3. Material accounting policies

(a) The Group applies the same accounting policies as those applied in the preparation of the annual consolidated financial statements for the year ended December 31, 2024, except for the following amendments first applied from January 1, 2025, as described in Note 2(b).

i) Amendment to K-IFRS No. 1021 'Effects of Changes in Foreign Exchange Rates' and No. 1101 ‘First-time adoption of K-IFRS’ – Lack of Exchangeability

These amendments define scenarios where exchanges with other currencies are considered possible for accounting purposes, clarify the assessment of exchangeability with other currencies, and specify requirements for estimating and disclosing the spot exchange rate in cases where no exchangeability exists. If exchange with other currencies is not possible, the spot exchange rate must be estimated on the measurement date using observable exchange rates without adjustment or employing alternative estimation techniques. There is no significant impact on the consolidated financial statements from these amendments.

(b) As of March 31, 2025, the newly enacted and disclosed but not yet effective new K-IFRS are as follows:

i) K-IFRS 1109 ‘Financial Instruments and K-IFRS 1107 Financial Instruments: Disclosures’ – Classification and measurement requirements of financial instruments

The amendments clarify the conditions related to the discharge of a financial liability before the settlement date when settling such financial liabilities using an electronic payment system. They further specify an interest feature, a contingent feature, financial assets with non-recourse features and contractually linked instruments which should be considered in assessing whether contractual cash flows of a financial asset are consistent with a basic lending arrangement. Furthermore, the amendments include additional disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and contractual terms that could change the timing or amount of contractual cash flows. The amendments are applied retrospectively for annual reporting periods beginning on or after 1 January 2026 with earlier application permitted. The Group is assessing the impact of the amendment on the consolidated financial statements.

ii) Annual Improvements to Korean International Financial Reporting Standards (K-IFRS)

K-IFRS annual improvements are applied for annual reporting periods beginning on or after 1 January 2026 with earlier application permitted. The Group believes that there will be no material impact on the consolidated financial statements.

- K-IFRS 1109 ‘Financial Instruments’ – derecognition of lease liabilities and transaction price

- K-IFRS 1110 ‘Consolidated Financial Statements’ – determination of ‘de facto agent’

- K-IFRS 1101 ‘First-time adoption of Korean International Financial Reporting Standards’ – hedge accounting adoption

- K-IFRS 1107 ‘Financial Instruments: Disclosures’ – Gain or loss on derecognition

- K-IFRS 1007 ‘Statement of Cash Flows’ – Cost method

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

4. Financial risk management

(a) Overview

Shinhan Financial Group Co., Ltd. (collectively the “Group”) manages various risks that may arise within business sector and the major risks to which the Group is exposed include credit risk, market risk, interest rate risk, and liquidity risk. These risks are recognized, measured, controlled, and reported in accordance with risk management guidelines established at the controlling company level and at the subsidiary level.

i) Risk management principles

The risk management principles of the Group are as follows:

- All business activities take into account the balance of risks and profits within a predetermined risk appetite.

- The controlling company shall present the Group Risk Management Model Standards, supervise their compliance and have responsibility and authority for group-level monitoring.

- Operate a risk-related decision-making system that enhances management's involvement.

- Organize and operate risk management organizations independent of the business sector.

- Operate a performance management system that clearly considers risks when making business decisions.

- Aim for preemptive and practical risk management functions.

- Share a cautious view to prepare for possible deterioration of the situation.

ii) Risk management organization

The basic policies and strategies for risk management of the Group are established by the Risk Management Committee (collectively the "Group Risk Management Committee") within the controlling company's Board of Directors. The Group's Chief Risk Officer (CRO) assists the Group Risk Management Committee and consults the risk policies and strategies of the group and each subsidiary through the Group Risk Council, which includes the Chief Risk Management Officer of each subsidiary. The subsidiary implements the risk policies and strategies of the Group through each company's risk management committee, risk-related committee, and risk management organization, and consistently establishes and implements the detailed risk policies and strategies of the subsidiary. The risk management team of the controlling company assists the Group's Chief Risk Management Officer for risk management and supervision.

The Group has a hierarchical limit system to manage the risks of the Group to an appropriate level. The Group Risk Management Committee sets the risk limits that can be affordable by the Group and each subsidiary, while the Risk Management Committee and the Committee of each subsidiary set and manage detailed risk limits by risk, department, desk, and product types.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

4. Financial risk management (continued)

(a) Overview (continued)

ii) Risk management organization (continued)

ii-1) Group Risk Management Committee

The Group established the risk management system for the Group and each of its subsidiaries, and comprehensively manages group risk-related matters such as establishing risk policies, limits, and approvals. The Committee consists of directors of the controlling company.

The resolution of the Committee is as follows:

-
Establish risk management basic policy in line with management strategy
-
Determine the level of risk that can be assumed by the Group and each subsidiary
-
Approve appropriate investment limit or loss allowance limit
-
Enact and amend the Group Risk Management Regulations and the Group Risk Council Regulations
-
Matters concerning risk management organization structure and division of duties
-
Matters concerning the operation of the risk management system
-
Matters concerning the establishment of various limits and approval of limits
-
Make decisions on approval of the FSS's internal rating based approach for non-retail and retail credit rating systems
-
Matters concerning risk disclosure policy
-
Analysis of crisis situation, related capital management plan and financing plan
-
Matters deemed necessary by the board of directors
-
Matters required by external regulations such as the Financial Services Commission and other regulations and guidelines
-
Matters deemed necessary by the Chairman

The resolution of the Group Risk Management Committee is reported to the Board of Directors.

ii-2) Group Risk Management Council

In order to maintain the Group's risk policy and strategies consistently, the Group resolves matters necessary to discuss overall risk-related issues and to implement the policies set by the Group Risk Management Committee. The members are chaired by the Group’s risk management officer and shall be consist of the risk management officers of major subsidiaries.

iii) Group Risk Management System

iii-1) Management of the Risk Capital

Risk capital refers to the capital required to compensate for the potential loss (risk) if it is actually realized. Risk capital management refers to the management of the risk assets considering its risk appetite, which is a datum point on the level of risk burden compared to available capital, so as to maintain the risk capital at an appropriate level. The Group and subsidiaries establish and operate a risk planning process to reflect the risk plan in advance when establishing financial and business plans for risk capital management and establish a risk limit management system to control risk to an appropriate level.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

4. Financial risk management (continued)

(a) Overview (continued)

iii) Group Risk Management System (continued)

iii-2) Risk monitoring

In order to proactively manage risks by periodically identifying risk factors that can affect the Group's business environment, the Group has established a multi-dimensional risk monitoring system. Each subsidiary is required to report to the Group on key issues that affect risk management at the Group level. The Group prepares weekly, monthly and occasional monitoring reports to report to Group management including the CRO.

In addition, the Risk Dashboard is operated to derive abnormal symptoms through three-dimensional monitoring of major portfolios, increased risks, and external environmental changes of assets for each subsidiary. If necessary, the Group takes preemptive risk management to establish and implement countermeasures.

iii-3) Risk reviewing

When conducting new product, new business and major policy changes, risk factors are reviewed by using a pre-defined checklist to prevent indiscriminate promotion of business that is not easy to judge risk and to support rational decision making. The subsidiary's risk management department conducts a preliminary review and post-monitoring process on products, services, and projects to be pursued in the business division. In case of matters that are linked or jointly promoted with other subsidiaries, the risk reviews are carried out after prior-consultation with the risk management department of the Group.

iii-4) Crisis management

The Group maintains a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for four levels of contingencies, namely, “cautious’, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group-wide, and upon the happening of any contingency at two or more subsidiaries level, the Group directly takes charge of the situation so that the Company manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

4. Financial risk management (continued)

(b) Credit risk

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and is the largest risk which the Group faces. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on the balance sheet, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

Shinhan Bank's basic policy on credit risk management is determined by the Risk Policy Committee. The Risk Policy Committee consists of the chairman of the Chief Risk Officer (CRO), Chief Credit Officer (CCO), the head of the business group, and the head of the risk management department. The Risk Policy Committee decides the credit risk management plan and the direction of the loan policy for the entire bank. Apart from the Risk Policy Committee, the Credit Review Committee is established to separate credit monitoring, such as large loans and limit approval, and is composed of chairman, the CCO, CRO and the head of the group in charge of the credit-related business group, the head of the credit planning department, and the senior examination team to enhance the credit quality of the loan and profitability of operation.

Shinhan Bank's credit risk management includes processes such as credit evaluation, credit monitoring and supervision, credit risk measurement of counterparties and limit management processes and credit risk measurements for portfolios. All loan customers of Shinhan Bank are evaluated and managed with credit ratings. Retail customers are evaluated by summing up customer information from the bank's internal information and external credit information, and the corporate customers are evaluated by considering financial and non-financial items such as industrial risk, operating risk, and management risk. The evaluated credit rating is used for credit approval, limit management, pricing, credit loss provisioning, etc., and is the basis for credit risk management. The credit evaluation system is divided into an evaluation system for retail customers, a small office home office (SOHO) evaluation system, and an evaluation system for corporate customers. It is subdivided and refined by each model to reflect the Basel III requirements. The corporate credit decision is based on a collective decision-making system, making objective and prudent decisions. In the case of a general credit of loans, the credit is approved based on the consultation between branch RM’s (Relationship Manager) and loan officers of each business division’s headquarters. In the case of a large or important credit, the credit is approved by the review council. In particular, the Credit Deliberation Committee, the highest decision-making body for loan approvals, reviews for important loans such as large loans. Credits for retail customers are monitored by an automated credit scoring system (CSS) based on objective statistical methods and bank credit policies.

Shinhan Bank operates a regular monitoring system for the regular management of individual loans. The loan officers and RM’s evaluate the adequacy of the result of the loan review by automatically searching for anticipated insolvent companies among business loan partners, and if necessary, the credit rating of the corporate is adjusted. In accordance with these procedures, corporate customers are classified either as an early warning company, an observation company, or a normal company, and then managed differently according to management guidelines for each risk classification, thereby mitigating the risk of insolvency of the loan at an early stage. The financial analysis support system affiliated with a professional credit rating agency supports credit screening and management, and the credit planning department calculates and manages industrial grades and analyzes and provides industry trends and company information. In order to control the credit risk for the credit portfolio to an appropriate level, credit VaR limits are set and managed for each business and business sector, and to prepare for the credit risk caused by biased exposure to specific sectors, the Group sets and manages exposure limits for each sector by party, industry, country, etc.

Shinhan Card's basic policy on credit risk is determined by the Risk Management Committee. The Risk Management Committee (RMC) consists of the Chief Risk Officer (CRO) as the chairperson, and is composed of the heads of each business group and supporting group and the heads of related departments. Apart from the RMC, a credit committee in charge of monitoring corporate credits and other important credits over a certain amount, has been established to separate credit policy decisions from credit monitoring.

Shinhan Card’s credit rating system is divided into ASS (Application Scoring System) and BSS (Behavior Scoring System). Unless a customer falls under “rejection due to policy” (such circumstances include delinquency of other credit card companies) and his/her credit rating is above a certain rate, an application of ASS is approved. There is a separate screening criterion for credit card customers, who have maintained a long-term relationship with the Group and have a good credit history. In addition, the elements of credit ratings are used as the basis for setting limits when issuing cards. The BSS, which is recalculated monthly, predicts the delinquency probability of cardholders, and is utilized it to monitor member and portfolio risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

4. Financial risk management (continued)

(b) Credit risk

i) Techniques, assumptions, and input variables used to measure impairment

i-1) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group uses the change in the risk of default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses.

To make the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information, that is available without undue cost or effort and is indicative of significant increases in credit risk since initial recognition. Information includes the default experience data held by the Group and analysis by an internal credit rating expert.

1
Measuring the risk of default

The Group assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

2
Measuring term structure of probability of default

Internal credit risk ratings are the main variable input to determine the duration structure for the risk of default. The Group accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Group uses information obtained from external credit rating agencies when performing these analyses.

The Group applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions, and input variables used to measure impairment (continued)

3
Significant increases in credit risk

The Group uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others. The method used to determine whether credit risk of financial instruments has significantly increased after the initial recognitions is summarized as follows:

Corporate exposures	Retail exposures	Card exposures

Significant change in credit ratings	Significant change in credit ratings	Significant change in credit ratings
Continued past due more than 30 days	Continued past due more than 30 days	Continued past due more than 7 days (personal card)
Loan classification of precautionary or below	Loan classification of precautionary or below	Loan classification precautionary or below
Borrower with early warning signals	Borrower with early warning signals	Specific delinquent pool segment
Negative net assets	Specific pool segment
Adverse audit opinion or disclaimer of opinion	Collective loans for housing for which the constructors are insolvent
Interest coverage ratio below 1 for a consecutive period of three years or negative cash flows from operating activities for a consecutive period of two years	Loans with identified indicators for significant increases in other credit risk

Loans with identified indicators for significant increases in other credit risk

The Group assumes that the credit risk of the financial instrument has been increased significantly since initial recognition if a specific exposure is past due more than 30 days (except, for card exposures if it is past due more than 7 days). The Group counts the number of days past due from the earliest date on which the Group fails to fully receive the contractual payments from the borrower, and does not take into account any grace period granted to the borrower.

The Group regularly reviews the criteria for determining if there has been a significant increase in credit risk from the following perspective:

- A significant increase in credit risk shall be identified prior to the occurrence of default.

- The criteria established to judge the significant increase in credit risk shall have a more predictive power than the criteria for days of delinquency.

- As a result of applying the judgment criteria, management would not expect frequent movement between the 12-month expected credit loss accumulation target and the entire period expected credit loss accumulation target.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions, and input variables used to measure impairment (continued)

i-2) Modified financial assets

If the contractual cash flows on a financial asset have been modified through renegotiation and the financial asset is not derecognized, the Group assesses whether there has been a significant increase in the credit risk of the financial instrument by comparing the risk of a default occurring at initial recognition based on the original, unmodified contractual terms and the risk of a default occurring at the reporting date based on the modified contractual terms.

The Group may adjust the contractual cash flows of loans to customers who are in financial difficulties in order to manage the risk of default and enhance the collectability (hereinafter referred to as ‘debt restructuring’). These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk, and the Group recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments. If a borrower faithfully makes payments of contractual cash flows that are modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Group recognizes the 12-month expected credit losses for that exposure again.

i-3) Risk of default

The Group considers a financial asset to be in default if it meets one or more of the following conditions:

- If a borrower is overdue 90 days or more from the contractual payment date

- If the Group judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Group uses the following indicators when determining whether a borrower is in default:

- Qualitative factors (e.g. breach of contractual terms),

- Quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Group, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Group uses the number of days past due for each financial instrument),

- Internal observation data and external data

The definition of default applied by the Group generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has occurred, and the extent thereof may vary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions, and input variables used to measure impairment (continued)

i-4) Reflection of forward-looking information

The Group reflects future forward-looking information presented by a group of internal experts based on various information when measuring expected credit losses. The Group utilizes economic forecasts disclosed by domestic and foreign research institutes, governments, and public institutions to predict forward-looking information.

The Group reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses. Expected credit losses in this respect reflect conditions that are most likely to occur and are based on the same assumptions that the Group used in its business plan and management strategy.

The Group analyzed data from its past experienced, derived correlations between major macroeconomic variables and credit risks required for predicting credit risk and credit loss for each portfolio, and then reflected forward-looking information through a regression estimation. To reflect external and internal economic uncertainties, the Group has incorporated the forward-looking information by reviewing an additional worst-case scenario along with the three existing scenarios of upside, central and downside.

Major macroeconomic variables	Correlation between credit risks

GDP growth rate	(-)
Private consumption index growth rate	(-)
Index of equipment investment growth rate	(-)
Consumer price index growth rate	(+)
Balance on current account	(-)

The predicted correlations between the macroeconomic variables and the risk of default, used by the Group, are derived based on long-term data over the past ten years.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions, and input variables used to measure impairment (continued)

i-5) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (“PD”)

- Loss given default (“LGD”)

- Exposure at default (“EAD”)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Group and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Group uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for those grades is adjusted, and the PD for each rating grade is estimated by taking into account the contractual maturity of the exposure.

LGD refers to the expected loss in the event of a default. The Group calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Group derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying value of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

In measuring expected credit losses on financial assets, the Group uses the contractual maturity as the period subject to expected credit loss measurement. The contractual maturity is computed taking into account the extension right held by the borrower.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (“LTV”)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria for classifying groups is periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Group uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-6) Write-off of financial assets

The Group writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest. In general, the Group conducts write-off when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. The decision to write off follows the internal regulations of the Group and, if necessary, is carried out after obtaining approval from external institutions. Apart from write-off, the Group may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) Maximum exposure to credit risk

Exposure to credit risk is related to due from banks, loans, investments in debt securities, derivative transactions, off-balance sheet items such as loan commitment. The exposures of due from banks and loans are classified into government, bank, corporation or retail based on the exposure classification criteria of Basel III credit risk weights, and the net carrying amount, excluding deductible items such as provisions, is presented as the maximum amount that can be exposed by credit risk.

The details of the maximum exposure to credit risk for financial instruments held as of March 31, 2025 and December 31, 2024 periods are as follows:

		March 31, 2025	December 31, 2024
Due from banks and loans at amortized cost (*1), (*3):
Banks	~~W~~	13,094,493	14,058,051
Retail		200,245,399	199,809,576
Government/Public sector/Central bank		30,453,629	27,228,308
Corporations		217,705,252	218,713,457
Card receivables		27,220,960	27,714,596
		488,719,733	487,523,988

Due from banks and loans at fair value through profit or loss (*1), (*3):
Banks		167,421	134,609
Corporations		1,567,538	1,780,787
		1,734,959	1,915,396

Securities at fair value through profit or loss		68,641,413	67,134,121
Securities at fair value through other comprehensive income		92,796,185	92,016,210
Securities at amortized cost		33,101,642	33,315,999
Derivative assets		8,242,221	10,279,257
Other financial assets (*1), (*2)		27,698,055	23,116,960
Guarantee contracts		22,653,457	22,509,195
Loan commitments and other credit liabilities		219,860,488	218,980,794
	~~W~~	963,448,153	956,791,920

(*1) The maximum exposure amounts for due from banks, loans, securities at amortized cost and other financial assets at amortized cost are the net carrying amount after deducting the allowance for credit losses.

(*2) Other financial assets mainly comprise of accounts receivable, accrued income, deposits, domestic exchange settlement debit and suspense payments.

(*3) Classified as similar credit risk group based on calculation of the BIS ratio under new Basel Capital Accord (Basel III).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iii) Impairment information by credit risk of financial assets

Details of impaired financial assets due to credit risk as of March 31, 2025 and December 31, 2024 are as follows:

		March 31, 2025
		12-month expected credit loss		Lifetime expected credit loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	10,891,900	1,892,676	302,409	27,114	-	13,114,099	(19,606)	13,094,493	4,154
Retail		179,231,158	6,265,764	10,055,428	4,474,352	1,323,491	201,350,193	(1,104,794)	200,245,399	153,336,284
Government/Public sector/ Central bank		28,237,241	2,214,659	11,133	39	-	30,463,072	(9,443)	30,453,629	2,500
Corporations		117,320,242	57,125,803	19,550,189	23,952,353	2,131,773	220,080,360	(2,375,108)	217,705,252	119,706,822
Card receivable		21,197,843	2,958,260	1,133,599	2,436,532	596,967	28,323,201	(1,102,241)	27,220,960	19,510
		356,878,384	70,457,162	31,052,758	30,890,390	4,052,231	493,330,925	(4,611,192)	488,719,733	273,069,270
Securities at fair value through other comprehensive income (loss) (*)		84,183,397	8,569,896	14,624	28,268	-	92,796,185	-	92,796,185	-
Securities at amortized cost		30,687,966	2,423,904	-	-	-	33,111,870	(10,228)	33,101,642	-
	~~W~~	471,749,747	81,450,962	31,067,382	30,918,658	4,052,231	619,238,980	(4,621,420)	614,617,560	273,069,270

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iii) Impairment information by credit risk of financial assets (continued)

Details of impaired financial assets due to credit risk as of March 31, 2025 and December 31, 2024 are as follows (continued):

		December 31, 2024
		12-month expected credit loss		Lifetime expected credit loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	11,740,875	2,027,427	254,625	60,114	-	14,083,041	(24,990)	14,058,051	27,874
Retail		177,166,099	6,397,386	11,714,193	4,387,929	1,198,594	200,864,201	(1,054,625)	199,809,576	151,610,129
Government/Public sector/ Central bank		25,118,226	2,030,126	83,783	49	-	27,232,184	(3,876)	27,228,308	2,500
Corporations		117,893,181	55,345,067	20,324,015	25,633,821	1,880,868	221,076,952	(2,363,495)	218,713,457	117,575,757
Card receivable		21,631,071	2,974,287	1,170,078	2,436,456	642,991	28,854,883	(1,140,287)	27,714,596	18,881
		353,549,452	68,774,293	33,546,694	32,518,369	3,722,453	492,111,261	(4,587,273)	487,523,988	269,235,141
Securities at fair value through other comprehensive income (loss) (*)		83,218,889	8,736,563	10,034	50,724	-	92,016,210	-	92,016,210	-
Securities at amortized cost		31,103,200	2,219,343	-	3,644	-	33,326,187	(10,188)	33,315,999	-
	~~W~~	467,871,541	79,730,199	33,556,728	32,572,737	3,722,453	617,453,658	(4,597,461)	612,856,197	269,235,141

(*) Credit loss allowance recognized as other comprehensive income of securities at fair value through other comprehensive income amounted to ~~W~~ 38,323 million and ~~W~~ 38,346 million as of March 31, 2025 and December 31, 2024.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iv) Credit risk exposures per credit grade of off-balance sheet items

The credit risk exposure for off-balance sheet items such as guarantees, loan commitments, and other credit-related liabilities as of March 31, 2025 and December 31, 2024 are as follows:

		March 31, 2025
		Grade 1	Grade 2	Impaired	Total
Guarantee contracts:
12-month expected credit loss	~~W~~	19,370,934	2,728,815	-	22,099,749
Lifetime expected credit loss		427,777	111,785	-	539,562
Impaired		-	-	14,146	14,146
		19,798,711	2,840,600	14,146	22,653,457
Loan commitment and other credit line
12-month expected credit loss		186,948,848	20,477,199	-	207,426,047
Lifetime expected credit loss		9,478,554	2,828,706	-	12,307,260
Impaired		-	-	127,181	127,181
		196,427,402	23,305,905	127,181	219,860,488
	~~W~~	216,226,113	26,146,505	141,327	242,513,945

		December 31, 2024
		Grade 1	Grade 2	Impaired	Total
Guarantee contracts:
12-month expected credit loss	~~W~~	19,212,434	2,786,804	-	21,999,238
Lifetime expected credit loss		361,440	127,153	-	488,593
Impaired		-	-	21,364	21,364
		19,573,874	2,913,957	21,364	22,509,195
Loan commitment and other credit line
12-month expected credit loss		183,928,715	21,687,932	-	205,616,647
Lifetime expected credit loss		10,370,570	2,988,286	-	13,358,856
Impaired		-	-	5,291	5,291
		194,299,285	24,676,218	5,291	218,980,794
	~~W~~	213,873,159	27,590,175	26,655	241,489,989

v) Credit qualities are classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Individuals	Probability of default below 2.25% for each pool	Probability of default 2.25% or above for each pool
Government/Public sector/Central bank	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Banks and Corporations (including credit card bond)	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+
Card receivables (individuals)	Behavior scoring system of 7 grade or above	Behavior scoring system of below 7 grade

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

vi) Concentration by industry sector

An analysis of concentration by industry sector of financial instrument, net of allowance, as of March 31, 2025 and December 31, 2024 are as follows:

		March 31, 2025
Classification (*)		Finance and insurance	Manu -facturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	12,551,452	-	-	-	-	-	543,041	-	13,094,493
Retail		-	-	-	-	-	-	-	200,245,399	200,245,399
Government/Public sector/Central bank		30,310,533	-	-	-	-	-	143,096	-	30,453,629
Corporations		21,884,149	60,861,927	23,244,495	46,913,197	5,137,508	6,832,858	52,831,118	-	217,705,252
Card receivable		63,385	362,432	274,272	66,734	47,177	18,996	1,148,624	25,239,340	27,220,960
		64,809,519	61,224,359	23,518,767	46,979,931	5,184,685	6,851,854	54,665,879	225,484,739	488,719,733
Due from banks and loans at FVTPL
Banks		38,380	-	-	-	99,268	-	29,773	-	167,421
Corporations		889,373	427,502	122,666	63,302	-	-	64,695	-	1,567,538
		927,753	427,502	122,666	63,302	99,268	-	94,468	-	1,734,959
Securities measured at FVTPL		33,511,759	3,367,269	1,474,647	2,214,060	333,440	130,509	27,609,729	-	68,641,413
Securities at FVOCI		37,002,841	2,802,807	596,448	1,693,787	1,077,614	22,305	49,600,383	-	92,796,185
Securities at amortized cost		9,348,226	19,989	-	651,588	260,442	-	22,821,397	-	33,101,642
		145,600,098	67,841,926	25,712,528	51,602,668	6,955,449	7,004,668	154,791,856	225,484,739	684,993,932
Off-balance sheet items
Guarantees		4,284,363	11,368,357	3,444,004	164,893	147,725	119,625	3,122,288	2,202	22,653,457
Loan commitments and other liabilities related to credit		18,975,840	34,418,666	10,035,890	4,218,074	2,383,858	430,412	19,495,788	129,901,960	219,860,488
	~~W~~	23,260,203	45,787,023	13,479,894	4,382,967	2,531,583	550,037	22,618,076	129,904,162	242,513,945

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

vi) Concentration by industry sector (continued)

An analysis of concentration by industry sector of financial instrument, net of allowance, as of March 31, 2025 and December 31, 2024 are as follows (continued):

		December 31, 2024
Classification (*)		Finance and insurance	Manu -facturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	13,495,577	-	-	-	-	-	562,474	-	14,058,051
Retail		-	-	-	-	-	-	-	199,809,576	199,809,576
Government/Public sector/Central bank		27,042,097	-	-	-	-	-	186,211	-	27,228,308
Corporations		22,485,184	62,200,259	23,447,863	47,109,684	5,409,739	6,735,852	51,324,876	-	218,713,457
Card receivable		81,613	323,992	288,452	65,256	51,107	20,277	1,189,255	25,694,644	27,714,596
		63,104,471	62,524,251	23,736,315	47,174,940	5,460,846	6,756,129	53,262,816	225,504,220	487,523,988
Due from banks and loans at FVTPL
Banks		35,450	-	-	-	99,159	-	-	-	134,609
Corporations		859,295	391,667	301,658	149,652	10,000	-	68,515	-	1,780,787
		894,745	391,667	301,658	149,652	109,159	-	68,515	-	1,915,396
Securities measured at FVTPL		34,194,979	3,634,273	1,286,997	2,149,229	304,020	136,364	25,428,259	-	67,134,121
Securities at FVOCI e		35,854,914	2,636,678	712,936	1,790,042	1,056,603	12,160	49,952,877	-	92,016,210
Securities at amortized cost		9,761,249	19,984	-	539,416	260,379	-	22,734,971	-	33,315,999
		143,810,358	69,206,853	26,037,906	51,803,279	7,191,007	6,904,653	151,447,438	225,504,220	681,905,714
Off-balance sheet items
Guarantees		3,733,957	11,712,348	3,548,909	92,172	179,255	115,827	3,113,748	12,979	22,509,195
Loan commitments and other liabilities related to credit		18,218,204	34,199,306	10,324,128	4,325,044	2,408,759	531,832	20,644,317	128,329,204	218,980,794
	~~W~~	21,952,161	45,911,654	13,873,037	4,417,216	2,588,014	647,659	23,758,065	128,342,183	241,489,989

(*) The amounts by industry sector are presented as the net carrying amount after deducting allowances for loan losses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(c) Market risk

i) Market risk management from trading positions

i-1) Concept of market risk

Market risk is defined as the risk of loss of trading account position of financial institutions due to changes on market price, such as interest rates, exchange rates and stock prices, etc. and is divided into general market risks and individual risks. A general market risk refers to a loss from price variability caused by events affecting the market as a whole, such as interest rates, exchange rates and stock prices; and an individual risk refers to a loss from price variability related to individual events of securities issuer, such as bonds and stocks. A structural foreign exchange position refers to a foreign exchange position that foreign currency investments such as capital contributions and long-term equity investments in overseas branches is excluded from the calculation of market risk regulatory capital, with the approval of the supervisory authority.

i-2) Market risk management method

The basic principle of market risk management in the trading sector is to maintain the maximum possible loss due to market risk within a certain level. To this end, the Group sets and operates VaR limits, investment limits, position limits, sensitivity limits, and loss limits from the portfolio to individual desks. These limits are managed daily by the department in charge of risk management, independent from the operating department.

Trading positions refer to all transactions holding for short-term resale, arbitrage through short-term price changes, risk-free arbitrage, and risk hedging. Securities, foreign exchange position, and derivatives are included mainly as trading position. As a method of measuring market risk, VaR (Value at Risk) is typical, and it is a statistical measurement of the potential maximum loss that can occur due to changes in market conditions. VaR calculates the standard method market risk using the Group Market Risk Measurement System, and Shinhan Bank calculates the standard method market risk using its own model market risk calculation system. The Group and Shinhan Bank exclude structural foreign exchange positions approved by the supervisory authority when calculating standard method market risk. Shinhan Securities Co., Ltd. uses its own market risk calculation system to calculate historical simulation VaR and the Group market risk system to calculate standard method market risk.

Stress tests are conducted to supplement risk measurement by statistical methods and to manage losses that may arise from rapid changes in the economic environment.

Shinhan Bank measures the risk of trading account products by applying market risk standard methods. The trading account calculates market risk if it is for holding purposes such as short-term resale, profit seeking through short-term price fluctuations, risk-free arbitrage, and risk hedging. The standard approach is a risk calculation method proposed by Basel Board of Banking Supervisors (BCBS) of Bank for International Settlements (BIS), Korea has reflected the Basel III standards of market risk sector to the detailed regulations on supervision of bank business from FY23 and followed these regulations. The standard approach of the Basel III standards calculates and aggregates sensitivity risk, default risk, and residual risk. Sensitivity risk measures coverage of general interest rates, credit spreads, stocks, commodity, and delta and vega of foreign exchange. Delta refers to the change in product value due to changes in the price of the underlying asset, and vega refers to the change in product value due to changes in the volatility of the underlying asset. Curvature is defined as a loss that exceeds the delta risk in the event of an upward or downward shock to the underlying asset. Sensitivity risk is designed to measure both linear and non-linear risks of factors affecting value fluctuations regardless of the characteristics of the product. Default risk measures the discrete default risk of the underlying asset that cannot be captured in sensitivity risk. Complete offsetting between purchase and sale exposures of the same borrower is possible. Residual risk is a concept that calculates additional risk because sensitivity risk and default risk are not accurately measured when there is a special profit/loss structure or the underlying asset is special.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(c) Market risk(continued)

i) Market risk management from trading positions(continued)

i-2) Market risk management method(continued)

Trading position data is automatically interfaced into management system, and the system conducts VaR measurement and manages the limit. In addition, Shinhan Bank sets loss limit, sensitivity limit, investment limit, stress limit, etc. for Trading Department and desks, and monitors daily.

Shinhan Securities measures daily market risk by applying historical simulation VaR method of 99.9% confidence level-based VaR. It also measures market risk standard methods to ensure consistent market risk management at the Group level. Historical simulation VaR method does not require assumption on a particular distribution since the method derives scenarios directly from historical market data, and measures non-linear products, such as options, in details. In addition to the VaR limit, Shinhan Securities sets and manages issuance and transaction limit, and stop-loss limit for each department.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(c) Market risk (continued)

ii) Interest rate risk management from non-trading positions

ii-1) Principle

Interest rate risk refers to the possibility of a decrease in net interest income or in net asset value that occurs when interest rates fluctuate unfavorably from the Group's financial position. The Group manages net interest income or changes in net asset value that occur due to changes in interest rates by early predicting the factors of interest rate risk fluctuation related to the Group's net interest income and net asset value through the interest rate risk management.

ii-2) Managements

The Group's major financial subsidiaries manage interest rate risks independently by the risk management organization and the treasury department, and have internal regulations on interest rate risk management strategies, procedures, organization, measurement, and major assumptions.

One of the key indicators of managing interest rate risk is the Earnings at Risk (EaR) from an earning perspective and the Value at Risk (VaR) from an economic value perspective. Interest rate VaR represents the maximum anticipated loss in a net present value calculation, whereas interest rate EaR represents the maximum anticipated loss in a net interest income calculation for the immediately following one-year period, in each case, as a result of negative movements in interest rates.

Each subsidiary's interest rate risk measurement method varies depending on industry-specific regulations. However, interest rate VaR and interest rate EaR are measured using internal methodologies or IRRBB (Interest Rate Risk in the Banking Book). Interest rate risk limits are set based on interest rate VaR and monitored accordingly. In accordance with the amendments in Regulations for Supervision of Financial Holding Companies, the Group measures the interest rate risk using the standardized approach of IRRBB under Basel III, which measures the interest rate risk more precisely than the existing BIS standard framework by segmenting maturities of interest rates, reflecting customer behavior models and diversifying interest rate shocks. The interest rate VaR scenario based IRRBB measures ① parallel up shock ② parallel down shock ③ steepener shock ④ flattener shock ⑤ short rate up shock ⑥ short rate down shock. By the parallel up shock and parallel down shock, the interest rate EaR scenario measures the scenario value with the largest loss as interest rate risk. Under the existing BIS standard framework, ± 200bp parallel shock scenario is applied to all currency. However, as the shock width is set differently by currency and period, interest rate risk is measured significantly by the IRRBB (e.g. (KRW) Parallel ± 300bp, Short Term ± 400bp, Long Term ± 200bp, (USD) Parallel ± 200bp, Short Term ± 300bp, Long Term ± 150bp). In the IRRBB method, the existing interest rate VaR and the interest rate EaR are expressed as △ EVE (Economic Value of Equity) and △ NII (Net Interest Income), respectively.

Since impacts of each subsidiary on changes of interest rates are differentiated by portfolios, the Group is preparing to respond proactively while monitoring the financial market and regulatory environment and making efforts to hedge or reduce interest rate risk. In addition, the subsidiaries conduct the crisis analysis on changes in market interest rates and report it to management and the Group.

In particular, through its ALM (Asset and Liability Management) system, Shinhan Bank measures and manages its interest rate risk based on various analytical measures such as interest rate gap, duration gap and NPV (Net Present Value) and NII (Net Interest Income) simulations, and monitors on a monthly basis its interest rate VaR limits, interest rate EaR (Earnings at Risk) limits and interest rate gap ratio limits.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(c) Market risk (continued)

iii) Foreign exchange risk

Exposure to foreign exchange risk can be defined as the difference (net position) between assets and liabilities presented in foreign currency, including derivative financial instruments linked to foreign exchange rate. Foreign exchange risk is a factor that causes market risk of the trading position and is managed by the Group under the market risk management system.

The management of Shinhan Bank’s foreign exchange position is centralized at the S&T Center. The desks and dealers of this department manage the overall position of spot foreign exchange or foreign exchange derivatives within the established market risk and foreign exchange position limits. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars (USD), Japanese yen (JPY), Euros (EUR) and Chinese yuan (CNY) are set in order to minimize exposures from the other foreign exchange trading.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(d) Liquidity risk

Liquidity risk refers to the risk of unexpected losses (such as the disposal of assets at abnormal prices, high interest-rate financing, etc.) or insolvency due to inconsistency in funding periods between assets and liabilities or a sudden outflow of funds.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity by ensuring that it maintains an appropriate level of liquidity through systematic management. At the Group level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the inherent crisis, crisis in the external market and a combination of internal and external crisis. Therefore, the Group is monitoring for any anomalies in terms of liquidity in preparation for potential crisis situations during normal times.

In particular, after the bankruptcy of Silicon Valley Bank, the Group has been strengthening its capability to respond to liquidity crises by conducting crisis situation analysis applying bank run scenarios to the banks and savings bank subsidiaries. The Group has established and reviewed emergency funding plans, accordingly.

In addition, in order to pre-emptively and comprehensively manage liquidity risk, the Group measures and monitors liquidity risk management using various indices, including the ‘limit management index’, ‘early warning index’ and ‘monitoring index’.

Shinhan Bank applies the following basic principles for liquidity risk management:

- Raise funding in sufficient amounts, at the optimal time at reasonable costs;

- Maintain risk at appropriate levels and pre-emptively manage them through a prescribed risk limit system and an early warning signal detection system;

- Secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;

- Monitor and manage daily and intra-daily liquidity positions and risk exposures for timely payment and settlement of financial obligations due under both normal and crisis situations;

- Conduct periodic contingency analysis to prepare for any potential liquidity crisis and establish and implement emergency plans in the event of a crisis; and

- Consider liquidity-related costs, benefits and risks in determining the pricing of the Group’s products and services, employee performance evaluations and approval of launching of new products and services.

Shinhan Card sets and operates a level that can withstand a 3-month credit crunch for end-of-month liquidity. The Group defines and manages the level of ‘cautious’, ‘alert’, ‘imminent crisis’, and ‘crisis’ and risk for the real liquidity gap ratio, liquidity buffer ratio, and ratio of ABS (asset backed securities) to borrowings which are major indicators related to liquidity risk. A contingency plan has been established to prepare for a crisis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(d) Liquidity risk (continued)

The details of the composition of non-derivative financial liabilities and derivative financial instruments by remaining period as of March 31, 2025 and December 31, 2024 are as follows:

		March 31, 2025
Classifications (*1)		Less than 1 month (*3)	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial liabilities:
Liabilities:
Deposits (*2)	~~W~~	214,598,947	50,940,670	50,625,205	80,851,272	30,358,367	1,410,668	428,785,129
Financial liabilities at fair value through profit or loss		1,275,007	-	-	-	-	-	1,275,007
Borrowings		13,827,425	6,672,839	7,099,013	8,749,993	11,027,079	4,219,219	51,595,568
Debt securities issued		5,246,997	7,728,475	7,934,757	17,701,351	53,509,505	4,029,507	96,150,592
Financial liabilities designated at fair value through profit or loss		371,983	1,079,073	600,818	1,915,458	2,326,832	1,552,382	7,846,546
Investment contract liabilities		62,059	240,364	59,726	453,225	195,504	-	1,010,878
Other financial liabilities		42,075,190	88,075	127,516	403,022	1,334,502	3,410,024	47,438,329
	~~W~~	277,457,608	66,749,496	66,447,035	110,074,321	98,751,789	14,621,800	634,102,049
Off-balance sheet items (*3):
Guarantee contracts	~~W~~	22,653,457	-	-	-	-	-	22,653,457
Other liabilities related to loan commitments		219,860,488	-	-	-	-	-	219,860,488
	~~W~~	242,513,945	-	-	-	-	-	242,513,945

Derivatives:
Derivatives	~~W~~	518,008	(65,621)	(81,814)	(751,947)	(1,378,865)	(116,383)	(1,876,622)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(d) Liquidity risk (continued)

The details of the composition of non-derivative financial liabilities and derivative financial instruments by remaining period as of March 31, 2025 and December 31, 2024 are as follows (continued):

		December 31, 2024
Classifications (*1)		Less than 1 month (*3)	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial liabilities:
Liabilities:
Deposits (*2)	~~W~~	217,170,450	49,309,656	56,540,309	77,227,315	30,221,968	1,261,816	431,731,514
Financial liabilities at fair value through profit or loss		954,899	-	-	-	-	-	954,899
Borrowings		12,862,532	4,757,090	6,901,957	9,990,468	11,464,431	4,896,426	50,872,904
Debt securities issued		4,859,511	8,927,081	9,122,810	17,273,392	56,429,636	4,046,575	100,659,005
Financial liabilities designated at fair value through profit or loss		439,367	861,277	991,871	1,963,789	2,473,275	1,513,662	8,243,241
Investment contract liabilities		106,106	105,788	248,954	375,300	328,874	-	1,165,022
Other financial liabilities		32,314,670	174,388	257,115	587,834	1,351,145	140,254	34,825,406
	~~W~~	268,707,535	64,135,280	74,063,016	107,418,098	102,269,329	11,858,733	628,451,991
Off-balance sheet items (*3):
Guarantee contracts	~~W~~	22,509,195	-	-	-	-	-	22,509,195
Other liabilities related to loan commitments		218,980,794	-	-	-	-	-	218,980,794
	~~W~~	241,489,989	-	-	-	-	-	241,489,989

Derivatives:
Derivatives	~~W~~	453,751	(12,670)	(68,634)	6,511	(1,847,862)	(165,170)	(1,634,074)

(*1) These amounts include cash flows of principal and interest on financial liabilities.

(*2) Demand deposits amounting to ~~W~~ 158,158,500 million and ~~W~~ 160,031,760 million as of March 31, 2025 and December 31, 2024 are included in the ‘Less than 1 month’ category, respectively.

(*3) Although the Group's guarantees, loan agreements, and other credit offerings have contractual maturities, the Group is required to fulfill its obligations immediately upon a counterparty's request for payment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(e) Capital risk management

The Group must comply with the capital adequacy criteria of 8.0%. In addition, the minimum regulatory BIS capital ratio, which should be maintained additionally to increase the capability to absorb losses, has been raised up to 14% as the capital regulation based on the Basel III standard has been in effect since 2016. This is based on the addition of capital conservation capital (2.5%p) and domestic system-critical banks (D-SIB) capital (1.0%p) and economic response capital (2.5%p) to the existing minimum common equity capital ratio. The countercyclical capital buffer can be charged up to 2.5%p during credit expansion and required level of the capital in Korea was increased from 0% to 1%, as of May 1,2024. As of March 31, 2025, the minimum regulatory BIS capital ratio is 12.5%, which is the standard for applying capital conservation buffer(2.5%p), D-SIB capital (1.0%p), and countercyclical capital buffer (1.0%p).

Basel III capital ratio is the concept of 'International Agreement on the Measurement and Standards of Equity Capital' of the Basel Bank Supervisory Commission of BIS (International Settlement Bank). It is calculated as '(common stock capital (after deduction of deductions) + other basic capital + supplementary capital) ÷ risk weighted assets'.

The capital of common stock can be the first to make up for the loss of the financial holding company. The capital of common stock consists of capital stock, capital reserve, retained earnings and others, which will not be redeemed until the liquidation and will be redeemed at the last during the liquidation. Other basic capital consists of capital securities of a permanent nature that meet certain requirements. Complementary capital is capital that can compensate for losses of financial holding companies during liquidation, and consists of capital securities, etc. that meet certain requirements. The deduction items are those held by the Group as assets or capital items, but do not contribute to the ability to absorb losses. Unless otherwise noted, it will be deducted from common stock capital.

As of March 31, 2025, the Group maintains an adequate capital ratio in accordance with the BIS capital adequacy requirements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications.

If the market for a financial instrument is not active, such as OTC (Over- The-Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service. The Group uses its judgment to select a variety of methods and make rational assumptions that are mainly based on market conditions existing at the end of each reporting period.

The fair value of financial instruments is determined by using valuation techniques; a method of using recent transactions between independent parties with reasonable judgment and willingness to trade, a method of referring to the current fair value of other financial instruments that are substantially identical, discounted cash flow model and option pricing models. For example, the fair value of an interest rate swap is calculated as the present value of the expected future cash flows, and the fair value of foreign exchange forwarding contract is calculated by applying the public forward exchange rate at the end of the reporting period.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:


Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value

i-1) The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of March 31, 2025 and December 31, 2024 are as follows:

	March 31, 2025
		Level 1	Level 2	Level 3	Total
Financial assets:
Due from banks measured at FVTPL	~~W~~	-	38,380	-	38,380
Loans at FVTPL		-	675,828	1,020,751	1,696,579
Securities at FVTPL:
Debt securities and other securities		13,261,592	38,961,034	16,117,557	68,340,183
Equity securities		1,620,705	59,456	1,434,655	3,114,816
Gold/silver deposits		301,230	-	-	301,230
		15,183,527	39,020,490	17,552,212	71,756,229
Derivative assets:
Trading		93,634	6,749,773	650,983	7,494,390
Hedging		-	747,831	-	747,831
		93,634	7,497,604	650,983	8,242,221
Securities measured at FVOCI:
Debt securities		35,880,676	56,915,509	-	92,796,185
Equity securities		949,926	-	923,403	1,873,329
		36,830,602	56,915,509	923,403	94,669,514
	~~W~~	52,107,763	104,147,811	20,147,349	176,402,923
Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold	~~W~~	489,056	-	-	489,056
Gold/silver deposits		785,951	-	-	785,951
		1,275,007	-	-	1,275,007
Financial liabilities designated at fair value through profit or loss:
Derivatives-combined securities		-	606,550	6,958,188	7,564,738
Debt securities issued		-	262,162	-	262,162
		-	868,712	6,958,188	7,826,900
Derivative liabilities:
Trading		31,309	6,600,808	334,355	6,966,472
Hedging		-	818,462	180,997	999,459
		31,309	7,419,270	515,352	7,965,931
	~~W~~	1,306,316	8,287,982	7,473,540	17,067,838

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-1) The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of March 31, 2025 and December 31, 2024 are as follows (continued):

		December 31, 2024
		Level 1	Level 2	Level 3	Total
Financial assets:
Due from banks measured at FVTPL	~~W~~	-	35,450	-	35,450
Loans at FVTPL		-	745,412	1,134,534	1,879,946
Securities at FVTPL:
Debt securities and other securities		11,870,768	39,052,189	16,082,867	67,005,824
Equity securities		1,618,125	64,277	1,414,926	3,097,328
Gold/silver deposits		128,297	-	-	128,297
		13,617,190	39,116,466	17,497,793	70,231,449
Derivative assets:
Trading		85,439	8,772,280	719,177	9,576,896
Hedging		-	702,361	-	702,361
		85,439	9,474,641	719,177	10,279,257
Securities measured at FVOCI:
Debt securities		35,984,894	56,031,316	-	92,016,210
Equity securities		866,968	-	922,191	1,789,159
		36,851,862	56,031,316	922,191	93,805,369
	~~W~~	50,554,491	105,403,285	20,273,695	176,231,471
Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold	~~W~~	357,841	-	-	357,841
Gold/silver deposits		597,058	-	-	597,058
		954,899	-	-	954,899
Financial liabilities designated at fair value through profit or loss:
Derivatives-combined securities		-	819,919	7,139,257	7,959,176
Debt securities issued		-	261,299	-	261,299
		-	1,081,218	7,139,257	8,220,475
Derivative liabilities:
Trading		22,721	8,476,885	536,855	9,036,461
Hedging		-	814,374	207,697	1,022,071
		22,721	9,291,259	744,552	10,058,532
	~~W~~	977,620	10,372,477	7,883,809	19,233,906

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) Classification of financial instruments as fair value level 3

The Group uses the value provided by external, independent, and qualified appraisers or the value from internal valuation models to determine the fair value of the Group's assets at the end of each reporting period. Changes in carrying amounts of financial instruments classified as Level 3 for the three-month period ended March 31, 2025 and the year ended December 31, 2024 are as follows:

		March 31, 2025
		Financial asset at fair value through profit or loss	Securities at fair value through other comprehensive income or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
					Held for trading	Held for hedging
Beginning balance	~~W~~	18,632,327	922,191	(7,139,257)	182,322	(207,697)
Recognized in total comprehensive income for the period:
Recognized in profit (loss) for the period (*1)		(95,602)	-	(144,602)	102,041	26,700
Recognized in other comprehensive loss for the period		831	(537)	(743)	-	-
		(94,771)	(537)	(145,345)	102,041	26,700
Purchase		1,628,957	3,616	-	329,321	-
Issue		-	-	(1,163,709)	-	-
Settlement		(1,487,795)	(1,867)	1,490,123	(297,064)	-
Transfer to level3 (*2)		38,620	-	-	-	-
Transfer from level3 (*2)		(144,375)	-	-	8	-
Ending balance	~~W~~	18,572,963	923,403	(6,958,188)	316,628	(180,997)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) Classification of financial instruments as fair value level 3 (continued)

The Group uses the value provided by external, independent, and qualified appraisers or the value from internal valuation models to determine the fair value of the Group's assets at the end of each reporting period. Changes in carrying amounts of financial instruments classified as Level 3 for the three-month period ended March 31, 2025 and the year ended December 31, 2024 are as follows (continued):

		December 31, 2024
		Financial asset at fair value through profit or loss	Securities at fair value through other comprehensive income or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
					Held for trading	Held for hedging
Beginning balance	~~W~~	17,327,888	949,183	(6,725,252)	(151,374)	(224,195)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		355,895	-	(74,680)	(243,855)	16,498
Recognized in other comprehensive income (loss) for the year		3,287	(77,241)	(8,614)	-	-
		359,182	(77,241)	(83,294)	(243,855)	16,498
Purchase		7,120,860	55,431	-	1,307,186	-
Issue		-	-	(7,993,276)	-	-
Settlement		(5,798,938)	(5,153)	7,662,565	(733,566)	-
Transfer to level3 (*2)		17,407	-	-	3,931	-
Transfer out of level3 (*2)		(394,072)	(29)	-	-	-
Ending balance	~~W~~	18,632,327	922,191	(7,139,257)	182,322	(207,697)

(*1) Recognized profit or loss of the changes in carrying amount of financial instruments classified as Level 3 for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are included in the accounts of the consolidated statements of comprehensive income, of which the amounts and the related accounts are as follows:

		March 31, 2025
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of March 31
Net gain on financial assets at fair value through profit or loss	~~W~~	6,439	79,829
Net loss on financial liabilities designated at fair value through profit or loss		(144,602)	(128,069)
Net other operating income		26,700	26,700
	~~W~~	(111,463)	(21,540)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

		December 31, 2024
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Net loss on financial assets at fair value through profit or loss	~~W~~	112,040	443,935
Net gain on financial liabilities designated at fair value through profit or loss		(74,680)	102,961
Net other operating expenses		16,498	16,497
	~~W~~	53,858	563,393

(*2) The equity securities experienced a level transfer due to changes in the availability of observable market data, such as trading suspensions. Similarly, the derivative instruments underwent a level transfer as the availability of observable market data changed due to modifications in valuation techniques.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets

1
Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of March 31, 2025 and December 31, 2024 are as follows:

	March 31, 2025
Type of financial instrument	Valuation technique		Carrying value	Significant inputs
Assets
Financial asset at fair value through profit or loss
Debt securities, due from banks, loans	DCF, NAV, Option model (*)	~~W~~	39,675,242	Discount rate, interest rate, stock price and etc.
Equity securities	NAV		59,456	Price of underlying assets such as stocks, bonds, etc
			39,734,698
Derivative assets
Trading	Option model (*), Implied forward interest rate, DCF		6,749,773	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			747,831
			7,497,604
Securities at fair value through other comprehensive income
Debt securities	DCF, Option model (*)		56,915,509	Interest rate, discount rate, etc.
		~~W~~	104,147,811
Liabilities
Financial liabilities designated at fair value through profit or loss
Debt securities issued	Option model (*), NAV		262,162	Discount rate, volatility
Compound financial instruments		~~W~~	606,550	Underlying asset price
			868,712
Derivative liabilities
Trading	Option model (*), Forward interest rate, DCF		6,600,808	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			818,462
			7,419,270
		~~W~~	8,287,982

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

1
Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of March 31, 2025 and December 31, 2024 are as follows (continued):

	December 31, 2024
Type of financial instrument	Valuation technique		Carrying value	Significant inputs
Assets
Financial asset at fair value through profit or loss
Debt securities, due from banks, loans	DCF, NAV, Option model (*)	~~W~~	39,833,051	Discount rate, interest rate, stock price and etc.
Equity securities	NAV		64,277	Price of underlying assets such as stocks, bonds, etc
			39,897,328
Derivative assets
Trading	Option model (*), Implied forward interest rate, DCF		8,772,280	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			702,361
			9,474,641
Securities at fair value through other comprehensive income
Debt securities	DCF, Option model (*)		56,031,316	Interest rate, discount rate, etc.
		~~W~~	105,403,285
Liabilities
Financial liabilities designated at fair value through profit or loss
Debt securities issued	Option model (*), NAV		261,299	Discount rate, volatility
Compound financial instruments		~~W~~	819,919	Underlying asset price
			1,081,218
Derivative liabilities
Trading	Option model (*), Forward interest rate, DCF		8,476,885	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			814,374
			9,291,259
		~~W~~	10,372,477

(*) Option models applied to measure fair value include the Black-Scholes model and Hull-White model, and methods such as Monte Carlo simulation are applied to some products depending on the product type.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

2
Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of March 31, 2025 and December 31, 2024 are as follows:

	March 31, 2025
Type of financial instrument	Valuation technique		Carrying Value (*2)	Significant unobservable inputs	Range (%)
Financial assets
Financial asset at fair value through profit or loss
Debt securities	DCF, NAV, Option model (*1), Income approach	~~W~~	17,138,308	The volatility of the underlying asset, Discount rate, Correlations, Growth rate, Interest rate volatility and Liquidation Value	0.54~74.38%, 2.68~9.63%, 49.41~70.33%, 0.00%, 0.45~0.70%, 0.00%
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis, Transaction case price, Dividend discount model (DDM), Cost method		1,434,655	The volatility of the underlying asset, Discount rate, Growth rate And Interest rate volatility	28.33~50.04%, 3.51~15.65%, 0.00%, 0.45~0.70%
			18,572,963
Derivative assets
Equity and foreign exchange related	Option model (*1)		54,493	The volatility of the underlying asset and Correlations	14.71~42.76%, 42.26~73.24%
Interest rates related	Option model (*1)		80,440	The volatility of the underlying asset and Correlations	0.46~1.55%, -70.00~57.36%
Credit and commodity related	Option model (*1)		516,050	The volatility of the underlying asset, Correlations and Hazard Rate	31.59~32.43% 99.47~99.77% 0.13~8.83%
			650,983
Securities at fair value through other comprehensive income
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis		923,403	The volatility of the underlying asset, Discount rate, Growth rate and Interest rate volatility	24.79%, 4.59~14.53% -1.00~1.00% 0.47~50.53%

		~~W~~	20,147,349

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

2
Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of March 31, 2025 and December 31, 2024 are as follows (continued):

		March 31, 2025
Type of financial instrument	Valuation technique		Carrying Value (*2)	Significant unobservable inputs	Range (%)
Financial liabilities
Financial liabilities designated at fair value through profit or loss
Equity related	Option model (*1)	~~W~~	6,958,188	The volatility of the underlying asset and Correlations	0.46~57.63% -38.22~89.86%
Derivative liabilities
Equity and foreign exchange related	Option model (*1)		45,394	The volatility of the underlying asset and Correlations	8.20~57.63% 17.07~89.86%
Interest rates related			361,427	The volatility of the underlying asset, Regression coefficient and Correlations	0.46~1.06 0.00~2.32% -38.22~90.34%
Credit and commodity related			108,531	The volatility of the underlying asset, Correlations and Hazard Rate	7.72% 0.00% 0.13~5.68%
			515,352
		~~W~~	7,473,540

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

2
Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of March 31, 2025 and December 31, 2024 are as follows (continued):

	December 31, 2024
Type of financial instrument	Valuation technique		Carrying Value (*2)	Significant unobservable inputs	Range
Financial assets
Financial asset at fair value through profit or loss
Debt securities, loans	DCF, NAV, Option model (*1), Income approach	~~W~~	17,217,401	The volatility of the underlying asset, Discount rate, Correlations Growth rate, and Liquidation Value	0.56~81.72% 2.74~11.07% 4.74~82.57% 0.00% 0.00%
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis, Transaction case price, Dividend discount model (DDM), Cost method		1,414,926	The volatility of the underlying asset, Discount rate, Growth rate And Interest rate volatility	25.58~53.67% 3.60~15.44% 0.00% 0.46~0.73%
			18,632,327
Derivative assets
Equity and foreign exchange related	Option model (*1)		125,445	The volatility of the underlying asset and Correlations	10.35~41.28% 41.60~73.24%
Interest rates related			85,141	The volatility of the underlying asset and Correlations	0.46~0.66% -38.28~69.59%
Credit and commodity related			508,591	The volatility of the underlying asset, Correlations and Hazard Rate	30.92~31.36% 99.88~99.96% 0.16~8.90%
			719,177

Securities at fair value through other comprehensive income
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis		922,191	The volatility of the underlying asset, Discount rate, Growth rate and Interest rate volatility	22.95% 4.75~14.03% -1.00~1.00% 0.41~67.91%

		~~W~~	20,273,695

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

2
Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of March 31, 2025 and December 31, 2024 are as follows (continued):

	December 31, 2024
Type of financial instrument	Valuation technique		Carrying Value (*2)	Significant unobservable inputs	Range
Financial liabilities
Financial liabilities designated at fair value through profit or loss
Equity related	Option model (*1)	~~W~~	7,139,257	The volatility of the underlying asset and Correlations	0.46~57.68% -46.56~83.10%
Derivative liabilities
Equity and foreign exchange related	Option model (*1)		181,858	The volatility of the underlying asset and Correlations	7.86~57.68% -46.56~83.10%
Interest rates related			428,049	The volatility of the underlying asset, Regression coefficient and Correlations	0.46~1.09% 0.00~2.32% -38.28~90.34%
Credit and commodity related			134,645	The volatility of the underlying asset, Correlations and Hazard Rate	6.98% 0.00% 0.29~6.05%
			744,552
		~~W~~	7,883,809

(*1) Option models that the Group uses in derivative valuation include Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

(*2) There is no disclosure for valuation techniques and input variables related to items where the carrying amount is recognized as a reasonable approximation of fair value and the carrying amount is disclosed at fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-4) Sensitivity for changing in unobservable inputs

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of March 31, 2025 and December 31, 2024.

		March 31, 2025
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1), (*2):
Financial assets at fair value through profit or loss	~~W~~	39,820	(34,619)
Derivative assets		24,262	(22,570)
Securities at fair value through other comprehensive income (*2)		75,562	(51,546)
	~~W~~	139,644	(108,735)
Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	19,427	(20,271)
Derivative liabilities		23,768	(20,615)
	~~W~~	43,195	(40,886)

		December 31, 2024
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1), (*2):
Financial assets at fair value through profit or loss	~~W~~	38,489	(33,351)
Derivative assets		14,813	(14,777)
Securities at fair value through other comprehensive income (*2)		74,482	(49,291)
	~~W~~	127,784	(97,419)
Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	19,782	(20,339)
Derivative liabilities		25,420	(21,955)
	~~W~~	45,202	(42,294)

(*1) Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset (-10~10%p) or correlations (-10~10%p), a significant unobservable input.

(*2) Fair value changes are calculated by increasing or decreasing the growth rate and discount rate, which are significant unobservable inputs, from -1%p to 1%p.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost

ii-1) The method of calculating the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks

The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or overnight deposits of a short-term instrument. For this reason, the book value is used as a proxy for fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow using a discount rate that reflects the market interest rate and the credit risk of the borrower.
Securities

An external professional evaluation agency is used to calculate the valuation amount using the market information. The agency calculates the fair value based on active market prices, and DCF model is used to calculate the fair value if there is no quoted price.

Deposits and borrowings

The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The remaining liabilities and borrowings were calculated as fair value by discounting contractual cash flows at the market interest rate that takes into account the residual risk.

Debt securities issued

Where available, the fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Investment contract liabilities

The book value of retirement pension contract reserves as prescribed by the Insurance Business Act and Insurance Business Supervision Regulations was used as a proxy for fair value because of the difficulty of calculating reliable expected cash flows.

Other financial assets and other financial liabilities

The carrying amount is measured at fair value for short-term and suspense accounts, such as spot exchange, inter-bank fund transfer, and domestic exchange of payments, and for the remaining financial instruments, the present value is calculated by discounting the contractual cash flows at the market interest rate that takes into account the residual risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-2) The carrying amount and the fair value of financial instruments measured at amortized cost as of March 31, 2025 and December 31, 2024 are as follows:

		March 31, 2025		December 31, 2024
		Carrying amount	Fair value	Carrying amount	Fair value
Assets:

Deposits measured at amortized cost	~~W~~	40,190,156	40,133,998	38,228,750	38,159,135

Loans measured at amortized cost		448,529,577	452,440,062	449,295,238	452,724,752

Securities measured at amortized cost:
Government bonds		21,854,410	21,796,287	21,808,057	21,625,666
Financial institution bonds		3,698,546	3,736,289	3,787,661	3,828,599
Corporation bonds		7,548,686	7,578,375	7,720,281	7,694,086
		33,101,642	33,110,951	33,315,999	33,148,351
Other financial assets		27,698,055	28,054,019	23,116,960	23,469,322
	~~W~~	549,519,430	553,739,030	543,956,947	547,501,560
Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	158,158,500	158,158,499	160,031,759	160,031,759
Time deposits		233,892,916	234,462,289	236,527,490	236,878,216
Certificate of deposits		10,804,179	10,816,404	10,409,701	10,481,318
Issued bill deposits		8,372,213	8,371,654	7,624,787	7,624,245
CMA deposits		5,057,307	5,057,307	4,451,561	4,451,561
Others		3,738,672	3,738,676	3,735,747	3,735,726
		420,023,787	420,604,829	422,781,045	423,202,825
Borrowing debts:
Call-money		1,271,839	1,271,839	1,197,823	1,197,823
Bills sold		9,047	9,011	8,872	8,831
Bonds sold under repurchase agreements		10,707,961	10,707,961	11,542,956	11,542,956
Borrowings		38,677,038	38,734,870	37,170,722	37,236,104
		50,665,885	50,723,681	49,920,373	49,985,714
Debt securities issued:
Borrowings in Korean won		71,796,783	72,476,147	75,106,885	75,610,971
Borrowings in foreign currency		17,947,612	18,080,689	18,658,969	18,759,433
		89,744,395	90,556,836	93,765,854	94,370,404
Investment contract liabilities		1,010,878	1,010,878	1,165,022	1,165,022

Other financial liabilities		52,069,812	52,028,128	39,472,400	39,429,575
	~~W~~	613,514,757	614,924,352	607,104,694	608,153,540

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but disclosed with their fair value as of March 31, 2025 and December 31, 2024 are as follows:

		March 31, 2025
		Level 1	Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	669,434	39,464,564	-	40,133,998

Loans measured at amortized cost		-	1,223,736	451,216,326	452,440,062

Securities measured at amortized cost:
Government bonds		11,061,416	10,734,871	-	21,796,287
Financial institution bonds		151,323	3,584,966	-	3,736,289
Corporation bonds		-	7,578,375	-	7,578,375
		11,212,739	21,898,212	-	33,110,951

Other financial assets		-	17,598,820	10,455,199	28,054,019
	~~W~~	11,882,173	80,185,332	461,671,525	553,739,030
Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	-	158,158,499	-	158,158,499
Time deposits		-	-	234,462,289	234,462,289
Certificate of deposit		-	-	10,816,404	10,816,404
Issued bill deposit		-	-	8,371,654	8,371,654
CMA deposits		-	5,057,307	-	5,057,307
Other		-	3,699,787	38,889	3,738,676
		-	166,915,593	253,689,236	420,604,829
Borrowing debts:
Call-money		-	1,271,839	-	1,271,839
Bills sold		-	-	9,011	9,011
Bonds sold under repurchase agreements		-	-	10,707,961	10,707,961
Borrowings		-	9,765	38,725,105	38,734,870
		-	1,281,604	49,442,077	50,723,681
Debt securities issued:
Borrowings in won		-	40,606,905	31,869,242	72,476,147
Borrowings in foreign currency		-	12,228,670	5,852,019	18,080,689
		-	52,835,575	37,721,261	90,556,836

Investment contract liabilities		-	-	1,010,878	1,010,878

Other financial liabilities		-	18,900,230	33,127,898	52,028,128
	~~W~~	-	239,933,002	374,991,350	614,924,352

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but disclosed with their fair value as of March 31, 2025 and December 31, 2024 are as follows (continued):

		December 31, 2024
		Level 1	Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	537,760	37,621,375	-	38,159,135

Loans measured at amortized cost		-	965,455	451,759,297	452,724,752

Securities measured at amortized cost:
Government bonds		11,292,066	10,333,600	-	21,625,666
Financial institution bonds		331,421	3,497,178	-	3,828,599
Corporation bonds		-	7,694,086	-	7,694,086
		11,623,487	21,524,864	-	33,148,351

Other financial assets		-	13,474,763	9,994,559	23,469,322
	~~W~~	12,161,247	73,586,457	461,753,856	547,501,560
Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	-	160,031,759	-	160,031,759
Time deposits		-	-	236,878,216	236,878,216
Certificate of deposit		-	-	10,481,318	10,481,318
Issued bill deposit		-	-	7,624,245	7,624,245
CMA deposits		-	4,451,561	-	4,451,561
Other		-	3,694,921	40,805	3,735,726
		-	168,178,241	255,024,584	423,202,825
Borrowing debts:
Call-money		-	1,197,823	-	1,197,823
Bills sold		-	-	8,831	8,831
Bonds sold under repurchase agreements		-	-	11,542,956	11,542,956
Borrowings		-	19,922	37,216,182	37,236,104
		-	1,217,745	48,767,969	49,985,714
Debt securities issued:
Borrowings in won		-	43,460,315	32,150,656	75,610,971
Borrowings in foreign currency		-	12,899,498	5,859,935	18,759,433
		-	56,359,813	38,010,591	94,370,404

Investment contract liabilities		-	-	1,165,022	1,165,022

Other financial liabilities		-	10,428,026	29,001,549	39,429,575
	~~W~~	-	236,183,825	371,969,715	608,153,540

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(g) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4. (f) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as of March 31, 2025 and December 31, 2024 are as follows:

		March 31, 2025
		FVTPL	FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	43,154,855	-	43,154,855
Due from banks at fair value through profit or loss		38,380	-	-	-	38,380
Securities at fair value through profit or loss		71,756,229	-	-	-	71,756,229
Derivatives assets		7,494,390	-	-	747,831	8,242,221
Loans at fair value through profit or loss		1,696,579	-	-	-	1,696,579
Loans at amortized cost		-	-	448,529,577	-	448,529,577
Securities at fair value through other comprehensive income		-	94,669,514	-	-	94,669,514
Securities at amortized cost		-	-	33,101,642	-	33,101,642
Others		-	-	27,698,055	-	27,698,055
	~~W~~	80,985,578	94,669,514	552,484,129	747,831	728,887,052

		March 31, 2025
		FVTPL	FVTPL liabilities designated	Amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	420,023,787	-	420,023,787
Financial liabilities at fair value through profit or loss		1,275,007	-	-	-	1,275,007
Financial liabilities designated at FVTPL		-	7,826,900	-	-	7,826,900
Derivatives liabilities		6,966,472	-	-	999,459	7,965,931
Borrowings		-	-	50,665,885	-	50,665,885
Debt securities issued		-	-	89,744,395	-	89,744,395
Investment contract liabilities		-	-	1,010,878	-	1,010,878
Others		-	-	52,069,812	-	52,069,812
	~~W~~	8,241,479	7,826,900	613,514,757	999,459	630,582,595

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying amounts of each category of financial assets and financial liabilities as of March 31, 2025 and December 31, 2024 are as follows (continued):

		December 31, 2024
		FVTPL	FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	40,525,712	-	40,525,712
Due from banks at fair value through profit or loss		35,450	-	-	-	35,450
Securities at fair value through profit or loss		70,231,449	-	-	-	70,231,449
Derivatives assets		9,576,896	-	-	702,361	10,279,257
Loans at fair value through profit or loss		1,879,946	-	-	-	1,879,946
Loans at amortized cost		-	-	449,295,238	-	449,295,238
Securities at fair value through other comprehensive income		-	93,805,369	-	-	93,805,369
Securities at amortized cost		-	-	33,315,999	-	33,315,999
Others		-	-	23,116,960	-	23,116,960
	~~W~~	81,723,741	93,805,369	546,253,909	702,361	722,485,380

		December 31, 2024
		FVTPL	FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	422,781,045	-	422,781,045
Financial liabilities at fair value through profit or loss		954,899	-	-	-	954,899
Financial liabilities designated at FVTPL		-	8,220,475	-	-	8,220,475
Derivatives liabilities		9,036,461	-	-	1,022,071	10,058,532
Borrowings		-	-	49,920,373	-	49,920,373
Debt securities issued		-	-	93,765,854	-	93,765,854
Investment contract liabilities		-	-	1,165,022	-	1,165,022
Others		-	-	39,472,400	-	39,472,400
	~~W~~	9,991,360	8,220,475	607,104,694	1,022,071	626,338,600

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

5. Changes in subsidiaries

(a) There are no major subsidiaries included in or excluded from the consolidated financial statements during the three-month period ended March 31, 2025.

(b) The major subsidiaries that were excluded from the consolidated financial statements during the year ended December 31, 2024 are as follows:

	Company	Description
Excluded	Shinhan AI Co., Ltd.	Liquidation
	PT Shinhan Asset Management Indonesia	Disposal
	SHINHAN ASSET MGT HK, LIMITED	Liquidation

(*) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

6. Operating segments

(a) Segment information

The general descriptions by operating segments as of March 31, 2025 are as follows:

Segment	Description
Banking	Credit to customers, lending to and receiving deposits from customers, and its accompanying work
Credit card	Sales of credit cards, short-term and long-term card loan services, installment financing, lease and accompanying work
Securities	Securities trading, consignment trading, underwriting and its accompanying work
Insurance	Life insurance business, decapitalize insurance business and its accompanying work
Credit	Facility rental, new technology business financing, others and its accompanying work
Others	Business segments that do not belong to the above segments, such as real estate trust, investment advisory services, venture business investment and other remaining businesses

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

6. Operating segments (continued)

(b) The operating profit and net income for the three-month periods ended March 31, 2025 and 2024, by operating segment, are as follows:

		March 31, 2025
		Banking	Credit card	Securities	insurance	Credit	Others	Consolidation adjustment	Total
Net interest income (expense)	~~W~~	2,268,627	488,953	132,419	(35,633)	25,501	22,716	(47,695)	2,854,888
Net fees and commission income (expense)		241,826	194,571	145,082	(957)	5,175	82,952	9,497	678,146
Reversal of (provision for) credit loss allowance		(124,761)	(255,698)	(13,515)	(1,677)	(24,196)	(19,959)	455	(439,351)
General and administrative expenses		(923,832)	(201,270)	(190,346)	(44,608)	(13,500)	(95,901)	55,499	(1,413,958)
Other operating income (expense)		(35,320)	(15,602)	43,997	309,507	43,603	44,126	(125,822)	264,489
Operating income (expense)		1,426,540	210,954	117,637	226,632	36,583	33,934	(108,066)	1,944,214
Equity method income (expense)		(4,722)	(2,009)	15,957	(232)	1,443	(651)	29,661	39,447
Income tax expense		341,397	52,863	35,460	58,339	6,688	8,474	(14,709)	488,512
Profit for the period	~~W~~	1,105,531	162,535	107,851	160,569	31,329	22,213	(72,982)	1,517,046
Controlling interest	~~W~~	1,105,320	161,359	107,852	160,569	31,329	22,213	(100,296)	1,488,346
Non-controlling interests		211	1,176	(1)	-	-	-	27,314	28,700

		March 31, 2024
		Banking	Credit card	Securities	insurance	Credit	Others	Consolidation adjustment	Total
Net interest income (expense)	~~W~~	2,221,891	485,184	139,185	(35,638)	42,798	20,058	(57,608)	2,815,870
Net fees and commission income (expense)		225,763	245,460	137,394	(923)	3,884	86,634	5,189	703,401
Reversal of (provision for) credit loss allowance		(49,696)	(224,432)	1,942	(451)	(33,463)	(66,121)	242	(371,979)
General and administrative expenses		(886,791)	(190,659)	(186,845)	(45,544)	(14,789)	(98,858)	51,249	(1,372,237)
Other operating income (expense)		(44,985)	(45,018)	(5,728)	299,135	67,888	161,502	(139,613)	293,181

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

Operating income (expense)		1,466,182	270,535	85,948	216,579	66,318	103,215	(140,541)	2,068,236
Equity method income (expense)		(180)	(4,224)	4,702	(37)	13,174	4,240	(25,274)	(7,599)
Income tax expense		283,215	63,934	24,383	59,326	15,166	6,425	(9,773)	442,676
Profit for the period	~~W~~	906,725	212,120	75,683	153,251	64,302	99,087	(163,339)	1,347,829
Controlling interest	~~W~~	906,491	211,528	75,689	153,251	64,302	99,087	(188,816)	1,321,532
Non-controlling interests		234	592	(6)	-	-	-	25,477	26,297

6. Operating segments (continued)

(c) Interest gains and losses from external customers by segment and cross-sector interest gains and losses for the three-month periods ended March 31, 2025 and 2024 are as follows:

		March 31, 2025
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment (*)	Total
Net interest income from:
External customers (*)	~~W~~	2,268,836	501,609	135,426	(34,097)	30,581	4,690	(52,157)	2,854,888
Internal transactions		(209)	(12,656)	(3,007)	(1,536)	(5,080)	18,026	4,462	-
	~~W~~	2,268,627	488,953	132,419	(35,633)	25,501	22,716	(47,695)	2,854,888

		March 31, 2024
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment (*)	Total
Net interest income from:
External customers (*)	~~W~~	2,221,467	502,175	142,244	(37,272)	49,411	(4,049)	(58,106)	2,815,870
Internal transactions		424	(16,991)	(3,059)	1,634	(6,613)	24,107	498	-
	~~W~~	2,221,891	485,184	139,185	(35,638)	42,798	20,058	(57,608)	2,815,870

(*) Consolidated adjustment to net interest income(expense) from external customers is from the securities and others which were measured at fair values as a part of business combination accounting.

(d) The following tables provide information of net fees and commission income(expense) of each operating segment for the three-month periods ended March 31, 2025 and 2024.

		March 31, 2025
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net fees and commission income (loss) from:
External customers	~~W~~	253,870	208,143	146,930	1,235	4,834	63,134	-	678,146
Internal transactions		(12,044)	(13,572)	(1,848)	(2,192)	341	19,818	9,497	-
	~~W~~	241,826	194,571	145,082	(957)	5,175	82,952	9,497	678,146

March 31, 2024
	Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net fees and commission

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

income (loss) from:
External customers	~~W~~	233,513	258,953	139,132	676	3,569	67,558	-	703,401
Internal transactions		(7,750)	(13,493)	(1,738)	(1,599)	315	19,076	5,189	-
	~~W~~	225,763	245,460	137,394	(923)	3,884	86,634	5,189	703,401

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

7. Cash and due from banks at amortized cost

Restricted due from banks in accordance with Related Regulations or Acts as of March 31, 2025 and December 31, 2024 are as follows:

		March 31, 2025	December 31, 2024	Related Regulations or Acts
Deposits denominated in Korean won:
Reserve deposits	~~W~~	17,326,311	11,594,266	Article 55 of the Bank of Korea Act
Other		1,991,084	1,978,415	Article 74 of the Capital Markets and Financial Investment Business Act, etc.
		19,317,395	13,572,681

Deposits denominated in foreign currency		7,703,174	11,046,189	Articles of the Bank of Korea Act, New York State Banking Act, derivatives related, etc.
	~~W~~	27,020,569	24,618,870

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

8. Financial assets at fair value through profit or loss

(a) Financial assets at fair value through profit or loss as of March 31, 2025 and December 31, 2024 are as follows:

		March 31, 2025	December 31, 2024
Debt instruments:
Governments	~~W~~	9,873,200	8,983,699
Financial institutions		10,772,647	11,127,785
Corporations		11,877,607	12,579,941
Stocks with put option		680,986	691,684
Equity investment with put option		5,508,551	5,483,075
Beneficiary certificates		14,968,079	14,414,681
Commercial papers		7,293,882	9,270,928
CMA		4,488,213	1,613,961
Others (*)		2,877,018	2,840,070
		68,340,183	67,005,824

Equity instruments:
Stocks		2,972,229	2,954,653
Equity investment		6,140	6,680
Others		136,447	135,995
		3,114,816	3,097,328

Gold/silver deposits		301,230	128,297
	~~W~~	71,756,229	70,231,449
Other:
Loans at FVTPL	~~W~~	1,696,579	1,879,946
Due from banks at fair value		38,380	35,450
	~~W~~	73,491,188	72,146,845

(*) As of March 31, 2025 and December 31, 2024, restricted reserve for claims of customers’ deposits (trusts) are ~~W~~ 1,932,595 million and ~~W~~ 1,731,224 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

9. Derivatives

(a) The notional amounts of derivatives outstanding as of March 31, 2025 and December 31, 2024 are as follows:

		March 31, 2025	December 31, 2024
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	170,173,895	167,805,176
Currency swaps		61,241,989	59,641,567
Currency options		3,119,695	2,182,530
		234,535,579	229,629,273
Exchange traded:
Currency futures		2,340,219	1,534,764
		236,875,798	231,164,037
Interest rates related:
Over the counter:
Interest rate forwards and swaps		57,896,017	57,169,341
Interest rate options		820,000	825,057
		58,716,017	57,994,398
Exchange traded:
Interest rate futures		4,805,009	4,875,687
Interest rate swaps (*)		153,250,776	142,194,805
		158,055,785	147,070,492
		216,771,802	205,064,890
Credit related:
Over the counter:
Credit swaps		5,357,174	5,041,093

Equity related:
Over the counter:
Equity swaps and forwards		4,896,833	5,975,657
Equity options		858,292	2,923,962
		5,755,125	8,899,619
Exchange traded:
Equity futures		1,006,668	1,600,342
Equity options		507,598	452,322
		1,514,266	2,052,664
		7,269,391	10,952,283
Commodity related:
Over the counter:
Commodity swaps and forwards		2,431,536	2,121,686
Exchange traded:
Commodity futures and options		229,948	172,899
		2,661,484	2,294,585
Hedge:
Currency forwards		4,453,337	4,345,149
Currency swaps		7,984,946	7,993,851
Interest rate forwards and swaps		13,506,601	13,219,417
Equity options		18,750	18,750
		25,963,634	25,577,167
	~~W~~	494,899,283	480,094,055

(*) The notional amounts of derivatives outstanding to be settled in the ‘Central Counter Party (CCP)’ system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

9. Derivatives (continued)

(b) Fair values of derivative instruments as of March 31, 2025 and December 31, 2024 are as follows:

		March 31, 2025		December 31, 2024
		Assets	Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	3,987,940	2,279,451	5,731,971	3,887,398
Currency swaps		2,069,552	3,472,264	2,299,084	3,823,249
Currency options		13,327	15,449	24,230	25,700
		6,070,819	5,767,164	8,055,285	7,736,347
Exchange traded:
Currency futures		674	3,887	1,527	828
		6,071,493	5,771,051	8,056,812	7,737,175
Interest rates related:
Over the counter:
Interest rate forwards and swaps		708,095	946,681	734,284	859,402
Interest rate options		105	29,598	1,157	28,907
		708,200	976,279	735,441	888,309
Exchange traded:
Interest rate futures		1,644	5,179	2,929	675
		709,844	981,458	738,370	888,984
Credit related:
Over the counter:
Credit swaps		514,469	11,474	507,677	9,764
Equity related:
Over the counter:
Equity swap and forwards		83,932	75,170	96,841	137,399
Equity options		2,076	6,595	95,173	112,088
		86,008	81,765	192,014	249,487
Exchange traded:
Equity futures		2,263	11,180	1,228	13,302
Equity options		87,107	2,876	66,177	4,274
		89,370	14,056	67,405	17,576
		175,378	95,821	259,419	267,063
Commodity related:
Over the counter:
Commodity swaps and forwards		21,260	98,480	914	129,833
Exchange traded:
Commodity futures and options		1,946	8,188	13,704	3,642
		23,206	106,668	14,618	133,475
Hedge:
Currency forwards		13,846	237,095	12,100	213,015
Currency swaps		528,350	258,709	539,015	181,413
Interest rate forwards and swaps		205,635	498,977	151,246	623,702
Equity options		-	4,678	-	3,941
		747,831	999,459	702,361	1,022,071
	~~W~~	8,242,221	7,965,931	10,279,257	10,058,532

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

9. Derivatives (continued)

(c) Gain or loss on valuation of derivatives for the three-month periods ended March 31, 2025 and 2024 are as follows:

		March 31, 2025	March 31, 2024
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	196,874	556,952
Currency swaps		5,153	(499,202)
Currency options		874	1,124
		202,901	58,874
Exchange traded:
Currency futures		(2,400)	86
		200,501	58,960
Interest rates related:
Over the counter:
Interest rate forwards and swaps		(110,142)	42,695
Interest rate options		(696)	468
		(110,838)	43,163
Exchange traded:
Interest rate futures and others		(3,571)	698
		(114,409)	43,861
Credit related:
Over the counter:
Credit swaps		15,771	9,791

Equity related:
Over the counter:
Equity swap and forwards		84,566	74,863
Equity options		(390)	(36,584)
		84,176	38,279
Exchange traded:
Equity futures		(8,864)	30,100
Equity options		1,468	(6,784)
		(7,396)	23,316
		76,780	61,595
Commodity related:
Over the counter:
Commodity swaps and forwards		46,746	(6,965)
Exchange traded:
Commodity futures and options		(6,242)	(436)
		40,504	(7,401)

Hedge		107,812	(137,727)
	~~W~~	326,959	29,079

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

9. Derivatives (continued)

(d) The notional amounts and the average hedge ratios for hedging instruments as of March 31, 2025 and December 31, 2024 are as follows:

		March 31, 2025
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Notional values:	~~W~~	2,362,014	2,152,847	1,864,955	1,402,401	1,430,047	4,294,337	13,506,601
Average price condition (*1):		2.10%	1.53%	1.90%	1.15%	1.44%	0.32%	1.25%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk (*2):
Notional values:		4,633,942	3,492,227	2,053,763	3,000,617	603,922	521,617	14,306,088
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Other price risk (*3):
Notional values:		-	18,750	-	-	-	-	18,750
Average hedge ratio:		-	100%	-	-	-	-	100%

(*1) Interest rate swaps consist of 3M CD, USD SOFR, 3M Euribor, and 3M AUD Bond.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW 1,293.37, JPY/KRW 9.53, EUR/KRW 1,412.42, GBP/KRW 1,561.57, AUD/KRW 892.94, CAD/KRW 999.37, CNY/KRW 189.50, SEK/KRW 128.60.

(*3) The equity option, which has an exercise price of ~~W~~ 324,027.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

9. Derivatives (continued)

(d) The notional amounts and the average hedge ratios for hedging instruments as of March 31, 2025 and December 31, 2024 are as follows (continued):

		December 31, 2024
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Notional values:	~~W~~	910,440	2,621,365	1,943,818	2,350,027	1,161,927	4,231,840	13,219,417
Average price condition (*1):		2.49%	1.75%	1.57%	1.54%	1.36%	0.38%	1.27%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk (*2):
Notional values:		4,319,632	2,421,806	3,072,483	2,870,442	1,059,147	447,703	14,191,213
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Other price risk (*3):
Notional values:		-	-	18,750	-	-	-	18,750
Average hedge ratio:		-	-	100%	-	-	-	100%

(*1) Interest rate swaps consist of 3M CD, USD SOFR, 3M Euribor, and 3M AUD Bond.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW 1,280.52, JPY/KRW 9.25, EUR/KRW 1,402.37, GBP/KRW 1,561.57, AUD/KRW 892.94, CAD/KRW 991.06, CNY/KRW 189.50, SEK/KRW 127.54.

(*3) The equity option, which has an exercise price of ~~W~~ 324,027.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost

(a) Details of securities at FVOCI and securities at amortized as of March 31, 2025 and December 31, 2024 are as follows:

		March 31, 2025	December 31, 2024
Securities at FVOCI:
Debt securities:
Government bonds	~~W~~	41,988,016	42,463,118
Financial institutions bonds		27,317,976	25,983,405
Corporate bonds and others		23,490,193	23,569,687
		92,796,185	92,016,210
Equity securities (*):
Stocks		1,685,058	1,594,019
Equity investments		751	4,367
Others		187,520	190,773
		1,873,329	1,789,159
		94,669,514	93,805,369
Securities at amortized cost:
Debt securities:
Government bonds		21,854,410	21,808,057
Financial institutions bonds		3,698,546	3,787,661
Corporate bonds and others		7,548,686	7,720,281
		33,101,642	33,315,999
	~~W~~	127,771,156	127,121,368

(*) The equity securities are designated as FVOCI since the Group exercised FVOCI option for these securities required to possess in accordance with certain regulations.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying value of debt securities at fair value through other comprehensive income and securities at amortized cost for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows:

		March 31, 2025
		Debt securities at fair value through other comprehensive income			Debt securities at amortized cost
		12-month expected credit loss	Life time expected credit loss	Total	12-month expected credit loss	Life time expected credit loss	Total

Beginning balance	~~W~~	91,955,452	60,758	92,016,210	33,322,543	3,644	33,326,187
Transfer (from) to 12-month expected credit loss		-	-	-	-	-	-
Transfer (from) to life time expected credit loss		-	-	-	-	-	-
Net increase and decrease (*)		797,841	(17,866)	779,975	(210,673)	(3,644)	(214,317)
Ending balance	~~W~~	92,753,293	42,892	92,796,185	33,111,870	-	33,111,870

		December 31, 2024
		Debt securities at fair value through other comprehensive income			Debt securities at amortized cost
		12-month expected credit loss	Life time expected credit loss	Total	12-month expected credit loss	Life time expected credit loss	Total

Beginning balance	~~W~~	88,545,051	91,949	88,637,000	35,690,387	7,523	35,697,910
Transfer (from) to 12-month expected credit loss		3,798	(3,798)	-	-	-	-
Transfer (from) to life time expected credit loss		-	-	-	-	-	-
Net increase and decrease (*)		3,406,603	(27,393)	3,379,210	(2,367,844)	(3,879)	(2,371,723)
Ending balance	~~W~~	91,955,452	60,758	92,016,210	33,322,543	3,644	33,326,187

(*) Included the effects from changes in purchase, disposal, repayment, valuation, changes in foreign exchange rate and amortization of fair value adjustments recognized through business combination accountings and the others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of debt securities at fair value through other comprehensive income and securities at amortized cost for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows:

		March 31, 2025
		Debt securities at fair value through other comprehensive income			Debt securities at amortized cost
		12-months expected credit loss	Life time expected credit loss	Total	12-months expected credit loss	Life time expected credit loss	Total

Beginning balance	~~W~~	38,250	96	38,346	10,137	51	10,188
Transfer (from)to 12-month expected credit loss		-	-	-	-	-	-
Transfer (from)to life time expected credit loss		-	-	-	-	-	-
Provision (Reversal)		897	(7)	890	(23)	(49)	(72)
Disposal and others (*)		(913)	-	(913)	114	(2)	112
Ending balance	~~W~~	38,234	89	38,323	10,228	-	10,228

		December 31, 2024
		Debt securities at fair value through other comprehensive income			Debt securities at amortized cost
		12-months expected credit loss	Life time expected credit loss	Total	12-months expected credit loss	Life time expected credit loss	Total

Beginning balance	~~W~~	41,568	909	42,477	11,283	140	11,423
Transfer (from)to 12-month expected credit loss		14	(14)	-	-	-	-
Transfer (from)to life time expected credit loss		-	-	-	-	-	-
Provision (Reversal)		(2,279)	(420)	(2,699)	(1,515)	(97)	(1,612)
Disposal and others (*)		(1,053)	(379)	(1,432)	369	8	377
Ending balance	~~W~~	38,250	96	38,346	10,137	51	10,188

(*) Included the effects from changes in debt restructuring, debt-to-equity swaps, foreign exchange rate and the others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(d) Gain or loss on disposal of securities at fair value through other comprehensive income and securities at amortized cost for the three-month periods ended March 31, 2025 and 2024 are as follows:

		March 31, 2025	March 31, 2024

Gain on disposal of securities at FVOCI	~~W~~	101,757	34,578
Loss on disposal of securities at FVOCI		(27,214)	(12,460)
Gain on disposal of securities at amortized cost (*)		1	-
Loss on disposal of securities at amortized cost (*)		(28)	(2)
	~~W~~	74,516	22,116

(*) The reason for the disposal of securities at amortized cost is the exercise of the issuer's early redemption option and others.

(e) Income or loss on equity securities at fair value through other comprehensive income

The Group recognized dividends, amounting to ~~W~~ 32,708 million and ~~W~~ 52,491 million, related to equity securities at fair value through other comprehensive income for the three-month periods ended March 31, 2025 and 2024, respectively.

The details of disposal of equity securities designated at fair value through other comprehensive income for the three-month periods ended March 31, 2025 and 2024 are as follows:

		Fair value at the date of disposal		Cumulative net gain (loss) at the time of disposal
		March 31, 2025	March 31, 2024	March 31, 2025	March 31, 2024
Stocks (*)	~~W~~	36,490	32,671	(645)	(4,038)
Contingent convertible bonds		1,687	-	11	-
	~~W~~	38,177	32,671	(634)	(4,038)

(*) The reason for the disposal of stocks at fair value through other comprehensive income is the disposal of stocks acquired through debt-to-equity swaps, among others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

11. Loans at amortized cost, etc.

(a) The composition of loans at amortized cost by customer as of March 31, 2025 and December 31, 2024 are as follows:

		March 31, 2025	December 31, 2024
Retail loans	~~W~~	166,367,656	166,140,123
Corporate loans (*)		250,162,593	251,011,516
Public and other loans		5,074,051	5,253,071
Loans between banks		2,525,915	1,946,442
Credit card receivables		28,362,941	28,894,371
		452,493,156	453,245,523
Discount		(29,732)	(29,923)
Deferred loan origination costs		656,164	645,569
		453,119,588	453,861,169
Less: Allowance for credit loss		(4,590,011)	(4,565,931)
	~~W~~	448,529,577	449,295,238

(*) Includes SOHO loans.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

11. Loans at amortized cost, etc. (continued)

(b) Changes in carrying amounts of loans at amortized cost, etc. for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows:

		March 31, 2025
		Loans at amortized cost			Due from banks at amortized cost and other financial assets			Total
		12-month expected credit loss	Life time expected credit loss	Impaired financial asset	12-month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning balance	~~W~~	384,078,752	66,060,111	3,722,306	61,488,945	235,252	217,158	515,802,524
Transfer (from) to 12 months expected credit losses		7,864,316	(7,845,883)	(18,433)	12,222	(12,172)	(50)	-
Transfer (from) to lifetime expected credit losses		(6,209,670)	6,304,131	(94,461)	(14,001)	14,068	(67)	-
Transfer (from) to credit- impaired financial assets		(276,565)	(1,039,940)	1,316,505	(2,277)	(11,688)	13,965	-
Net increase and decrease (*1)		1,671,480	(1,533,405)	(248,979)	6,559,987	(4,634)	81,224	6,525,673
Charge off (*2)		-	-	(305,692)	-	-	(19,227)	(324,919)
Disposal		-	(5,788)	(319,197)	-	(214)	(494)	(325,693)
Ending balance	~~W~~	387,128,313	61,939,226	4,052,049	68,044,876	220,612	292,509	521,677,585

(*1) The amount is due to execution, collection and restructuring of debts, debt-to-equity swaps, changes in exchange rate, etc.

(*2) The contractual uncollected amount (principal and interest) of loans that have been written off but are still subject to recovery activities as of March 31, 2025 is ~~W~~ 10,417,578 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

11. Loans at amortized cost, etc. (continued)

(b) Changes in carrying amounts of loans at amortized cost, etc. for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows (continued):

		December 31, 2024
		Loans at amortized cost			Due from banks at amortized cost and other financial assets			Total
		12-month expected credit loss	Life time expected credit loss	Impaired financial asset	12-month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning balance	~~W~~	356,983,353	56,073,735	3,012,944	59,409,121	245,916	167,788	475,892,857
Transfer (from) to 12 months expected credit losses		11,871,293	(11,791,179)	(80,114)	34,752	(34,626)	(126)	-
Transfer (from) to lifetime expected credit losses		(21,881,980)	21,982,522	(100,542)	(62,021)	62,091	(70)	-
Transfer (from) to credit- impaired financial assets		(922,912)	(915,624)	1,838,536	(8,949)	(21,143)	30,092	-
Net increase and decrease (*1)		38,062,146	903,773	1,925,720	2,116,517	(10,556)	205,387	43,202,987
Charge off (*2)		-	-	(1,536,101)	-	-	(61,157)	(1,597,258)
Disposal		(33,148)	(193,116)	(1,338,137)	(475)	(6,430)	(124,756)	(1,696,062)
Ending balance	~~W~~	384,078,752	66,060,111	3,722,306	61,488,945	235,252	217,158	515,802,524

(*1) The amount is due to execution, collection and restructuring of debts, debt-to-equity swaps, changes in exchange rate, etc.

(*2) The contractual uncollected amount (principal and interest) of loans that have been written off but are still subject to recovery activities as of December 31, 2024 is ~~W~~ 10,268,898 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

11. Loans at amortized cost, etc. (continued)

(c) Changes in allowances for credit loss of loans at amortized cost, etc. for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows:

		March 31, 2025
		Loans at amortized cost			Due from banks at amortized cost and other financial assets			Total
		12-month expected credit loss	Life time expected credit loss	Impaired financial asset	12-month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning balance	~~W~~	1,270,300	1,531,751	1,763,880	394,484	14,752	186,410	5,161,577
Transfer (from) to 12 months expected credit losses		125,774	(123,129)	(2,645)	301	(272)	(29)	-
Transfer (from) to lifetime expected credit losses		(61,123)	75,895	(14,772)	(164)	192	(28)	-
Transfer (from) to credit- impaired financial assets		(14,746)	(188,033)	202,779	(176)	(1,782)	1,958	-
Provision (reversal)		(37,252)	134,888	320,902	5,698	383	25,276	449,895
Charge off		-	-	(305,692)	-	-	(19,227)	(324,919)
Amortization of discount		-	-	(9,777)	-	-	-	(9,777)
Disposal		-	(149)	(146,637)	-	(1)	(444)	(147,231)
Collection		-	-	77,750	-	-	601	78,351
Others (*)		(1,434)	(902)	(7,617)	(4,035)	2	65,890	51,904
Ending balance	~~W~~	1,281,519	1,430,321	1,878,171	396,108	13,274	260,407	5,259,800

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

11. Loans at amortized cost, etc. (continued)

(c) Changes in allowances for credit loss of loans at amortized cost, etc. for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows (continued):

		December 31, 2024
		Loans at amortized cost			Due from banks at amortized cost and other financial assets			Total
		12-month expected credit loss	Life time expected credit loss	Impaired financial asset	12-month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning balance	~~W~~	1,275,974	1,672,926	1,381,570	332,951	15,650	137,968	4,817,039
Transfer (from) to 12 months expected credit losses		206,803	(201,876)	(4,927)	1,262	(1,229)	(33)	-
Transfer (from) to lifetime expected credit losses		(124,779)	158,247	(33,468)	(5,414)	5,441	(27)	-
Transfer (from) to credit- impaired financial assets		(24,287)	(110,430)	134,717	(178)	(5,715)	5,893	-
Provision (reversal)		(70,604)	22,354	1,910,263	175	629	112,858	1,975,675
Charge off		-	-	(1,536,101)	-	-	(61,157)	(1,597,258)
Amortization of discount		-	-	(35,031)	-	-	-	(35,031)
Disposal		(2,946)	(19,609)	(402,283)	(1)	(38)	(15,028)	(439,905)
Collection		-	-	361,038	-	-	3,292	364,330
Others (*)		10,139	10,139	(11,898)	65,689	14	2,644	76,727
Ending balance	~~W~~	1,270,300	1,531,751	1,763,880	394,484	14,752	186,410	5,161,577

(*) Other changes are due to debt restructuring, debt-to-equity swaps and changes in foreign exchange rate, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates

(a) Investments in associates as of March 31, 2025 and December 31, 2024 are as follows:

Investees	Country	Reporting Date	Ownership (%)
			March 31, 2025	December 31, 2024
BNP Paribas Cardif Life Insurance (*1), (*7)	Korea	December 31, 2024	14.99	14.99
Shinhan-Neoplux Energy Newbiz Fund	Korea	March 31, 2025	31.66	31.66
Shinhan-Albatross tech investment Fund (*1)	Korea	February 28, 2025	50.00	50.00
VOGO Debt Strategy Qualified IV Private	Korea	March 31, 2025	20.00	20.00
Shinhan-Midas Donga Secondary Fund	Korea	March 31, 2025	50.00	50.00
ShinHan – Soo Young Entrepreneur Investment Fund No.1	Korea	March 31, 2025	24.00	24.00
Shinhan Praxis K-Growth Global Private Equity Fund (*7)	Korea	March 31, 2025	14.15	14.15
Kiwoom Milestone Professional Private Real Estate Trust 19	Korea	-	50.00	50.00
Shinhan Global Healthcare Fund 1 (*7)	Korea	March 31, 2025	3.13	3.13
KB NA Hickory Private Special Asset Fund	Korea	March 31, 2025	37.50	37.50
Koramco Europe Core Private Placement Real Estate Fund No.2-2	Korea	March 31, 2025	44.02	44.02
KTB Aircraft Specialized Private Investment Trust No. 16	Korea	March 31, 2025	33.44	33.44
Shinhan-Nvestor Liquidity Solution Fund	Korea	March 31, 2025	24.92	24.92
Shinhan AIM FoF Fund 1-A	Korea	March 31, 2025	25.00	25.00
IGIS Global Credit Fund 150-1	Korea	March 31, 2025	25.00	25.00
Genesis North America Power Company No.1 PEF	Korea	March 31, 2025	43.84	43.84
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Korea	March 31, 2025	23.33	23.33
KOREA FINANCE SECURITY CO., LTD (*1), (*7)	Korea	December 31, 2024	14.91	14.91
MIEL CO.,LTD. (*2)	Korea	-	28.77	28.77
AIP Transportation Specialized Privately Placed Fund Trust #1	Korea	March 31, 2025	35.73	35.73
Kiwoom-Shinhan Innovation Fund I	Korea	March 31, 2025	50.00	50.00
Samchully Midstream Private Placement Special Asset Fund 5-4	Korea	March 31, 2025	41.67	41.67
MK Ventures-K Clavis Growth Capital Venture Fund 1	Korea	-	26.67	26.67
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37 (*6)	Korea	March 31, 2025	60.00	60.00
Milestone Private Real Estate Fund 3	Korea	March 31, 2025	32.06	32.06
Rifa Private Real Estate Investment Trust 31	Korea	March 31, 2025	31.31	31.31
FuturePlay-Shinhan TechInnovation Fund 1	Korea	March 31, 2025	50.00	50.00
Stonebridge Corporate 1st Fund	Korea	March 31, 2025	44.12	44.12
Vogo Realty Partners Private Real Estate Fund V	Korea	March 31, 2025	21.64	21.64
Korea Credit Bureau (*1), (*7)	Korea	December 31, 2024	9.00	9.00
Goduck Gangil1 PFV Co., Ltd. (*1), (*7)	Korea	December 31, 2024	1.04	1.04
SBC PFV Co., Ltd. (*1), (*7), (*8)	Korea	December 31, 2024	25.00	25.00
NH-amundi global infra private fund 16	Korea	March 31, 2025	50.00	50.00
SH BNCT Professional Investment Type Private Special Asset Investment Trust (*9)	Korea	March 31, 2025	72.50	72.50
IGIS Real-estate Private Investment Trust No.33	Korea	March 31, 2025	40.86	40.86
Goduck Gangil10 PFV Co., Ltd. (*1), (*7)	Korea	December 31, 2024	19.90	19.90
Fidelis Global Private Real Estate Trust No.2 (*6)	Korea	March 31, 2025	79.63	79.63

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(a) Investments in associates as of March 31, 2025 and December 31, 2024 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			March 31, 2025	December 31, 2024
AIP EURO PRIVATE REAL ESTATE TRUST No. 12	Korea	March 31, 2025	28.70	28.70
Shinhan Healthcare Fund 2 (*7)	Korea	-	13.68	13.68
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust	Korea	March 31, 2025	22.02	22.02
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust	Korea	March 31, 2025	29.19	29.19
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2 (*6)	Korea	March 31, 2025	71.43	71.43
Korea Omega-Shinhan Project Fund I	Korea	March 31, 2025	50.00	50.00
Samsung SRA Real Estate Professional Private 45	Korea	March 31, 2025	26.21	25.00
IBK Global New Renewable Energy Special Asset Professional Private2	Korea	March 31, 2025	28.98	28.98
VS Cornerstone Fund (*5)	Korea	March 31, 2025	-	41.18
Kakao-Shinhan 1st TNYT Fund	Korea	March 31, 2025	48.62	48.62
Pacific Private Placement Real Estate Fund No.40	Korea	March 31, 2025	24.73	24.73
LB Scotland Amazon Fulfillment Center Fund 29 (*6)	Korea	March 31, 2025	65.00	65.00
JR AMC Hungary Budapest Office Fund 16	Korea	March 31, 2025	32.57	32.57
EDNCENTRAL Co.,Ltd. (*7)	Korea	-	13.47	13.47
Gyeonggi-Neoplux Superman Fund	Korea	March 31, 2025	21.76	21.76
NewWave 6th Fund	Korea	March 31, 2025	30.00	30.00
Neoplux No.3 Private Equity Fund (*3)	Korea	March 31, 2025	10.00	10.00
PCC Amberstone Private Equity Fund I	Korea	March 31, 2025	21.67	21.67
KIAMCO POWERLOAN TRUST 4TH	Korea	March 31, 2025	47.37	47.37
Mastern Opportunity Seeking Real Estate Fund II	Korea	March 31, 2025	22.22	22.22
Neoplux Market-Frontier Secondary Fund (*3)	Korea	March 31, 2025	19.74	19.74
Synergy Green New Deal 1st New Technology Business Investment Fund (*5)	Korea	March 31, 2025	-	28.17
KIAMCO Vietnam Solar Special Asset Private Investment Trust	Korea	March 31, 2025	50.00	50.00
SHINHAN-NEO Core Industrial Technology Fund	Korea	March 31, 2025	49.75	49.75
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2	Korea	March 31, 2025	30.00	30.00
Eum Private Equity Fund No.7	Korea	March 31, 2025	21.00	21.00
Kiwoom Hero No.4 Private Equity Fund	Korea	March 31, 2025	21.05	21.05
AJ-KOSNET Semicon One Venture Fund	Korea	March 31, 2025	22.22	22.22
Shinhan Smilegate Global PEF I (*5)	Korea	March 31, 2025	-	14.21
Genesis Eco No.1 PEF	Korea	March 31, 2025	29.00	29.00
SHINHAN-NEO Market-Frontier 2nd Fund	Korea	March 31, 2025	42.70	42.70
J& Moorim Jade Investment Fund	Korea	March 31, 2025	24.89	24.89
Ulmus SHC innovation investment fund	Korea	March 31, 2025	24.04	24.04
T Core Industrial Technology 1st Venture PEF	Korea	March 31, 2025	31.47	31.47
TI First Property Private Investment Trust 1	Korea	March 31, 2025	40.00	40.00
Kiwoom-Shinhan Innovation Fund 2	Korea	March 31, 2025	42.86	42.86
ETRI Holdings-Shinhan 1st Unicorn Fund	Korea	March 31, 2025	50.00	50.00
SJ ESG Innovative Growth Fund	Korea	March 31, 2025	28.57	28.57
AVES 1st Corporate Recovery Private Equity Fund (*4)	Korea	March 31, 2025	76.19	76.19
Reverent-Shinhan Vista Fund (*3)	Korea	March 31, 2025	13.41	13.41
JS Shinhan Private Equity Fund (*3)	Korea	March 31, 2025	3.85	3.85

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(a) Investments in associates as of March 31, 2025 and December 31, 2024 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			March 31, 2025	December 31, 2024
META ESG Private Equity Fund I	Korea	March 31, 2025	27.40	27.40
Shinhan VC tomorrow venture fund 1	Korea	March 31, 2025	39.62	39.62
H-IOTA Fund	Korea	March 31, 2025	24.81	24.81
Stonebridge-Shinhan Unicorn Secondary Fund	Korea	March 31, 2025	26.01	26.01
Tres-Yujin Trust	Korea	March 31, 2025	50.00	50.00
Shinhan-Time mezzanine blind Fund	Korea	March 31, 2025	50.00	50.00
Capstone REITs No.26	Korea	March 31, 2025	50.00	50.00
JB Incheon-Bucheon REITS No.54	Korea	March 31, 2025	39.31	39.31
Hankook Smart Real Asset Investment Trust No.3	Korea	March 31, 2025	33.33	33.33
JB Hwaseong-Hadong REITs No.53	Korea	March 31, 2025	31.03	31.03
KB Oaktree Trust No.3	Korea	March 31, 2025	33.33	33.33
KAI-The Square New Technology No. 1 (E8 RCPS)	Korea	March 31, 2025	47.96	47.96
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2	Korea	March 31, 2025	29.73	29.73
Shinhan JigaeNamsan Road Private Special Asset Investment Trust	Korea	March 31, 2025	24.85	24.85
KB Distribution Private Real Estate 3-1	Korea	March 31, 2025	37.50	37.50
Pacific Private Investment Trust No.49-1 (*6)	Korea	March 31, 2025	79.28	79.28
KIWOOM Real estate private placement fund for normal investors No. 31 (*6)	Korea	March 31, 2025	60.00	60.00
RIFA Real estate private placement fund for normal investoes No. 51	Korea	March 31, 2025	40.00	40.00
Shinhan-Kunicorn first Fund	Korea	March 31, 2025	38.31	38.31
Shinhan-Quantum Startup Fund	Korea	March 31, 2025	49.18	49.18
Shinhan Simone Fund Ⅰ	Korea	March 31, 2025	38.46	38.46
Korea Investment develop seed Trust No.1	Korea	March 31, 2025	40.00	40.00
Tiger Green alpha Trust No.29 (*4)	Korea	March 31, 2025	95.24	95.24
STIC ALT Global II Private Equity Fund	Korea	March 31, 2025	21.74	21.74
DDI LVC Master Real Estate Investment Trust Co., Ltd. (*1), (*7)	Korea	December 31, 2024	15.00	15.00
Find-Green New Deal 2nd Equity Fund	Korea	March 31, 2025	22.57	22.57
ShinhanFitrin 1st Technology Business Investment Association (*3)	Korea	March 31, 2025	16.17	16.17
Koramco Private Real Estate Fund 143	Korea	March 31, 2025	30.30	30.30
Korea Investment Top Mezzanine Private Real Esate Trust No.1	Korea	March 31, 2025	22.22	22.22
LB YoungNam Logistics Private Trust No.40	Korea	March 31, 2025	25.00	25.00
Shinhan-Cognitive Start-up Fund L.P.	Korea	March 31, 2025	32.77	32.77
Cornerstone J&M Fund I	Korea	March 31, 2025	26.67	26.67
Logisvalley Shinhan REIT Co.,Ltd. (*1)	Korea	December 31, 2024	20.27	20.27
Shinhan-Ji and Tec Smart Innovation Fund	Korea	March 31, 2025	50.00	50.00
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st	Korea	March 31, 2025	50.00	50.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(a) Investments in associates as of March 31, 2025 and December 31, 2024 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			March 31, 2025	December 31, 2024
Korea Investment Green Newdeal Infra Trust No.1	Korea	March 31, 2025	27.97	27.97
BTS 2nd Private Equity Fund (*1)	Korea	February 28, 2025	26.00	26.00
NH-J&-IBKC Label Technology Fund	Korea	March 31, 2025	27.81	27.81
Shinhan-Sneak Peek Bio&Healthcare Bounce Back Fund	Korea	March 31, 2025	50.00	50.00
Shinhan-isquare Venture PEF 1	Korea	March 31, 2025	40.00	40.00
Aurum Goldrush ESG Private Fund No. 1	Korea	March 31, 2025	28.33	28.33
Capstone Develop Frontier Trust (*5)	Korea	March 31, 2025	-	21.43
Nextrade Co., Ltd. (*7)	Korea	March 31, 2025	8.00	8.00
IBKC-Behigh Fund 1st	Korea	March 31, 2025	29.73	29.73
ON No.1 Private Equity Fund	Korea	March 31, 2025	28.57	28.57
Digital New Deal Kappa Private Equity Fund (*5)	Korea	March 31, 2025	-	24.75
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1	Korea	March 31, 2025	20.83	20.83
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18	Korea	March 31, 2025	28.57	28.57
Koramco IPO LEITS Mezzanine General Private Investment Trust No. 38 (*4)	Korea	March 31, 2025	75.00	75.00
TogetherKorea Private Investment Trust No. 6 (*6)	Korea	March 31, 2025	99.98	99.98
TogetherKorea Private Investment Trust No. 7 (*6)	Korea	March 31, 2025	99.98	99.98
Kiwoom Core Industrial Technology Investment Fund No.3	Korea	March 31, 2025	34.75	34.75
Penture K-Content Investment Fund (*7)	Korea	March 31, 2025	19.78	19.78
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund	Korea	March 31, 2025	30.00	30.00
Hana Alternative Investment Kosmes PCBO General PEF No. 1	Korea	March 31, 2025	37.04	37.04
Shinhan-timefolio Bio Development Investment Fund	Korea	March 31, 2025	48.39	48.39
Shinhan M&A-ESG Fund	Korea	March 31, 2025	23.33	23.33
SHINHAN Mid and SMALL-SIZED OFFICE VALUE-ADDED MO REIT Co., Ltd.	Korea	March 31, 2025	28.43	28.43
KDBC meta-enter New Technology investment fund	Korea	March 31, 2025	27.89	27.89
Shinhan Time Secondary Blind Fund	Korea	March 31, 2025	47.50	47.50
Shinhan-OpenWater Pre-IPO Fund-1	Korea	March 31, 2025	50.00	50.00
Shinhan-CJ TechInnovation Fund 1st	Korea	March 31, 2025	40.00	40.00
Shinhan-Eco Venture Fund 2nd	Korea	March 31, 2025	40.00	40.00
Heungkuk-Shinhan The First Visionary Fund No.1	Korea	March 31, 2025	40.00	40.00
Koreainvestment-Shinhan-LEP K beauty	Korea	March 31, 2025	22.96	22.96
Shinhan HB Wellness 1st Fund	Korea	March 31, 2025	48.54	48.54
WE Signature Black Fund Ⅲ	Korea	March 31, 2025	24.10	24.10
Korea real Asset Fund No.3	Korea	March 31, 2025	28.57	28.57
PineStreet Global Corporate FoF XIII-2 (NC XI) (*6)	Korea	March 31, 2025	100.00	100.00
Igis Yongsan Office General PE Real Estate Inv. Trust No. 518	Korea	March 31, 2025	26.22	26.22
Samsung-Dunamu Innovation IT Fund No.1	Korea	March 31, 2025	22.99	22.99
Time Robotics fund	Korea	March 31, 2025	29.86	29.86
Ascent-Welcome Fund2	Korea	March 31, 2025	27.65	27.65
Newmain I funds	Korea	March 31, 2025	36.36	36.36
Igis General PE Real Estate Investment Trust 517-1 (*6)	Korea	March 31, 2025	96.78	96.78
SH Ulmus M.P.E. Innovative Venture Fund 7	Korea	March 31, 2025	28.57	28.57
Consus Osansegyo No.2	Korea	March 31, 2025	50.00	50.00
Shinhan AIM Private Fund of Fund 9-B	Korea	March 31, 2025	25.00	25.00
Shinhan General Private Real Estate Investment Trust No.3	Korea	March 31, 2025	20.75	20.75

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(a) Investments in associates as of March 31, 2025 and December 31, 2024 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			March 31, 2025	March 31, 2025
Paros Kosdaq Venture General Private Investment Trust No. 5	Korea	March 31, 2025	25.51	28.56
Shinhan-Soo Secondary Investment Association (*6)	Korea	March 31, 2025	77.61	77.61
TECHFIN RATINGS Co., Ltd. (*1), (*11)	Korea	December 31, 2024	45.00	45.00
SONGPA BIZ CLUSTER PFV CO LTD (*1), (*7), (*10)	Korea	December 31, 2024	27.40	27.40
Planeta PTE LTD	Singapore	March 31, 2025	33.33	33.33
The E&Shinhan New Growth Up Fund	Korea	March 31, 2025	50.00	50.00
Shinhan-GB FutureFlow Fund L.P. (*6)	Korea	March 31, 2025	57.92	58.18
Credila Financial Services (*1), (*7), (*12)	India	December 31, 2024	10.06	10.93
Shinhan Market-Frontier Fund Ⅲ	Korea	March 31, 2025	44.02	44.02
DB IPO HighYield Fund 1	Korea	March 31, 2025	28.57	28.57
Exponential SQUARE Private Investment Trust No.1 (*6)	Korea	March 31, 2025	53.52	50.99
Fine North America Credit Private Mixed Asset Investment Trust 22 (*6)	Korea	March 31, 2025	58.82	58.82
IGIS Private Real Estate Investment No.454	Korea	March 31, 2025	24.04	24.04
IGIS Private Real Estate Investment No.462 (*6)	Korea	March 31, 2025	69.20	69.20
BNW Recharge Private Equity Fund	Korea	March 31, 2025	21.13	21.13
United Partners Realasset Fund No.14	Korea	March 31, 2025	33.33	33.33
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.12 (*5)	Korea	March 31, 2025	-	5.00
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.13 (*5)	Korea	March 31, 2025	-	5.00
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.14 (*7)	Korea	March 31, 2025	5.00	5.00
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.15 (*7)	Korea	March 31, 2025	5.00	5.00
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.16 (*7)	Korea	March 31, 2025	5.00	5.00
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.17 (*7)	Korea	March 31, 2025	5.00	5.00
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.18 (*7)	Korea	March 31, 2025	5.00	5.00
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.19 (*7)	Korea	March 31, 2025	5.00	5.00
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]	Korea	March 31, 2025	23.77	22.37
IGIS Real Estate General Private Feefer Investment Company No.562 (*6)	Korea	March 31, 2025	76.92	-
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.21(*7)	Korea	March 31, 2025	4.97	-
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.22(*7)	Korea	March 31, 2025	4.97	-
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.23(*7)	Korea	March 31, 2025	4.97	-
IMM Pipe solution Fund	Korea	March 31, 2025	31.10	-

(*1) Since the financial statements as of March 31, 2025 could not be obtained, the most recent financial statements available after the reporting date were used to apply the equity method. Significant trades and events occurred within the period are properly reflected.

(*2) Shares were acquired through a debt-to-equity swap during the rehabilitation process. Although voting rights could not be exercised during the rehabilitation process, normal voting rights became exercisable as the rehabilitation process ended before March 31, 2025.Therefore, it has been reclassified from financial assets measured at fair value through profit or loss(FVTPL) to investments in associates.

(*3) As a managing partner, the Group has a significant influence over the investees.

(*4) As a limited partner, the Group does not have an ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.

(*5) Excluded from the investments in associates due to full or partial disposal of shares, or loss of significant influence.

(*6) Although the ownership percentages are more than 50%, the Group applies the equity method accounting as the Group does not have an ability to participate in the financial and operating policy-making process.

(*7) Although the ownership percentages are less than 20%, the Group applies the equity method accounting since it participates in policy-making processes and therefore can exercise significant influence on investees.

(*8) The rate of Group’s voting rights is 4.65%.

(*9) Although the Group has a significant influence with ownership percentage more than 50%, the contribution was classified as investments in associates as the Group is not exposed to variable returns due to the payment guarantee for the entire investment amount.

(*10) The rate of Group’s voting rights is 19.86%.

(*11) Douzon3 TECHFIN Co., Ltd. has changed its name to TECHFIN RATINGS Co., Ltd.

(*12) HDFC Credila Financial Services has changed its name to Credila Financial Services.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows:

		March 31, 2025
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	36,436	-	(854)	252	-	35,834
Shinhan-Neoplux Energy Newbiz Fund		14,612	-	51	-	-	14,663
Shinhan-Albatross tech investment Fund		8,672	(917)	455	-	-	8,210
VOGO Debt Strategy Qualified IV Private		3,713	(54)	(158)	-	-	3,501
Shinhan-Midas Donga Secondary Fund		3,152	-	33	-	-	3,185
ShinHan – Soo Young Entrepreneur Investment Fund No.1		3,381	-	(354)	-	-	3,027
Shinhan Praxis K-Growth Global Private Equity Fund		3,690	-	(2)	-	-	3,688
Kiwoom Milestone Professional Private Real Estate Trust 19 (*)		-	-	-	-	-	-
Shinhan Global Healthcare Fund 1 (*)		-	-	-	-	-	-
KB NA Hickory Private Special Asset Fund		17,493	1,422	135	-	-	19,050
Koramco Europe Core Private Placement Real Estate Fund No.2-2 (*)		6,815	-	-	-	(285)	6,530
KTB Aircraft Specialized Private Investment Trust No. 16		2,954	(159)	589	-	-	3,384
Shinhan-Nvestor Liquidity Solution Fund		5,126	(650)	(471)	-	-	4,005
Shinhan AIM FoF Fund 1-A		9,804	545	35	-	-	10,384
IGIS Global Credit Fund 150-1		4,989	(114)	(340)	-	-	4,535
Genesis North America Power Company No.1 PEF		6,802	(1,254)	743	-	-	6,291
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		9,402	-	566	-	-	9,968
KOREA FINANCE SECURITY CO., LTD		3,542	-	(3)	-	-	3,539
MIEL CO.,LTD. (*)		-	-	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		58,807	-	(270)	-	-	58,537
Kiwoom-Shinhan Innovation Fund I		7,979	-	(26)	-	-	7,953

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows (continued):

		March 31, 2025
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Samchully Midstream Private Placement Special Asset Fund 5-4	~~W~~	39,484	-	-	-	-	39,484
MK Ventures-K Clavis Growth Capital Venture Fund 1 (*)		3	-	-	-	-	3
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		35,413	-	(192)	-	-	35,221
Milestone Private Real Estate Fund 3		19,120	126	(153)	-	-	19,093
Nomura-Rifa Private Real Estate Investment Trust 31		6,343	-	(106)	-	-	6,237
FuturePlay-Shinhan TechInnovation Fund 1		5,785	-	(268)	-	-	5,517
Stonebridge Corporate 1st Fund		3,977	-	(543)	-	-	3,434
Vogo Realty Partners Private Real Estate Fund V		10,662	(128)	334	-	-	10,868
Korea Credit Bureau		7,574	(45)	253	-	-	7,782
Goduck Gangil1 PFV Co., Ltd. (*)		96	-	(2)	-	-	94
SBC PFV Co., Ltd.		37,616	-	(256)	-	-	37,360
NH-amundi global infra private fund 16		32,968	4,783	(6,048)	-	-	31,703
SH BNCT Professional Investment Type Private Special Asset Investment Trust		225,708	(7,630)	2,826	-	-	220,904
IGIS Real-estate Private Investment Trust No.33		15,632	(665)	282	-	-	15,249
Goduck Gangil10 PFV Co., Ltd.		6,165	(55)	(878)	-	-	5,232
Fidelis Global Private Real Estate Trust No.2 (*)		551	-	-	-	-	551
AIP EURO PRIVATE REAL ESTATE TRUST No. 12 (*)		24,644	-	-	-	-	24,644

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows (continued):

		March 31, 2025
Investees		Beginning Balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Shinhan Healthcare Fund 2 (*)	~~W~~	-	-	-	-	-	-
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		39,491	(228)	747	-	-	40,010
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		21,947	5	(127)	-	-	21,825
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		15,770	(101)	467	-	-	16,136
Korea Omega-Shinhan Project Fund I		19,473	-	(209)	-	-	19,264
Samsung SRA Real Estate Professional Private 45		30,276	833	491	-	-	31,600
IBK Global New Renewable Energy Special Asset Professional Private2		33,098	(6,165)	188	-	-	27,121
VS Cornerstone Fund		3,225	(3,618)	393	-	-	-
Kakao-Shinhan 1st TNYT Fund		23,678	-	399	-	-	24,077
Pacific Private Placement Real Estate Fund No.40		11,623	-	184	-	-	11,807
LB Scotland Amazon Fulfillment Center Fund 29		18,848	-	(533)	-	-	18,315
JR AMC Hungary Budapest Office Fund 16		13,187	-	18	-	-	13,205
EDNCENTRAL Co.,Ltd. (*)		-	-	-	-	-	-
Gyeonggi-Neoplux Superman Fund		4,138	-	23	-	-	4,161
NewWave 6th Fund		10,708	-	157	-	-	10,865
Neoplux No.3 Private Equity Fund		12,152	(20)	(394)	-	-	11,738
PCC Amberstone Private Equity Fund I		14,540	(1,689)	957	-	-	13,808
KIAMCO POWERLOAN TRUST 4TH		48,703	(550)	891	-	-	49,044
Mastern Opportunity Seeking Real Estate Fund II		5,272	(3,525)	(142)	-	-	1,605
Neoplux Market-Frontier Secondary Fund		8,175	-	(534)	-	-	7,641
Synergy Green New Deal 1st New Technology Business Investment Fund		10,857	(10,840)	(16)	-	-	1

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows (continued):

		March 31, 2025
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
KIAMCO Vietnam Solar Special Asset Private Investment Trust	~~W~~	7,103	-	(24)	-	-	7,079
SHINHAN-NEO Core Industrial Technology Fund		8,111	-	(38)	-	-	8,073
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		21,710	(812)	227	-	-	21,125
Eum Private Equity Fund No.7		9,156	-	(42)	-	-	9,114
Kiwoom Hero No.4 Private Equity Fund		4,197	(4,200)	3,331	-	-	3,328
AJ-KOSNET Semicon One Venture Fund		3,212	-	(13)	-	-	3,199
Shinhan Smilegate Global PEF I		3,882	(3,883)	-	-	-	(1)
Genesis Eco No.1 PEF		11,077	-	(46)	-	-	11,031
SHINHAN-NEO Market-Frontier 2nd Fund		27,499	-	(12)	-	-	27,487
J& Moorim Jade Investment Fund		5,353	-	(253)	-	-	5,100
Ulmus SHC innovation investment fund		4,305	-	526	-	-	4,831
T Core Industrial Technology 1st Venture PEF		2,995	-	107	-	-	3,102
TI First Property Private Investment Trust 1		3,102	(102)	50	-	-	3,050
Kiwoom-Shinhan Innovation Fund 2		10,227	-	(786)	-	-	9,441
ETRI Holdings-Shinhan 1st Unicorn Fund		4,696	-	(14)	-	-	4,682
SJ ESG Innovative Growth Fund		3,115	(747)	1,595	-	-	3,963
AVES 1st Corporate Recovery Private Equity Fund		4,523	-	134	-	-	4,657
Reverent-Shinhan Vista Fund		3,409	-	152	-	-	3,561
JS Shinhan Private Equity Fund		6,381	-	125	-	-	6,506
META ESG Private Equity Fund I		5,683	-	(45)	-	-	5,638

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows (continued):

		March 31, 2025
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Shinhan VC tomorrow venture fund 1	~~W~~	70,633	(8,448)	3,757	-	-	65,942
H-IOTA Fund		9,377	(4,205)	(268)	-	-	4,904
Stonebridge-Shinhan Unicorn Secondary Fund		13,587	-	(210)	-	-	13,377
Tres-Yujin Trust		13,031	-	156	-	-	13,187
Shinhan-Time mezzanine blind Fund		16,426	(16,504)	78	-	-	-
Capstone REITs No.26		5,369	-	-	-	-	5,369
JB Incheon-Bucheon REITS No.54		4,967	-	451	-	-	5,418
Hankook Smart Real Asset Investment Trust No.3		6,006	-	74	-	-	6,080
JB Hwaseong-Hadong REITs No.53		4,974	-	(2)	-	-	4,972
KB Oaktree Trust No.3		9,888	125	305	-	-	10,318
KAI-The Square New Technology No. 1 (E8 RCPS) (*)		125	-	-	-	(72)	53
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		52,797	(11,068)	1,051	-	-	42,780
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		39,645	(226)	373	-	-	39,792
KB Distribution Private Real Estate 3-1		24,079	-	(939)	-	-	23,140
Pacific Private Investment Trust No.49-1		28,000	-	6,990	-	-	34,990
KIWOOM Real estate private placement fund for normal investors No. 31		8,032	-	-	-	-	8,032
RIFA Real estate private placement fund for normal investoes No. 51		5,371	-	-	-	-	5,371
Shinhan-Kunicorn first Fund		9,424	-	(20)	-	-	9,404
Shinhan-Quantum Startup Fund		5,665	-	(28)	-	-	5,637
Shinhan Simone Fund Ⅰ		3,422	-	(16)	-	-	3,406
Korea Investment develop seed Trust No.1		10,145	(124)	171	-	-	10,192
Tiger Green alpha Trust No.29		29,992	1,697	380	-	-	32,069
STIC ALT Global II Private Equity Fund		9,841	(217)	287	-	-	9,911
DDI LVC Master Real Estate Investment Trust Co., Ltd.		5,800	-	(221)	-	-	5,579
Find-Green New Deal 2nd Equity Fund		4,324	-	143	-	-	4,467
ShinhanFitrin 1st Technology Business Investment Association		4,232	-	(74)	-	-	4,158
Koramco Private Real Estate Fund 143		6,669	-	-	-	-	6,669
Korea Investment Top Mezzanine Private Real Esate Trust No.1		9,876	-	36	-	-	9,912
LB YoungNam Logistics Private Trust No.40		9,625	-	152	-	-	9,777
Shinhan-Cognitive Start-up Fund L.P.		4,209	-	(391)	-	-	3,818

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows (continued):

		March 31, 2025
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Cornerstone J&M Fund I	~~W~~	3,414	-	(19)	-	-	3,395
Logisvalley Shinhan REIT Co.,Ltd.		3,389	-	(30)	-	-	3,359
Shinhan-Ji and Tec Smart Innovation Fund		13,004	-	(1,161)	-	-	11,843
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st		6,758	-	(52)	-	-	6,706
Korea Investment Green Newdeal Infra Trust No.1		16,096	-	(20)	-	-	16,076
BTS 2nd Private Equity Fund		10,159	-	1	-	-	10,160
NH-J&-IBKC Label Technology Fund		9,646	-	(27)	-	-	9,619
Shinhan-Sneak Peek Bio&Healthcare Bounce Back Fund		3,916	1,500	366	-	-	5,782
Shinhan-isquare Venture PEF 1		4,237	-	126	-	-	4,363
Aurum Goldrush ESG Private Fund No. 1		3,007	-	(156)	-	-	2,851
Capstone Develop Frontier Trust		8,049	(7,608)	(442)	-	-	(1)
Nextrade Co., Ltd.		9,700	-	-	-	-	9,700
IBKC-Behigh Fund 1st		3,160	-	(18)	-	-	3,142
ON No.1 Private Equity Fund		5,712	-	70	-	-	5,782
Digital New Deal Kappa Private Equity Fund		4,747	(5,534)	787	-	-	-
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1		9,646	-	715	-	-	10,361
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		11,324	(906)	247	-	-	10,665
Koramco IPO LEITS Mezzanine General Private Investment Trust No. 38		3,278	(87)	90	-	-	3,281
TogetherKorea Private Investment Trust No. 6		5,423	-	32	-	-	5,455
TogetherKorea Private Investment Trust No. 7		5,423	-	32	-	-	5,455
Kiwoom Core Industrial Technology Investment Fund No.3		4,219	-	(11)	-	-	4,208
Penture K-Content Investment Fund		11,319	-	(93)	-	-	11,226
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund		13,468	-	(150)	-	-	13,318
Hana Alternative Investment Kosmes PCBO General PEF No. 1		5,125	(132)	148	-	-	5,141
Shinhan-timefolio Bio Development Investment Fund		11,707	-	(33)	-	-	11,674
Shinhan M&A-ESG Fund		6,454	-	106	-	-	6,560
Shinhan SM Office Value Add – Outsource Management Real Estate Investment Co., Ltd.		18,804	(185)	363	-	-	18,982

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows (continued):

		March 31, 2025
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
KDBC meta-enter New Technology investment fund	~~W~~	6,797	-	(37)	-	-	6,760
Shinhan Time Secondary Blind Fund		4,637	-	646	-	-	5,283
Shinhan-OpenWater Pre-IPO Fund-1		5,666	(500)	108	-	-	5,274
Shinhan-CJ TechInnovation Fund 1st		4,595	-	(42)	-	-	4,553
Shinhan-Eco Venture Fund 2nd		3,957	50	(69)	-	-	3,938
Heungkuk-Shinhan The First Visionary Fund No.1		6,497	-	345	-	-	6,842
Koreainvestment-Shinhan-LEP K beauty		10,264	-	(90)	-	-	10,174
Shinhan HB Wellness 1st Fund		5,326	-	(12)	-	-	5,314
WE Signature Black Fund Ⅲ		2,017	-	1,899	-	-	3,916
Korea real Asset Fund No.3		16,552	(624)	295	-	-	16,223
PineStreet Global Corporate FoF XIII-2 (NC XI)		3,743	1,274	398	-	-	5,415
Igis Yongsan Office General PE Real Estate Inv. Trust No. 518		17,144	(726)	(757)	-	-	15,661
Samsung-Dunamu Innovation IT Fund No.1		3,750	-	52	-	-	3,802
Time Robotics fund		3,778	-	(16)	-	-	3,762
Ascent-Welcome Fund2		8,460	-	96	-	-	8,556
Newmain I funds		9,364	(9,244)	(93)	-	-	27
Igis General PE Real Estate Investment Trust 517-1		54,902	-	(469)	-	-	54,433
SH Ulmus M.P.E. Innovative Venture Fund 7		3,032	-	(14)	-	-	3,018
Consus Osansegyo No.2		8,009	-	2	-	-	8,011
Shinhan AIM Private Fund of Fund 9-B		36,741	962	342	-	-	38,045
Shinhan General Private Real Estate Investment Trust No.3		26,706	(373)	203	-	-	26,536
Paros Kosdaq Venture General Private Investment Trust No. 5		6,590	(683)	(983)	-	-	4,924
Shinhan-Soo Secondary Investment Association		16,737	-	751	-	-	17,488
TECHFIN RATINGS Co., Ltd.		25,610	-	(75)	-	-	25,535
SONGPA BIZ CLUSTER PFV CO LTD		13,364	-	(111)	-	-	13,253
Planeta PTE LTD		11,341	-	-	-	-	11,341
The E&Shinhan New Growth Up Fund		3,518	1,280	(97)	-	-	4,701
Shinhan-GB FutureFlow Fund L.P.		5,150	(4)	(76)	746	-	5,816
Credila Financial Services		263,116	3,902	4,496	(8,230)	-	263,284
Shinhan Market-Frontier Fund Ⅲ		12,791	4,402	(167)	-	-	17,026
DB IPO HighYield Fund 1		4,278	(109)	32	-	-	4,201

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows (continued):

		March 31, 2025
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Exponential SQUARE Private Investment Trust No.1	~~W~~	5,208	-	88	-	-	5,296
Fine North America Credit Private Mixed Asset Investment Trust 22		4,613	680	43	-	-	5,336
IGIS Private Real Estate Investment No.454		3,368	-	(2)	-	-	3,366
IGIS Private Real Estate Investment No.462		4,433	-	(14)	-	-	4,419
BNW Recharge Private Equity Fund		7,138	-	3	-	-	7,141
United Partners Realasset Fund No.14		9,998	-	(7)	-	-	9,991
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.12		17,977	(17,977)	-	-	-	-
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.13		12,035	(12,035)	-	-	-	-
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.14		13,711	-	2,972	-	-	16,683
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.15		13,738	-	2,923	-	-	16,661
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.16		13,290	-	2,702	-	-	15,992
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.17		5,378	-	1,973	-	-	7,351
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.18		10,925	-	3,123	-	-	14,048
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.19		5,052	-	2,045	-	-	7,097
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]		4,197	-	(163)	-	-	4,034
IGIS Real Estate General Private Feefer Investment Company No.562		-	10,000	-	-	-	10,000
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.21		-	15,700	262	-	-	15,962
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.22		-	15,700	769	-	-	16,469
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.23		-	15,700	303	-	-	16,003
IMM Pipe solution Fund		-	14,000	731	-	-	14,731
Others		206,765	(9,766)	(1,279)	-	-	195,720
	~~W~~	2,752,980	(60,750)	39,447	(7,232)	(357)	2,724,088

(*) Due to cumulative unrealized losses incurred since initial acquisition, this item was recognized as an impairment loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows (continued):

		December 31, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	39,272	-	(3,423)	587	-	36,436
Shinhan-Neoplux Energy Newbiz Fund		22,358	(9,196)	1,450	-	-	14,612
Shinhan-Albatross tech investment Fund		15,499	(8,312)	1,485	-	-	8,672
KCGI-SingA330-A Private Special Asset Investment Trust		4,609	(4,876)	267	-	-	-
VOGO Debt Strategy Qualified IV Private		6,532	(3,465)	646	-	-	3,713
Shinhan-Midas Donga Secondary Fund		4,301	(750)	(399)	-	-	3,152
ShinHan – Soo Young Entrepreneur Investment Fund No.1		4,862	(5,760)	4,279	-	-	3,381
Shinhan Praxis K-Growth Global Private Equity Fund		3,692	-	(2)	-	-	3,690
Kiwoom Milestone Professional Private Real Estate Trust 19 (*)		-	-	-	-	-	-
Shinhan Global Healthcare Fund 1 (*)		-	-	-	-	-	-
KB NA Hickory Private Special Asset Fund		24,096	(7,321)	718	-	-	17,493
Koramco Europe Core Private Placement Real Estate Fund No.2-2		18,799	1,058	370	-	(13,412)	6,815
KDBC-Midas Dong-A Global contents Fund		4,288	-	(1,648)	-	-	2,640
Shinhan-Nvestor Liquidity Solution Fund		6,088	(1,270)	308	-	-	5,126
Shinhan AIM FoF Fund 1-A		9,635	(1,169)	1,338	-	-	9,804
IGIS Global Credit Fund 150-1		4,286	(549)	1,252	-	-	4,989
Korea Omega Project Fund III		3,696	(2,274)	(1,422)	-	-	-
Genesis North America Power Company No.1 PEF		6,358	(3,143)	3,587	-	-	6,802
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		40,764	(37,990)	6,628	-	-	9,402
KOREA FINANCE SECURITY CO., LTD		3,245	-	297	-	-	3,542
MIEL CO.,LTD. (*)		-	-	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		46,372	3,460	8,975	-	-	58,807
Kiwoom-Shinhan Innovation Fund I		7,854	-	125	-	-	7,979
Midas Asset Global CRE Debt Private Fund No.6		54,881	(57,919)	3,038	-	-	-
Samchully Midstream Private Placement Special Asset Fund 5-4		33,163	2,416	3,905	-	-	39,484
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		7,254	(7,664)	410	-	-	-
MK Ventures-K Clavis Growth Capital Venture Fund 1 (*)		-	(183)	3	-	183	3
NH-Amundi Global Infrastructure Trust 14		18,728	(20,589)	1,861	-	-	-
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		35,265	(1,591)	1,739	-	-	35,413
Milestone Private Real Estate Fund 3		17,615	1,619	(114)	-	-	19,120
Nomura-Rifa Private Real Estate Investment Trust 31		6,889	-	(546)	-	-	6,343
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		3,138	(889)	269	-	-	2,518

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows (continued):

		December 31, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
FuturePlay-Shinhan TechInnovation Fund 1	~~W~~	7,847	(1,238)	(824)	-	-	5,785
Stonebridge Corporate 1st Fund		4,142	-	(165)	-	-	3,977
Vogo Realty Partners Private Real Estate Fund V		10,792	1,379	(1,509)	-	-	10,662
Korea Credit Bureau		6,738	(45)	881	-	-	7,574
Goduck Gangil1 PFV Co., Ltd.		180	(148)	64	-	-	96
SBC PFV Co., Ltd.		30,774	8,750	(1,908)	-	-	37,616
NH-amundi global infra private fund 16		50,652	4,293	(21,977)	-	-	32,968
SH BNCT Professional Investment Type Private Special Asset Investment Trust		244,772	(31,676)	12,612	-	-	225,708
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		18,110	(19,646)	1,536	-	-	-
Sparklabs-Shinhan Opportunity Fund 1		3,914	-	(1,189)	-	-	2,725
IGIS Real-estate Private Investment Trust No.33		15,271	(809)	1,170	-	-	15,632
Goduck Gangil10 PFV Co., Ltd.		5,081	(212)	1,296	-	-	6,165
Fidelis Global Private Real Estate Trust No.2		551	-	-	-	-	551
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		48,619	2,955	2,919	-	(29,849)	24,644
Shinhan Healthcare Fund 2 (*)		-	-	-	-	-	-
Shinhan AIM Real Estate Fund No.2		26,678	1,760	(26,884)	-	-	1,554
Shinhan AIM Real Estate Fund No.1		51,873	2,613	(51,602)	-	-	2,884
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		34,781	(856)	5,566	-	-	39,491
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		20,053	-	1,894	-	-	21,947
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		17,516	(3,377)	1,631	-	-	15,770
Korea Omega-Shinhan Project Fund I		11,630	(1,957)	9,800	-	-	19,473
Samsung SRA Real Estate Professional Private 45		31,432	(3,954)	2,798	-	-	30,276
IBK Global New Renewable Energy Special Asset Professional Private2		32,296	(1,266)	2,068	-	-	33,098
VS Cornerstone Fund		3,280	-	(55)	-	-	3,225
NH-Amundi US Infrastructure Private Fund2		29,725	(30,845)	1,664	-	-	544
Kakao-Shinhan 1st TNYT Fund		19,866	-	3,812	-	-	23,678
Pacific Private Placement Real Estate Fund No.40		11,624	(748)	747	-	-	11,623
Mastern Private Real Estate Loan Fund No.2		3,040	(1,908)	198	-	-	1,330
LB Scotland Amazon Fulfillment Center Fund 29		30,928	3,780	(15,860)	-	-	18,848
JR AMC Hungary Budapest Office Fund 16		12,687	221	279	-	-	13,187
EDNCENTRAL Co.,Ltd. (*)		-	-	-	-	-	-
Gyeonggi-Neoplux Superman Fund		5,056	-	(918)	-	-	4,138
NewWave 6th Fund		13,716	(1,425)	(1,583)	-	-	10,708
Neoplux No.3 Private Equity Fund		18,981	(404)	(6,425)	-	-	12,152
PCC Amberstone Private Equity Fund I		17,258	(5,513)	2,795	-	-	14,540
KIAMCO POWERLOAN TRUST 4TH		45,099	(2,331)	5,935	-	-	48,703

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows (continued):

		December 31, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Mastern Opportunity Seeking Real Estate Fund II	~~W~~	13,135	(4,868)	(2,995)	-	-	5,272
Neoplux Market-Frontier Secondary Fund		10,427	(4,006)	1,754	-	-	8,175
Synergy Green New Deal 1st New Technology Business Investment Fund		10,315	(72)	614	-	-	10,857
KIAMCO Vietnam Solar Special Asset Private Investment Trust		6,836	(580)	847	-	-	7,103
SHINHAN-NEO Core Industrial Technology Fund		13,616	(9,247)	3,742	-	-	8,111
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		23,356	(2,538)	892	-	-	21,710
Eum Private Equity Fund No.7		9,166	(400)	390	-	-	9,156
Kiwoom Hero No.4 Private Equity Fund		3,442	(96)	851	-	-	4,197
Vogo Canister Professional Trust Private Fund I		45,871	(47,321)	1,450	-	-	-
AJ-KOSNET Semicon One Venture Fund		2,854	-	358	-	-	3,212
Timefolio The Venture-V second		5,801	(4,444)	8	-	-	1,365
Shinhan Smilegate Global PEF I		3,801	(4,326)	4,407	-	-	3,882
Genesis Eco No.1 PEF		11,219	-	(142)	-	-	11,077
SHINHAN-NEO Market-Frontier 2nd Fund		32,670	(5,466)	295	-	-	27,499
NH-Synergy Core Industrial New Technology Fund		6,439	(6,175)	(264)	-	-	-
J& Moorim Jade Investment Fund		4,920	-	433	-	-	5,353
Ulmus SHC innovation investment fund		5,543	(1,150)	(88)	-	-	4,305
T Core Industrial Technology 1st Venture PEF		4,254	(378)	(881)	-	-	2,995
Fine Value POST IPO No.5 Private Equity Fund		3,766	(3,565)	(201)	-	-	-
TI First Property Private Investment Trust 1		3,102	(203)	203	-	-	3,102
IBKC Global Contents Investment Fund		4,701	(4,764)	63	-	-	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows (continued):

	December 31, 2024
Investees	Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Kiwoom-Shinhan Innovation Fund 2	9,165	1,148	(86)	-	-	10,227
ETRI Holdings-Shinhan 1st Unicorn Fund	3,295	1,500	(99)	-	-	4,696
SJ ESG Innovative Growth Fund	4,198	-	(1,083)	-	-	3,115
AVES 1st Corporate Recovery Private Equity Fund	4,768	-	(245)	-	-	4,523
Reverent-Shinhan Vista Fund	2,600	54	755	-	-	3,409
JS Shinhan Private Equity Fund	4,933	-	1,448	-	-	6,381
Daishin Newgen New Technology Investment Fund 1st	6,082	(5,742)	(340)	-	-	-
META ESG Private Equity Fund I	5,771	-	(88)	-	-	5,683
Shinhan VC tomorrow venture fund 1	45,210	25,608	(185)	-	-	70,633
H-IOTA Fund	9,524	(2,639)	2,492	-	-	9,377
Stonebridge-Shinhan Unicorn Secondary Fund	7,427	6,160	-	-	-	13,587
Tres-Yujin Trust	10,359	-	2,672	-	-	13,031
Shinhan-Time mezzanine blind Fund	14,121	-	2,305	-	-	16,426
BTS 2nd Private Equity Fund	6,342	3,796	21	-	-	10,159
NH-J&-IBKC Label Technology Fund	9,747	-	(101)	-	-	9,646
Hanyang Time Mezzanine Fund	3,012	(300)	(201)	-	-	2,511
Shinhan-Sneak Peek Bio&Healthcare Bounce Back Fund	2,261	1,250	405	-	-	3,916
Shinhan-isquare Venture PEF 1	4,286	100	(149)	-	-	4,237

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows (continued):

		December 31, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Aurum Goldrush ESG Private Fund No. 1	~~W~~	2,917	-	90	-	-	3,007
Capstone Develop Frontier Trust		7,547	(549)	1,051	-	-	8,049
Nextrade Co., Ltd.		9,700	-	-	-	-	9,700
SH 1.5years Maturity Investment Type Security Investment Trust No.2		4,835	(4,835)	-	-	-	-
Eventus-IBKC LIB Fund		6,632	(7,064)	432	-	-	-
IBKC-Behigh Fund 1st		3,219	-	(59)	-	-	3,160
ON No.1 Private Equity Fund		5,321	-	391	-	-	5,712
Digital New Deal Kappa Private Equity Fund		4,845	-	(98)	-	-	4,747
IBKCJS New Technology Fund No.1		6,130	(2,418)	(1,094)	-	-	2,618
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1		9,803	-	(157)	-	-	9,646
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		12,013	(2,170)	1,481	-	-	11,324
Koramco IPO LEITS Mezzanine General Private Investment Trust No. 38		3,171	(61)	168	-	-	3,278
TogetherKorea Private Investment Trust No. 6		5,270	-	153	-	-	5,423
TogetherKorea Private Investment Trust No. 7		5,270	-	153	-	-	5,423
Kiwoom Core Industrial Technology Investment Fund No.3		4,180	-	39	-	-	4,219
Penture K-Content Investment Fund		5,622	6,000	(303)	-	-	11,319
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund		7,969	6,413	(914)	-	-	13,468
Hana Alternative Investment Kosmes PCBO General PEF No. 1		5,107	(526)	544	-	-	5,125
Shinhan-timefolio Bio Development Investment Fund		5,927	6,000	(220)	-	-	11,707
Shinhan M&A-ESG Fund		4,169	2,576	(291)	-	-	6,454
Shinhan SM Office Value Add – Outsource Management Real Estate Investment Co., Ltd. -		10,574	6,609	1,621	-	-	18,804
KDBC meta-enter New Technology investment fund		6,940	-	(143)	-	-	6,797
Shinhan Time Secondary Blind Fund		4,754	-	(117)	-	-	4,637
Shinhan DS Secondary Investment Fund		7,477	(1,408)	(3,630)	-	-	2,439
Shinhan-OpenWater Pre-IPO Fund-1		4,973	-	693	-	-	5,666
Shinhan-CJ TechInnovation Fund 1st		2,364	2,400	(169)	-	-	4,595
Shinhan-Eco Venture Fund 2nd		3,610	450	(103)	-	-	3,957
Heungkuk-Shinhan The First Visionary Fund No.1		3,154	3,200	143	-	-	6,497
Koreainvestment-Shinhan-LEP K beauty		9,969	-	295	-	-	10,264
Shinhan HB Wellness 1st Fund		4,992	-	334	-	-	5,326
Korea real Asset Fund No.3		9,315	7,865	(628)	-	-	16,552
PineStreet Global Corporate FoF XIII-2 (NC XI)		721	3,087	(65)	-	-	3,743

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows (continued):

		December 31, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Igis Yongsan Office General PE Real Estate Inv. Trust No. 518	~~W~~	23,131	(5,596)	(391)	-	-	17,144
Samsung-Dunamu Innovation IT Fund No.1		4,536	-	(786)	-	-	3,750
Time Robotics fund		3,966	(200)	12	-	-	3,778
Ascent-Welcome Fund2		8,771	-	(311)	-	-	8,460
Newmain I funds		1,991	-	7,373	-	-	9,364
Igis General PE Real Estate Investment Trust 517-1		51,736	5,000	(1,834)	-	-	54,902
SH Ulmus M.P.E. Innovative Venture Fund 7		3,000	-	32	-	-	3,032
Consus Osansegyo No.2		8,104	-	(95)	-	-	8,009
Mastern General Private Real Estate Investment Trust No.189(Type 1 Beneficiary Securities)		7,822	(7,502)	(320)	-	-	-
Shinhan AIM Private Fund of Fund 9-B		24,018	9,751	2,972	-	-	36,741
Shinhan General Private Real Estate Investment Trust No.3		7,838	18,970	(102)	-	-	26,706
NH Absolute Project L General Private Investment Trust		4,893	(5,264)	371	-	-	-
Paros Kosdaq Venture General Private Investment Trust No. 5		5,994	-	596	-	-	6,590
Happy Pet Life Care New Technology Investment Association No.2		3,456	-	(457)	-	-	2,999
Shinhan-Soo Secondary Investment Association		5,249	12,250	(762)	-	-	16,737
TECHFIN RATINGS Co., Ltd.		-	27,000	(1,390)	-	-	25,610
SONGPA BIZ CLUSTER PFV CO LTD		-	13,700	(336)	-	-	13,364
Planeta PTE LTD		-	11,341	-	-	-	11,341
The E&Shinhan New Growth Up Fund		-	3,600	(82)	-	-	3,518
Shinhan-GB FutureFlow Fund L.P.		-	5,855	(352)	(353)	-	5,150
Credila Financial Services		-	250,270	4,017	8,829	-	263,116
Shinhan Market-Frontier Fund Ⅲ		-	13,205	(414)	-	-	12,791
DB IPO HighYield Fund 1		-	4,000	278	-	-	4,278
Exponential SQUARE Private Investment Trust No.1		-	6,146	(938)	-	-	5,208
Fine North America Credit Private Mixed Asset Investment Trust 22		-	4,549	64	-	-	4,613
IGIS Private Real Estate Investment No.454		-	3,393	(25)	-	-	3,368
IGIS Private Real Estate Investment No.462		-	4,607	(174)	-	-	4,433
BNW Recharge Private Equity Fund		-	6,767	371	-	-	7,138

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows (continued):

		December 31, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
United Partners Realasset Fund No.14	~~W~~	-	10,000	(2)	-	-	9,998
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.12		-	17,929	48	-	-	17,977
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.13		-	11,996	39	-	-	12,035
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.14		-	13,953	(242)	-	-	13,711
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.15		-	13,955	(217)	-	-	13,738
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.16		-	13,837	(547)	-	-	13,290
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.17		-	5,270	108	-	-	5,378
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.18		-	10,530	395	-	-	10,925
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.19		-	5,270	(218)	-	-	5,052
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]		-	4,124	73	-	-	4,197
Others		210,518	(9,778)	(17,080)	-	-	183,660
	~~W~~	2,692,031	118,786	(23,822)	9,063	(43,078)	2,752,980

(*) Due to cumulative unrealized losses incurred since initial acquisition, this item was recognized as an impairment loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

13. Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss as of March 31, 2025 and December 31, 2024 are as follows:

		March 31, 2025	December 31, 2024
Securities sold:
Stocks	~~W~~	1,127	640
Bonds		487,929	354,084
Others		-	3,117
		489,056	357,841
Gold/silver deposits		785,951	597,058
	~~W~~	1,275,007	954,899

14. Financial liabilities designated at fair value through profit or loss

(a) Financial liabilities designated at fair value through profit or loss as of March 31, 2025 and December 31, 2024 are as follows:

		March 31, 2025	December 31, 2024	Reason for designation
Equity-linked securities sold	~~W~~	4,931,626	5,449,026	Combined financial instrument
Securities sold with embedded derivatives		2,633,112	2,510,150
Debt securities issued		262,162	261,299	Fair value measurement and management
	~~W~~	7,826,900	8,220,475

(*) The Group designated the financial liabilities at the initial recognition (or subsequently) in accordance with paragraph 6.7.1 of K-IFRS No. 1109 as financial liabilities at fair value through profit or loss.

Maximum credit risk exposure of the financial liabilities designated at fair value through profit or loss amounts to ~~W~~ 7,826,900 million as of March 31, 2025. Decrease in values of the liability due to credit risk changes is ~~W~~ 744 million for the three-month period ended March 31, 2025 and the accumulated changes in values are ~~W~~ (-) 7,111 million as of March 31, 2025.

(b) The difference between the carrying value of financial liabilities designated at fair value through profit or loss and the amount required to be paid at contractual maturity as of March 31, 2025 and December 31, 2024 are as follows:

		March 31, 2025	December 31, 2024
Expiration payment	~~W~~	7,597,157	8,001,931
Carrying amount		7,826,900	8,220,475
Difference from carrying amount	~~W~~	(229,743)	(218,544)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

15. Debt securities issued

Debt securities issued as of March 31, 2025 and December 31, 2024 are as follows:

	March 31, 2025			December 31, 2024
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in Korean won:
Debt securities issued	1.00~9.50	~~W~~	69,220,141	1.00~9.50	~~W~~	72,561,043
Subordinated debt securities issued	2.20~5.20		2,820,105	2.20~5.20		2,820,105
Gain on fair value hedges	-		(168,167)	-		(188,774)
Discount on debt securities issued	-		(75,296)	-		(85,489)
			71,796,783			75,106,885
Debt securities issued in foreign currencies:
Debt securities issued	0.98~6.26		13,916,128	0.98~6.60		13,979,805
Subordinated debt securities issued	3.75~5.75		4,254,493	3.34~5.75		4,995,972
Gain on fair value hedges	-		(163,459)	-		(250,628)
Discount on debt securities issued	-		(59,550)	-		(66,180)
			17,947,612			18,658,969
		~~W~~	89,744,395		~~W~~	93,765,854

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

16. Defined benefit plans

The Group has operated a defined benefit plan and calculates defined benefit obligations based on the employee’s pension compensation benefits and service period.

(a) Defined benefit obligations and plan assets as of March 31, 2025 and December 31, 2024 are as follows:

		March 31, 2025	December 31, 2024
Present value of defined benefit obligations	~~W~~	2,257,699	2,345,148
Fair value of plan assets		(2,488,780)	(2,461,871)
Recognized liability (asset) for defined benefit obligations (*)	~~W~~	(231,081)	(116,723)

(*) The asset for defined benefit obligation of ~~W~~ 231,081 million as of March 31, 2025 is the net defined benefit assets of

~~W~~ 280,842 million less the net defined liabilities of ~~W~~ 49,761 million. In addition, the asset for defined benefit obligation of

~~W~~ 116,723 million as of December 31, 2024 is the net defined benefit assets of ~~W~~ 155,697 million less the net defined liabilities of ~~W~~ 38,974 million.

(b) Net income relating to defined benefit liabilities for the three-month periods ended March 31, 2025 and 2024 are as follows:

		March 31, 2025	March 31, 2024
Current service cost	~~W~~	41,520	41,549
Net interest income		(4,533)	(550)
Settlement		59	(1,869)
	~~W~~	37,046	39,130

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

17. Provisions

(a) Provisions as of March 31, 2025 and December 31, 2024 are as follows:

		March 31, 2025	December 31, 2024
Asset retirement obligations	~~W~~	100,149	99,306
Expected loss related to litigation		50,049	114,750
Unused credit commitments		400,972	411,275
Guarantee contracts issued:		105,305	104,451
Financial guarantee contracts issued:		88,465	87,088
Non-financial guarantee contracts issued:		16,840	17,363
Others (*1), (*2), (*3)		553,308	579,114
	~~W~~	1,209,783	1,308,896

(*1) As of March 31, 2025 and December 31, 2024, the Group recognizes a provision of ~~W~~ 316,988 million and ~~W~~ 317,857 million, respectively, an estimated amount which is highly probable to be paid for customer losses expected due to delays in redemption of Lime CI funds, etc.

(*2) As of March 31, 2025 and December 31, 2024, the Group recognizes a provision of ~~W~~ 13,750 million and ~~W~~ 25,856 million for vulnerable groups such as self-employed people, small business owners and institutions supporting vulnerable groups, etc. in accordance with the “Banking financial support plan for people’s livelihood.”

(*3) As of March 31, 2025 and December 31, 2024, the Group recognizes a provision of ~~W~~ 13,853 million and ~~W~~ 19,086 million for the estimated customer compensation amount related to equity-linked products based on the Hong Kong H-Index (Hang Seng China Enterprises Index).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

17. Provisions (continued)

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the three-month period ended March 31, 2025 and the year ended December 31, 2024 are as follows:

		March 31, 2025

		Unused credit commitments			Financial guaranteed contracts issued			Total
		12-months expected credit loss	Life time expected credit loss	Impaired financial asset	12-months expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning balance	~~W~~	229,415	88,843	93,017	80,780	6,296	12	498,363
Transfer (from)to 12 months expected credit loss		21,183	(21,115)	(68)	623	(623)	-	-
Transfer (from)to life-time expected credit loss		(8,014)	8,024	(10)	(1,098)	1,098	-	-
Transfer (from)to impaired financial asset		(237)	(614)	851	-	(1)	1	-
Provided (reversed)		(16,533)	12,978	(5,611)	(2,436)	234	5	(11,363)
Change in foreign exchange rate		(1,062)	(75)	-	-	(4)	-	(1,141)
OtOthers (*)		-	-	-	4,100	(519)	(3)	3,578
Ending balance	~~W~~	224,752	88,041	88,179	81,969	6,481	15	489,437

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

17. Provisions (continued)

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the three-month period ended March 31, 2025 and the year ended December 31, 2024 are as follows (continued):

		December 31, 2024
		Unused credit commitments			Financial guarantee contracts issued			Total
		12-months expected credit loss	Life time expected credit loss	Impaired financial asset	12-months expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning balance	~~W~~	206,687	129,182	19,722	32,002	7,590	406	395,589
Transfer (from) to 12 months expected credit loss		68,071	(67,931)	(140)	4,968	(4,968)	-	-
Transfer (from) to life time expected credit loss		(11,698)	11,723	(25)	(366)	366	-	-
Transfer (from) to impaired financial asset		(806)	(1,561)	2,367	-	-	-	-
Provided (reversed)		(40,306)	16,043	71,093	(3,783)	(1,139)	2	41,910
Change in foreign exchange rate		5,340	1,347	-	2,316	791	1	9,795
OtOthers (*)		2,127	40	-	45,643	3,656	(397)	51,069
Ending balance	~~W~~	229,415	88,843	93,017	80,780	6,296	12	498,363

(*) Others include effects of the provision from the new financial guaranteed contracts measured at fair value, and the expired contracts, the change of discount rate and others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

18. Insurance contracts liabilities and others

(a) Insurance contract liabilities as of March 31, 2025 and December 31, 2024 are as follows:

		March 31, 2025	December 31, 2024
Insurance contract assets	~~W~~	(2,312)	(5,639)
Insurance contract liabilities		52,872,801	51,124,991
Net insurance contract liabilities	~~W~~	52,870,489	51,119,352
Reinsurance contract assets	~~W~~	175,096	184,754
Reinsurance contract liabilities		(131,093)	(98,063)
Net reinsurance contract assets (liabilities)	~~W~~	44,003	86,691

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

18. Insurance contracts liabilities and others

(b) Details of insurance profits and losses for the three-month periods ended March 31, 2025 and 2024 are as follows:

			March 31, 2025
			Retroactive modification method	Fair value method	Etc.	Total
Unapplied premium allocation approach	Expected insurance premiums and other expected insurance service expenses	~~W~~	189,825	165,785	69,492	425,102
	Risk-adjusted change amount		15,194	10,923	17,882	43,999
	Contractual service margin amortization		93,140	65,245	70,472	228,857
	Recovery of insurance acquisition cash flows		24,455	85	74,489	99,029
	Etc. (*)		(2,973)	29	(2,094)	(5,038)
			319,641	242,067	230,241	791,949
Premium allocation approach			24,061	-	58	24,119
Insurance revenue subtotal			343,702	242,067	230,299	816,068

Unapplied premium allocation approach	Accrued insurance premiums and other incurred insurance service expenses		184,263	87,093	64,495	335,851
	Changes in incident fulfillment cash flow		9,906	68,213	21,184	99,303
	Costs related to loss-bearing contracts		3,983	(7,814)	11,184	7,353
	Amortization of insurance acquisition cash flows		24,526	85	74,418	99,029
	Etc. (*)		(2,752)	254	(7,145)	(9,643)
			219,926	147,831	164,136	531,893
Premium allocation approach			23,499	-	(887)	22,612
Insurance service expense subtotal		~~W~~	243,425	147,831	163,249	554,505

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

18. Insurance contracts liabilities and others

(b) Details of insurance profits and losses for the three-month periods ended March 31, 2025 and 2024 are as follows (continued):

			March 31, 2025
			Retroactive modification method	Fair value method	Etc.	Total
Unapplied premium allocation approach	Accrued reinsurance amount	~~W~~	34	14,673	10,970	25,677
	Changes in incident fulfillment cash flow		21	(5,793)	904	(4,868)
	Etc. (*)		(10)	105	(172)	(77)
			45	8,985	11,702	20,732
Premium allocation approach			5,769	-	-	5,769
Reinsurance revenue subtotal			5,814	8,985	11,702	26,501

Unapplied premium allocation approach	Expected reinsurance amount		-	9,267	8,505	17,772
	Risk-adjusted change amount		-	948	652	1,600
	Contractual service margin amortization		-	2,695	3,809	6,504
	Etc. (*)		-	55	(185)	(130)
			-	12,965	12,781	25,746
Premium allocation approach			8,012	-	-	8,012
Reinsurance service expense subtotal			8,012	12,965	12,781	33,758
		~~W~~	98,079	90,256	65,971	254,306

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

18. Insurance contracts liabilities and others

(b) Details of insurance profits and losses for the three-month periods ended March 31, 2025 and 2024 are as follows (continued):

			March 31, 2024
			Retroactive modification method	Fair value method	Etc.	Total
Unapplied premium allocation approach	Expected insurance premiums and other expected insurance service expenses	~~W~~	193,590	175,030	38,561	407,181
	Risk-adjusted change amount		12,707	9,195	10,762	32,664
	Contractual service margin amortization		119,872	65,282	52,835	237,989
	Recovery of insurance acquisition cash flows		30,079	100	47,768	77,947
	Etc. (*)		(4,445)	53	752	(3,640)
			351,803	249,660	150,678	752,141
Premium allocation approach			13,151	-	51	13,202
Insurance revenue subtotal			364,954	249,660	150,729	765,343

Unapplied premium allocation approach	Accrued insurance premiums and other incurred insurance service expenses		183,862	91,757	29,606	305,225
	Changes in incident fulfillment cash flow		13,018	90,031	9,447	112,496
	Costs related to loss-bearing contracts		(6,625)	(3,360)	11,847	1,862
	Amortization of insurance acquisition cash flows		30,115	100	47,732	77,947
	Etc. (*)		(3,842)	212	(32,699)	(36,329)
			216,528	178,740	65,933	461,201
Premium allocation approach			14,709	-	37	14,746
Insurance service expense subtotal		~~W~~	231,237	178,740	65,970	475,947

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

18. Insurance contracts liabilities and others

(b) Details of insurance profits and losses for the three-month periods ended March 31, 2025 and 2024 are as follows (continued):

			March 31, 2024
			Retroactive modification method	Fair value method	Etc.	Total
Unapplied premium allocation approach	Accrued reinsurance amount	~~W~~	3	13,913	1,702	15,618
	Changes in incident fulfillment cash flow		32	(3,958)	(29)	(3,955)
	Etc. (*)		1	(443)	(8)	(450)
			36	9,512	1,665	11,213
Premium allocation approach			3,598	-	-	3,598
Reinsurance revenue subtotal			3,634	9,512	1,665	14,811

Unapplied premium allocation approach	Expected reinsurance amount		-	10,052	2,734	12,786
	Risk-adjusted change amount		-	723	205	928
	Contractual service margin amortization		-	813	2,020	2,833
	Etc. (*)		-	(2,708)	(635)	(3,343)
			-	8,880	4,324	13,204
Premium allocation approach			3,594	-	-	3,594
Reinsurance service expense subtotal			3,594	8,880	4,324	16,798
		~~W~~	133,757	71,552	82,100	287,409

(*) Others include allocation of loss components, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

19. Insurance finance income and expense

Insurance finance income or expense for the three-month periods ended March 31, 2025 and 2024 are as follows:

		March 31, 2025	March 31, 2024
Insurance finance income
Insurance contract
Foreign exchange rate change effects	~~W~~	676	200
Other		19,910	11,620
		20,586	11,820
Reinsurance contract
The change in non-performance risk by reinsurer		(7)	(3)
Other		139	-
		132	(3)
		20,718	11,817
Insurance finance expense
Insurance contract
Foreign exchange rate change effects		37	11,790
Other		75,237	126,074
		75,274	137,864
Insurance finance income (expense)	~~W~~	(54,556)	(126,047)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

20. Equity

(a) Equity as of March 31, 2025 and December 31, 2024 are as follows:

		March 31, 2025	December 31, 2024
Capital stock (*):
Common stock	~~W~~	2,695,586	2,695,586
Preferred stock		274,055	274,055
		2,969,641	2,969,641

Hybrid bond		4,998,956	4,600,121

Capital surplus:
Share premium		11,352,744	11,352,744
Others		742,224	742,224
		12,094,968	12,094,968

Capital adjustments		(1,083,904)	(807,114)

Accumulated other comprehensive income, net of tax:
Loss on financial assets at fair value through other comprehensive income		(1,477,293)	(2,314,518)
Equity in other comprehensive loss of associates		1,274	5,701
Foreign currency translation adjustments for foreign operations		301,663	296,489
Net loss from cash flow hedges		51,208	3,406
Remeasurement of defined benefit obligation		(353,887)	(354,087)
Changes in own credit risk on financial liabilities designated under fair value option		(5,235)	(5,569)
Net finance gain on insurance contract assets(liabilities)		(880,916)	532,388
Net finance gain on reinsurance contract assets(liabilities)		5,376	11,750
		(2,357,810)	(1,824,440)

Retained earnings		40,196,034	39,020,580

Non-controlling interest		2,529,701	2,767,277
	~~W~~	59,347,586	58,821,033

(*) Due to profit retirement, the capital is different from the total face value of issued stocks.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

20. Equity (continued)

(b) Hybrid bonds

Hybrid bonds classified as other equity instruments of March 31, 2025 and December 31, 2024 are as follows:

	Issue date	Maturity date	Interest rate (%)		March 31, 2025	December 31, 2024
Hybrid bonds in Korean won	June 25, 2015	June 25, 2045	4.38	~~W~~	199,455	199,455
	September 15, 2017	Perpetual bond	4.25		89,783	89,783
	April 13, 2018	Perpetual bond	4.56		14,955	14,955
	September 17, 2020	Perpetual bond	3.12		448,699	448,699
	March 16, 2021	Perpetual bond	2.94		429,009	429,009
	March 16, 2021	Perpetual bond	3.30		169,581	169,581
	January 25, 2022	Perpetual bond	3.90		560,438	560,438
	January 25, 2022	Perpetual bond	4.00		37,853	37,853
	August 26, 2022	Perpetual bond	4.93		343,026	343,026
	August 26, 2022	Perpetual bond	5.15		55,803	55,803
	January 30, 2023	Perpetual bond	5.14		398,831	398,831
	July 13, 2023	Perpetual bond	5.40		498,815	498,815
	January 31, 2024	Perpetual bond	4.49		398,833	398,833
	September 12, 2024	Perpetual bond	4.00		399,033	399,033
	February 13, 2025	Perpetual bond	3.90		398,835	-
Hybrid bonds in foreign currency	May 12, 2021	Perpetual bond	2.88		556,007	556,007
				~~W~~	4,998,956	4,600,121

(*) For the three-month period ended March 31, 2025, the deduction for capital related to hybrid bonds issued is ~~W~~1,165 million.

The hybrid bonds above can be repaid early after 5 or 10 years from the date of issuance, and the controlling company has an unconditional right to extend the maturity under the same condition or change them to perpetual bonds.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

20. Equity (continued)

(c) Treasury stock

Changes in treasury stock for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows:

	March 31, 2025		December 31, 2024
	The number of shares	Carrying value	The number of shares		Carrying value
Beginning balance	4,585,561	250,000	6,352	~~W~~	227
Acquisition	5,917,700	276,260	13,899,708		700,000
Disposal	-	-	(6,353)		(227)
Retirement (*)	-	-	(9,314,146)		(450,000)
Ending balance	10,503,261	526,260	4,585,561	~~W~~	250,000

(*) For the year ended December 31, 2024, the Group acquired treasury stocks for retirement, and the retirement of 3,366,257 shares, 5,947,889 shares was completed on March 22, 2024, and November 1, 2024, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

20. Equity (continued)

(d) Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the three-month period ended March 31, 2025 and the year ended December 31, 2024 are as follows:

		March 31, 2025
		Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss				Total
		Gain (loss) on securities at fair value through other comprehensive income	Equity in other comprehensi- ve income (loss) of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Net finance gain on insurance contract assets (liabilities)	Net finance gain on insurance contract assets (liabilities)	Remeasure -ments of the defined benefit plans	Equity in other comprehensive income (expense) of associates	Gain (loss) on securities at fair value through other comprehensive income	Gain (loss) on financial Liabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	(2,482,668)	5,692	296,489	3,406	532,388	11,750	(354,087)	9	168,150	(5,569)	(1,824,440)
Change due to fair value		1,105,372	(20,709)	-	-	(1,920,209)	(8,653)	-	-	81,440	(744)	(763,503)
Reclassification:
Change due to impairment or disposal		(27,256)	662	-	-	-	-	-	-	-	-	(26,594)
Effect of hedge accounting		-	-	-	(23,547)	-	-	-	-	-	-	(23,547)
Hedging		(18,422)	-	(51,476)	88,708	-	-	-	-	-	-	18,810
Effects from changes in foreign exchange rate		-	13,477	42,516	-	-	-	-	-	118	-	56,111
Remeasurements of the net defined benefit plans		-	-	-	-	-	-	265	-	-	-	265
Deferred income taxes		(282,658)	2,143	13,967	(17,359)	506,905	2,279	(65)	-	(21,610)	197	203,799
Transfer to other account		-	-	-	-	-	-	-	-	467	881	1,348
Non-controlling interests		(226)	-	167	-	-	-	-	-	-	-	(59)
Ending balance	~~W~~	(1,705,858)	1,265	301,663	51,208	(880,916)	5,376	(353,887)	9	228,565	(5,235)	(2,357,810)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

20. Equity (continued)

(d) Accumulated other comprehensive income (continued)

Changes in accumulated other comprehensive income for the three-month period ended March 31, 2025 and the year ended December 31, 2024 are as follows (continued):

		December 31, 2024
		Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss				Total
		Gain (loss) on securities at fair value through other comprehensive income	Equity in other comprehensi- ve income (expense) of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Net finance Income (expense) on insuran-ce contract assets (liabilities)	Net finance Income (expense) on reinsurance contract assets (liabilities)	Remeasure -ments of the defined benefit plans	Equity in other comprehensi- ve income (expense) of associates	Gain (loss) on securities at fair value through other comprehensive income	Gain (loss) on financial Liabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	(3,628,434)	(979)	(118,517)	(35,108)	2,866,623	13,273	(292,328)	9	124,892	(3,884)	(1,074,453)
Change due to fair value		1,465,249	16,732	-	-	(3,171,476)	(2,077)	-	-	55,179	(8,616)	(1,645,009)
Reclassification:
Change due to impairment or disposal		119,594	-	(593)	-	-	-	-	-	-	-	119,001
Effect of hedge accounting		-	-	-	(582,424)	-	-	-	-	-	-	(582,424)
Hedging		(30,371)	-	(221,221)	634,645	-	-	-	-	-	-	383,053
Effects from changes in foreign exchange rate		-	(7,668)	624,565	-	-	-	-	-	13,017	-	629,914
Remeasurements of the net defined benefit plans		-	-	-	-	-	-	(83,937)	-	-	-	(83,937)
Deferred income taxes		(407,849)	(2,393)	13,431	(13,707)	837,241	554	21,794	-	(17,609)	2,275	433,737
Transfer to other account		-	-	-	-	-	-	-	-	(7,329)	4,656	(2,673)
Non-controlling interests		(857)	-	(1,176)	-	-	-	384	-	-	-	(1,649)
Ending balance	~~W~~	(2,482,668)	5,692	296,489	3,406	532,388	11,750	(354,087)	9	168,150	(5,569)	(1,824,440)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

20. Equity (continued)

(e) Regulatory reserve for loan losses

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.

i) Changes in regulatory reserve for loan losses including non-controlling interests as of March 31, 2025 and December 31, 2024 are as follows:

		March 31, 2025	December 31, 2024
Beginning balance	~~W~~	3,969,339	3,456,487
Expected regulatory reserve for loan losses		65,599	512,852
Ending balance	~~W~~	4,034,938	3,969,339

ii) Profit attributable to equity holders of Shinhan Financial Group and earnings per share after factoring in regulatory reserve for loan losses for the three-month periods ended March 31, 2025 and 2024 are as follows:

		March 31, 2025	March 31, 2024
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	1,488,346	1,321,532
Provision of regulatory reserve for loan losses		(64,833)	(296,124)
Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserve	~~W~~	1,423,513	1,025,408
Basic and diluted earnings per share adjusted for regulatory reserve in won (*)	~~W~~	2,872	1,935

(*) Dividends for hybrid bonds are deducted.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

20. Equity (continued)

(f) Dividends

By resolutions of the 24th general meeting of stockholders, the annual dividends declared to be paid by the controlling company to the shareholders of the Company in respect of the year ended December 31, 2024 are as follows:

Total dividends
Common stock (~~W~~540 per share)	~~W~~	267,755

21. Operating revenue

Operating revenue for the three-month periods ended March 31, 2025 and 2024 are as follows:

		March 31, 2025	March 31, 2024
Interest income	~~W~~	7,067,924	7,190,492
Fees and commission income		1,053,432	1,064,225
Insurance income		816,068	765,343
Reinsurance income		26,501	14,811
Insurance finance income		20,718	11,817
Dividend income		71,411	79,089
Net gain on financial instruments measured at fair value through profit or loss		1,077,599	1,435,692
Gain on trading derivatives measured at fair value through profit or loss		4,476,904	6,584,844
Net gain on financial instruments designated at fair value through profit or loss		62,711	127,062
Net gain on foreign currency transaction		864,468	2,340,389
Net gain on disposal of securities at fair value through other comprehensive income		101,757	34,578
Net gain on disposal of securities at amortized cost		1	-
Reversal of credit loss allowance		11,435	4,290
Gain related to hedging derivates		195,244	268,428
Other operating income		269,866	201,153
	~~W~~	16,116,039	20,122,213

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

22. Net interest income

Net interest income for the three-month periods ended March 31, 2025 and 2024 are as follows:

		March 31, 2025	March 31, 2024
Interest income:
Cash and due from banks at amortized cost	~~W~~	189,060	178,746
Deposit at FVTPL		135	-
Securities at FVTPL		391,405	411,506
Securities at FVOCI		701,233	659,983
Securities at amortized cost		264,413	270,944
Loans at amortized cost		5,409,245	5,542,305
Loans at FVTPL		27,606	23,194
Insurance finance interest income		49,342	62,231
Others		35,485	41,583
		7,067,924	7,190,492
Interest expense:
Deposits		2,408,680	2,478,858
Interests on financial liabilities measured at FVTPL		3,328	3,297
Borrowings		399,121	506,407
Debt securities issued		850,430	801,871
Insurance finance interest expenses		464,680	483,120
Others		86,797	101,069
		4,213,036	4,374,622

Net interest income	~~W~~	2,854,888	2,815,870

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

23. Net fees and commission income

Net fees and commission income for the three-month periods ended March 31, 2025 and 2024 are as follows:

		March 31, 2025	March 31, 2024
Fees and commission income:
Credit placement fees	~~W~~	15,441	21,647
Commission received as electronic charge receipt		37,351	37,162
Brokerage fees		91,518	109,231
Commission received as agency		44,289	39,883
Investment banking fees		63,333	40,999
Commission received in foreign exchange activities		94,552	84,467
Trust management fees		58,602	64,902
Credit card fees		277,059	320,592
Operating lease fees		170,242	165,388
Others		201,045	179,954
		1,053,432	1,064,225
Fees and commission expense:
Credit-related fees		10,832	12,228
Credit card fees		240,966	226,316
Others		123,488	122,280
		375,286	360,824

Net fees and commission income	~~W~~	678,146	703,401

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

24. Reversal of (provision for) credit loss allowance

Reversal of (provision for) credit loss allowance on financial assets for the three-month periods ended March 31, 2025 and 2024 are as follows:

		March 31, 2025	March 31, 2024
Allowance provided:
Loans at amortized cost	~~W~~	(418,538)	(353,907)
Other financial assets at amortized cost		(31,357)	(12,256)
Securities at amortized cost		(891)	-
Unused credit line and financial guarantee		-	(10,106)
		(450,786)	(376,269)
Allowance reversed:
Securities at fair value through other comprehensive income		-	3,531
Securities at amortized cost		72	759
Unused credit line and financial guarantee		11,363	-
		11,435	4,290
	~~W~~	(439,351)	(371,979)

25. General and administrative expenses

General and administrative expenses for the three-month periods ended March 31, 2025 and 2024 are as follows:

		March 31, 2025	March 31, 2024
Employee benefits:
Salaries	~~W~~	821,332	801,518
Severance benefits:
Defined contribution		11,569	10,569
Defined benefit		32,354	35,742
Termination benefits		1,944	5,146
		867,199	852,975

Entertainment		9,817	9,556
Depreciation		136,897	129,619
Amortization		75,962	60,604
Taxes and utility bills		56,412	59,379
Advertising		50,857	44,171
Research		6,763	5,727
Others		210,051	210,206
	~~W~~	1,413,958	1,372,237

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

26. Share-based payments

(a) Performance shares granted as of March 31, 2025 are as follows:

	Expired	Not expired

Type	Cash-settled share-based payment

Performance conditions	Relative stock price linked (20.0%), management index (80.0%)

Exercising period	4 years from the commencement date of the year to which the grant date belongs

Estimated number of shares vested at March 31, 2025	194,267	2,282,555

Fair value per share in Korean won	~~W~~ 33,122, ~~W~~ 37,387 ~~W~~ 37,081, ~~W~~ 38,156, and ~~W~~ 50,444 for the expiration of exercising period from 2020 to 2024	~~W~~ 47,050

(*) Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past two months, the past one month, and the past one week from the day before the base date) of four years after the commencement of the grant year is paid in cash, and the fair value of the reference stock price to be paid in the future is assessed as the closing price of the settlement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

26. Share-based payments (continued)

(b) Share-based compensation costs for the three-month periods ended March 31, 2025 and 2024 are as follows:

		March 31, 2025
		Employees of
		The controlling company	The subsidiaries	Total

Performance share	~~W~~	337	644	981

		March 31, 2024
		Employees of
		The controlling company	The subsidiaries	Total

Performance share	~~W~~	1,897	14,091	15,988

(c) Accrued expenses recognized related to share-based payment transactions as of March 31, 2025 and December 31, 2024 are as follows:

		March 31, 2025
		Accrued expenses
		The controlling company	The subsidiaries	Total

Performance share	~~W~~	11,895	103,026	114,921

		December 31, 2024
		Accrued expenses
		The controlling company	The subsidiaries	Total

Performance share	~~W~~	16,396	135,356	151,752

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

27. Income tax expense

(a) Income tax expense for the three-month periods ended March 31, 2025 and 2024 are as follows:

		March 31, 2025	March 31, 2024
Current income tax expense	~~W~~	298,010	200,733
Temporary differences (*)		(16,104)	(886)
Income tax recognized in other comprehensive income (*)		206,606	242,829
Income tax expense	~~W~~	488,512	442,676

Effective tax rate	%	24.36	24.72

(*) Due to the implementation of the global minimum tax law, the current income tax expense as of March 31, 2025, is ~~W~~ 936 million. The Group does not recognize deferred tax assets and liabilities related to global minimum tax laws by applying the temporary exception provision for deferred tax in K-IFRS No. 1012.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

28. Earnings per share

Basic and diluted earnings per share for the three-month periods ended March 31, 2025 and 2024 are as follows:

		March 31, 2025	March 31, 2024
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	1,488,346	1,321,532
Less:
Dividends to hybrid bonds		(42,590)	(35,736)
Profit available for common stock	~~W~~	1,445,756	1,285,796

Weighted average number of common shares outstanding (*)		495,588,643	511,578,654

Basic and diluted earnings per share in Korean won	~~W~~	2,917	2,513

(*) As of March 31, 2025, the number of common shares issued by the Group is 503,445,325 shares, and the weighted average number of outstanding shares reflects changes such as the acquisition and retirement of treasury stock for the three-month periods ended March 31, 2025 and 2024.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

29. Commitments and contingencies

(a) Guarantees, acceptances and credit commitments as of March 31, 2025 and December 31, 2024 are as follows:

		March 31, 2025	December 31, 2024
Guarantees and purchase agreements:
Outstanding guarantees	~~W~~	15,915,775	15,315,381
Contingent guarantees		4,594,937	5,068,782
ABS and ABCP purchase agreements		2,142,385	2,123,665
		22,653,097	22,507,828
Commitments to extend credit:
Loan commitments in won		91,959,081	93,064,772
Loan commitments in foreign currency		29,397,906	28,613,692
Unused credit commitments		92,177,915	90,700,766
Other agreements		6,325,586	6,601,564
		219,860,488	218,980,794
Endorsed bills:
Secured endorsed bills		360	1,367
Unsecured endorsed bills		14,292,883	11,937,894
		14,293,243	11,939,261
	~~W~~	256,806,828	253,427,883

(b) Legal contingencies

As of March 31, 2025, the Group is involved with 1,126 pending lawsuits as a defendant with total litigation fee of ~~W~~ 1,247,818 million.

As of the March 31, 2025, the Group has recorded ~~W~~ 50,049 million and ~~W~~ 5,892 million, respectively, as other provisions and insurance contract liabilities for litigations, etc., which have been decided to lose at the first trial. The outcome of the remaining litigations other than those accounted for provisions, etc. are not expected to have a material impact on the consolidated financial statements, but additional losses may result from future litigation.

(c) As a Prime Brokerage Service operator, the Group entered into a total return swap agreement (“TRS”, derivatives that exchange profits and losses from underlying assets such as stocks, bonds and funds) with a fund operated by Lime Asset Management ("Lime Fund"). Through TRS with the Group, the Lime Fund invested approximately $200 million in IIG Global Trade Finance Fund, IIG Trade Finance Fund, and IIG Trade Finance Fund-FX Hedge ("IIG Fund") from May 2017 to September 2017. The Group invested the IIG Fund in LAM Enhanced Finance III L.P ("LAM III Fund") in kind and acquired the LAM III Fund's beneficiary certificates in accordance with the management instructions of Lime Asset Management in 2019. The recoverable value of the LAM III Fund beneficiary certificates is affected by the recoverable value of the IIG Fund invested in kind.

Meanwhile, IIG Fund received cancellation of registration and asset freeze from the US Securities and Exchange Commission in November 2019. The Financial Supervisory Service (FSS) announced in its interim inspection of Lime Fund in February 2020 that the Group is charged with being involved in concealment of losses and fraud of Lime Fund while operating TRSs with Lime Fund, and a related prosecution investigation has been under way since then. Institutional sanctions (bans on the sale of new private equity funds and etc. for six months) against the Group were finalized by the Financial Services Commission on November 12, 2021.

In addition, the prosecution arrested and indicted the former director of Prime Brokerage Services for fraud charges and violation of the Capital Market and Financial Investment Services Act. Finally, the former director of Prime Brokerage Services was found guilty.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

29. Commitments and contingencies (continued)

The prosecution indicted the Group and the former director of Prime Brokerage Services on January 22, 2021 for violating ‘Financial Investment Services and Capital Markets Act’, and the Group was sentenced to a fine of ~~W~~ 50 million for neglection its duty of supervision in March 15, 2023. Meanwhile, the Group is still involved in civil litigation with Woori Bank, Mirae Asset Securities, Hana Bank, and Shin Young Securities regarding the criminal ruling mentioned above. On February 14, 2025, the Group partially lost in the first trial with Woori Bank and Mirae Asset Securities and paid approximately ~~W~~ 63.2 billion in damages. Considering the first trial verdict, the Group has recognized a litigation provision of approximately ~~W~~ 38.4 billion as of March 31, 2025.

Considering the board resolutions and the results of the Financial Supervisory Service's dispute settlement committee, the Group has been completed or will be carried out the compensation and liquidity supply for some of the Lime Fund sales in the future.

(d) The Group has sold Gen2 related trust instruments from May 2014 to November 2019. As of March 31, 2025, approximately ~~W~~ 420 billion, the entire outstanding balance, is suspended from redemption and delayed in repayment. In accordance with a resolution of the Board of Directors on September 28, 2021, the Group has decided to pay 40% of the investment principal to the customers who have agreed to the suspension of redemption and settle the amount upon investment recovery. On August 29, 2023, the Board of Directors decided to proceed with privatization using the post-settlement method. In addition, on December 8, 2023, the Board of Directors decided to privatize NH-UK Peterborough Power Plant Trust and others through a post-settlement method.

(e) The Group is responsible for the completion of construction when the contractor fails to fulfill its responsibilities. In case the Group fails to fulfill its responsibility, it is in the process of a responsible-for-completion land trust project. For the period ended March 31, 2025, the Group has entered into agreements for a total of 33 projects (including completed ones), such as a studio apartment development project in Sincheon-dong, Siheung-si, Gyeonggi Province, under a management-type land trust with guaranteed completion., and the total PF commitment amount of PF loans of financial institution is ~~W~~ 2,143,675 million and total PF loans amounted to ~~W~~ 1,912,643 million.

As of March 31, 2025, the guaranteed completion deadlines for 11 project sites (including completed ones) have passed. The total project financing (PF) loan commitment limits for these sites amount to ~~W~~ 422,869 million, with loan balances of ~~W~~ 395,004 million. In relation to potential liabilities arising from the failure to fulfill the guaranteed completion obligations, the Group has additionally recognized ~~W~~ 620 million as other provisions, reflecting the estimated loss.

The Group continuously assesses the impact of commitments not recognized in the financial statements to ensure their proper reflection, if necessary.

(f) As of March 31, 2025, the Group may lend a portion of the total project cost to the trust account in relation to loan-type land trust agreements, etc., and the maximum commitment amount of PF loans (unused limit) is ~~W~~ 342,226 million. Regarding the project, the Group is not unconditionally obligated to provide trust account loans. Instead, such decisions are made after comprehensively considering factors such as the proprietary account and the cash flow plans of each trust project.

(g) As of March 31, 2025, the Group is subject to an investigation by the Korea Fair Trade Commission regarding alleged unfair collusion among securities firms and commercial banks. The outcome of this investigation is currently not predictable.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

30. Statement of cash flows

Cash and cash equivalents in the consolidated statements of cash flows as of March 31, 2025 and December 31, 2024 are as follows:

		March 31, 2025	December 31, 2024
Cash and due from banks at amortized cost	~~W~~	43,176,036	40,547,054
Adjustments:
Due from financial institutions with a maturity over three months from date of acquisition		(1,343,955)	(1,655,932)
Restricted due from banks		(3,432,253)	(3,643,579)
		(4,776,208)	(5,299,511)
	~~W~~	38,399,828	35,247,543

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

31. Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. In accordance with K-IFRS 1024, the Group defines the retirement benefit plans of the associates, key management and their families, the consolidation group and related parties as the scope of related parties. The amount of profit and loss, receivable balance and payable balance between the Group and the related parties are disclosed. For details of the associates and joint ventures, refer to ‘Note 12’

(a) Balances with the related parties as of March 31, 2025 and December 31, 2024 are as follows:

Related party	Account		March 31, 2025	December 31, 2024
Investments in associates:
BNP Paribas Cardif Life Insurance	Credit card loans	~~W~~	179	154
〃	ACL		(1)	(1)
〃	Accrued income	~~W~~	21	23
〃	Deposits		2,961	5,559
〃	Allowance for Undrawn Commitment		1	1
Incorporated association Finance Saving Information Center	Credit card loans		3	2
〃	Deposits		8	3
Nomura-Rifa Private Real Estate Investment Trust No.19	Loans		11,400	11,700
〃	ACL		(241)	(247)
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Accrued income		57	71
Korea Finance Security	Deposits		120	131
〃	Credit card loans		1	6
Korea Credit Bureau	Deposits		52	24
〃	Credit card loans		587	616
〃	ACL		(1)	(1)
Goduck Gangil1 PFV Co., Ltd	Deposits		-	4
SBC PFV Co., Ltd	Loans		1,000,500	984,600
〃	ACL		(871)	(1,345)
〃	Accrued income		101	89
〃	Deposits		2	105
〃	Deposits		6,934	11,899
Goduck Gangil10 PFV Co., Ltd.	Loans		18,870	25,400
EDNCENTRAL Co.,Ltd	ACL		(113)	(74)
〃	Accrued income		24	64
〃	Deposits		1,170	1,170
〃	Provisions		151	156
Shinhan Global Healthcare Investment Fund 2	Deposits		1	1
Future-Creation Neoplux Venture Capital Fund	Account receivables		3,600	3,600
Gyeonggi-Neoplux Superman Fund	Account receivables		1,193	1,696
Shinhan-Neoplux Energy Newbiz Fund	Account receivables		169	721

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

31. Related parties (continued)

(a) Balances with the related parties as of March 31, 2025 and December 31, 2024 are as follows (continued):

Related party	Account		March 31, 2025	December 31, 2024
Investments in associates (continued):
SHINHAN-NEO Core Industrial Technology Fund	Account receivables	~~W~~	75	399
Neoplux No.3 Private Equity Fund	Account receivables		8,145	7,532
Shinhan Smilegate Global PEF I (*1)	Unearned revenue		-	-
WaveTechnology co.Ltd	Deposits		55	115
SHINHAN-NEO Market-Frontier 2nd Fund	Account receivables		804	1,402
iPIXEL Co.,Ltd.	Credit card loans		12	14
〃	ACL		-	(1)
〃	Deposits		350	717
〃	Allowance for Undrawn Commitment		-	1
NewWave 6th Fund	Account receivables		202	877
DDI LVC Master Real Estate Investment Trust Co., Ltd.	Deposits		831	852
Logisvalley Shinhan REIT Co.,Ltd.	Loans		33,000	33,000
〃	ACL		(30)	(30)
〃	Account receivables		83	-
〃	Accrued income		38	75
〃	Deposits		2,608	1,340
Shinhan-Albatross tech investment Fund	Deposits		1,593	4,339
Shinhan VC tomorrow venture fund 1	Account receivables		677	2,474
Shinhan Time 1st Investment fund	Deposits		36	64
NH-J&-IBKC Label Technology Fund	Deposits		12	59
SH K REITs Infra Real Estate Investment Trust	Accrued income		5	5
Shinhan-CJ TechInnovation Fund 1st	Deposits		3,000	3,100
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]	Accrued income		12	12
SH Prestige High Dividend Security Feeder No.1[Equity]	Accrued income		12	14
Shinhan General Private Real Estate Investment Trust No.3	Accrued income		44	44
Capston General Private Real Estate Investment Trust No.26(Professional)	Loans		20,000	20,000
〃	ACL		(21)	(21)
〃	Accrued income		88	90
SHINHAN Mid and SMALL-SIZED OFFICE VALUE-ADDED MO REIT Co., Ltd.	Accrued income		226	145

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

31. Related parties (continued)

(a) Balances with the related parties as of March 31, 2025 and December 31, 2024 are as follows (continued):

Related party	Account		March 31, 2025	December 31, 2024
Investments in associates (continued):
Shinhan-GB FutureFlow L.P.	Account receivables	~~W~~	-	41
〃	Unearned revenue		495	-
LB Scotland Amazon Fulfillment Center Fund 29	Derivative assets		693	503
Shinhan AIM FoF Fund 1-A	Derivative assets		1,315	3,511
PineStreet Global Corporate FoF XIII-2 (NC XI)	Derivative assets		214	104
CASCADETECH INC	Deposits		18	35
SONGPA BIZ CLUSTER PFV CO LTD	Loans		22,424	22,424
〃	ACL		(119)	(119)
〃	Accrued income		25	26
STIC ALT Global II Private Equity Fund	Deposits		1,068	2,207
TECHFIN RATINGS Co., Ltd. (*2)	Credit card loans		18	13
〃	ACL		-	(2)
〃	Deposits		18,928	21,611
〃	Allowance for Undrawn Commitment		1	7
Nomura-Rifa Private Real Estate Investment Trust 31	Loans		14,000	14,000
〃	ACL		(27)	(27)
Pacific Private Placement Real Estate Fund No.40	Loans		14,000	14,000
〃	ACL		(75)	(75)
〃	Accrued income		121	124
Shinhan-DS Mezzanine Fund 1	Unearned revenue		28	93
Shinhan-Csquared Mezzanine Fund 1	Unearned revenue		10	19
KR Seocho Co., Ltd	Loans		11,871	11,871
〃	ACL		(217)	(213)
〃	Accrued income		848	573
KB Distribution Private Real Estate 3-1	Loans		2,000	2,000
〃	ACL		(4)	(4)
〃	Accrued income		17	17
Shinhan Dev Healthcare Investment Fund 1	Unearned revenue		64	-
Credila Financial Services (*3)	Loans		26,567	-
〃	ACL		(105)	-
Shinhan Rio Green Private Equity Fund	Deposits		1,200	-
Key management personnel and their immediate relatives:	Loans		3,546	3,402
	Assets		1,195,962	1,165,274
	Liabilities	~~W~~	41,697	53,612

(*1) Excluded from the associates due to disposal and liquidation for the three-month period ended March 31, 2025.

(*2) Douzon3 TECHFIN Co., Ltd. has changed its name to TECHFIN RATINGS Co., Ltd for the year ended December 31, 2024.

(*3) HDFC Credila Financial Services has changed its name to Credila Financial Services for the year ended December 31, 2024.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

31. Related parties (continued)

(b) Transactions with the related parties for the three-month periods ended March 31, 2025 and 2024 are as follows:

Related party	Account		March 31, 2025	March 31, 2024
Investments in associates:
BNP Paribas Cardif Life Insurance	Fees and commission income	~~W~~	329	272
〃	Interest expense		(3)	(5)
Shinhan-Albatross Technology Investment Fund	Fees and commission income		274	94
〃	Interest expense		(3)	(2)
Shinhan-Nvestor Liquidity Solution Fund	Fees and commission income		174	-
Shinhan-PS Investment Fund No.1	Fees and commission income		5	-
Nomura-Rifa Private Real Estate Investment Trust No.19	Interest income		103	149
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Fees and commission income		57	296
KOREA FINANCE SECURITY	Fees and commission income		1	1
〃	Other administrative expense		(36)	-
ShinHan – Soo Young Entrepreneur Investment Fund	Fees and commission income		77	122
Kiwoom-Shinhan Innovation Fund I	Fees and commission income		28	148
FuturePlay-Shinhan TechInnovation Fund 1	Fees and commission income		179	-
Korea Credit Bureau	Fees and commission income		595	10
〃	Fees and commission expense		(1,066)	-
〃	Other administrative expense		(47)	-
SBC PFV Co., Ltd.	Fees and commission income		-	990
〃	Interest income		15,091	1,963
〃	Interest expense		-	(5)
〃	Reversal of (provision for) credit loss		474	(48)
Goduck Gangil10 PFV Co., Ltd.	Interest income		-	30
〃	Interest expense		(61)	(108)
〃	Reversal of credit loss		-	5
Korea Omega Project Fund I	Fees and commission income		35	38
Sparklabs-Shinhan Opportunity Fund 1	Fees and commission income		1	8
EDNCENTRAL Co.,Ltd.	Interest income		217	-
〃	Fees and commission income		9	-
〃	Interest expense		(7)	-
〃	Provision for credit loss		(1)	-
Kakao-Shinhan 1st TNYT Fund	Fees and commission income		72	96
Future-Creation Neoplux Venture Capital Fund	Interest income		19	19
Gyeonggi-Neoplux Superman Fund	Fees and commission income		120	134
Shinhan-Neoplux Energy Newbiz Fund	Fees and commission income		169	172
NewWave 6th Fund	Fees and commission income		202	235
SHINHAN-NEO Core Industrial Technology Fund	Fees and commission income		75	117
Neoplux No.3 Private Equity Fund	Fees and commission income		613	651
SHINHAN-NEO Market-Frontier 2nd Fund	Fees and commission income		384	356

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

31. Related parties (continued)

(b) Transactions with the related parties for the three-month periods ended March 31, 2025 and 2024 are as follows (continued):

Related party	Account	March 31, 2025	March 31, 2024
Investments in associates (continued):
SWK-Shinhan New Technology Investment Fund 1st	Fees and commission income	15	15
Ulmus SHC innovation investment fund	Fees and commission income	16	19
CJL No.1 Private Equity Fund	Interest expense	-	(2)
Reverent-Shinhan Vista Investment Fund	Fees and commission income	-	40
Kiwoom-Shinhan Innovation Fund 2	Fees and commission income	96	61
ETRI Holdings-Shinhan 1st Unicorn Fund	Fees and commission income	19	25
Shinhan-Time mezzanine blind Fund (*2)	Fees and commission income	-	75
Shinhan VC tomorrow venture fund 1	Fees and commission income	677	549
JS Shinhan Private Equity Fund	Fees and commission income	148	149
Stonebridge-Shinhan Unicorn Secondary Fund	Fees and commission income	-	148
Shinhan-Kunicorn first Fund	Fees and commission income	261	261
Shinhan-Quantum Startup Fund	Fees and commission income	35	38
Shinhan Simone FundⅠ	Fees and commission income	-	78
Shinhan Whitrin New Tech Fund	Fees and commission income	19	21
Logisvalley Shinhan REIT Co. Ltd.	Interest income	420	423
〃	Fees and commission income	38	18
Shinhan Dev Healthcare Investment Fund 1	Fees and commission income	11	82
Shinhan-Cognitive Start-up Fund L.P.	Fees and commission income	120	222
Global Commerce New Technology Investment Fund	Fees and commission income	7	7
Shinhan-HGI Entities with social responsibility Investment Fund	Fees and commission income	-	16
Shinhan WWG Energy Fund New Technology Investment Fund	Fees and commission income	11	11
Shinhan-Ji and Tec Smart Innovation Fund	Fees and commission income	65	65
Global Net Zero Solution Security Investment Trust (*1)	Fees and commission income	-	17
SH 1.5years Maturity Investment Type Security Investment Trust No.2 (*1)	Fees and commission income	-	4
Shinhan Global Active REIT Co. Ltd (*1), (*3)	Interest income	-	1,146
〃	Fees and commission income	125	817
〃	Derivative-related income	-	4,469
Shinhan Time 1st Investment fund	Fees and commission income	26	26
Shinhan SGC ESG Investment Fund 1st	Fees and commission income	28	29
Shinhan-iSquare Venture PEF 1st	Fees and commission income	25	25
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st	Fees and commission income	207	207
DS-Shinhan-JBWoori New Media New Tehcnology Investment Fund No.1	Fees and commission income	216	216
NH-J&-IBKC Label Technology Fund	Interest expense	~~-~~	(2)
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund	Fees and commission income	53	53
Shinhan M&A-ESG Fund	Fees and commission income	285	285
Shinhan-JW Mezzanin New Technology Fund 1st (*1)	Fees and commission income	~~-~~	7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

31. Related parties (continued)

(b) Transactions with the related parties for the three-month periods ended March 31, 2025 and 2024 are as follows (continued):

Related party	Account		March 31, 2025	March 31, 2024
Investments in associates (continued):
MAN Grobal Strategy Fund(H)	Fees and commission income	~~W~~	-	2
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]	Fees and commission income		18	-
SH Prestige High Dividend Security Feeder No.1[Equity]	Fees and commission income		18	-
Shinhan Time Secondary Blind Fund	Fees and commission income		49	50
Shinhan-OpenWater Pre-IPO Fund-1	Fees and commission income		100	100
Shinhan-CJ Tech-Innovation Fund No.1	Fees and commission income		49	50
〃	Interest expense		(12)	-
Shinhan-Eco Venture Fund 2nd	Fees and commission income		25	25
Heungkuk-Shinhan The First Visionary Fund No.1	Fees and commission income		200	200
Koreainvestment-Shinhan-LEP K beauty	Fees and commission income		-	94
Shinhan HB Wellness 1st Fund	Fees and commission income		19	19
Shinhan JN Wave Investment fund	Fees and commission income		4	7
Shinhan General Private Real Estate Investment Trust No.3	Fees and commission income		49	14
Fortress-Shinhan Investment fund No.1	Fees and commission income		1	25
Shinhan Ulmus innovation investment fund no. 7	Fees and commission income		23	23
SHINHAN Mid and SMALL-SIZED OFFICE VALUE-ADDED MO REIT Co., Ltd.	Fees and commission income		21	21
Shinhan-GB FutureFlow Fund L.P.	Fees and commission income		74	55
LB Scotland Amazon Fulfillment Center Fund 29	Derivative-related income		190	39
〃	Other expense		-	(2)
Shinhan AIM FoF Fund 1-A	Derivative-related income		150	1,087
〃	Derivative-related expense		-	(232)
〃	Other income		-	22
PineStreet Global Corporate FoF XIII-2 (NC XI)	Derivative-related income		111	1
〃	Derivative-related expense		-	(5)
Shinhan Regent investment fund No.1	Fees and commission income		-	23
Shinhan-Soo Secondary Investment Association	Fees and commission income		56	22
E&Shinhan Growth Fund	Fees and commission income		40	59
Cascade Tech Co.,Ltd	Provision for credit loss		-	(6)
TECHFIN RATINGS Co., Ltd (*4)	Fees and commission income		1	-
〃	Interest expense		(170)	(84)
Songpa Biz-Cluster PFV Co.,Ltd	Interest income		385	-
〃	Interest expense		-	(1)
STIC ALT Global II Private Equity Fund	Interest expense		-	(1)
Rifa Private Real Estate Investment Trust 31	Interest income		-	212
〃	Provision for credit loss		-	(47)
Pacific Private Placement Real Estate Fund No.40	Interest income		297	299

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

31. Related parties (continued)

(b) Transactions with the related parties for the three-month periods ended March 31, 2025 and 2024 are as follows (continued):

Related party	Account	March 31, 2025	March 31, 2024
Investments in associates (continued):
Shinhan-DS Mezzanine Fund 1	Fees and commission income	65	-
Shinhan-Csquared Mezzanine Fund 1	Fees and commission income	10	-
KR Seocho Co., Ltd	Interest income	334	-
Shinhan Market-Frontier Fund Ⅲ	Fees and commission income	390	-
SH K REITs Infra Real Estate Investment Trust	Fees and commission income	16	-
KB Distribution Private Real Estate 3-1	Interest income	21	-
Capston General Private Real Estate Investment Trust No.26(Professional)	Interest income	247	-
Credila Financial Services	Interest income	552	-
〃	Fees and commission income	9	-
〃	Provision for credit loss	(105)	-
Shinhan Rio Green Private Equity Fund	Interest expense	(7)	-
Startup Korea Vision 2024 Fund	Fees and commission income	173	-
Shinhan-Soo Investment Green Wiz Investment Association	Fees and commission income	162	-
Key management personnel and their close family members
	Interest income	100	35
		W24,667	17,464

(*1) Excluded from the associates due to disposal and liquidation for the year ended December 31, 2024.

(*2) Excluded from the associates due to disposal and liquidation for the three-month period ended March 31, 2025.

(*3) Transactions with the subsidiaries of associates were included for the year ended December 31, 2024.

(*4) Douzon3 TECHFIN Co., Ltd. has changed its name to TECHFIN RATINGS Co., Ltd for the year ended December 31, 2024.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

31. Related parties (continued)

(c) Key management personnel compensation

Key management personnel compensation for the three-month periods ended March 31, 2025 and 2024 are as follows:

		March 31, 2025	March 31, 2024
Short-term employee benefits	~~W~~	5,778	6,276
Severance benefits		183	237
Share-based payments (*)		1,520	3,886
	~~W~~	7,481	10,399

(*) The above share-based compensation expenses are costs related to share-based compensation arrangements that are still within the vesting period.

(d) The guarantees and purchase agreement provided between the related parties as of March 31, 2025 and December 31, 2024 are as follows:

			Amount of guarantees
Guarantor	Guaranteed Parties		March 31, 2025	December 31, 2024	Account
Shinhan Bank	SBC PFV Co., Ltd		49,500	65,400	Unused loan limit
〃	Key Management Personnel		895	2,801	Unused loan limit
Shinhan Card	BNP Paribas Cardif Life Insurance		821	846	Unused credit line
The Group	Structured entities		167,927	204,035	Purchase agreement
			19,604	31,440	Derivative agreement
		~~W~~	238,747	304,522

(e) Details of collaterals provided by the related parties as of March 31, 2025 and December 31, 2024 are as follows:

				Amount of assets pledged
Provided to	Provided by	Pledged assets		March 31, 2025	December 31, 2024
Shinhan Bank	Logisvalley Shinhan REIT Co.,Ltd..	Collateral trust		39,600	39,600
	Nomura-Rifa Private Real Estate Investment Trust No.31.	Collateral trust		16,800	16,800
	SBC PFV Co., Ltd	Collateral trust		960,000	960,000
	Key Management Personnel	Properties		8,470	6,799
	〃	Deposits and etc.		1,045	1,466
	〃	Guarantee		717	2,132
				10,232	10,397
			~~W~~	1,026,632	1,026,797

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

31. Related parties (continued)

(f) Details of significant loan transactions with related parties for the three-month period ended March 31, 2025 and for the year ended December 31, 2024 are as follows:

			March 31, 2025
Classification	Company		Beginning	Execution	Collection	Others (*)	Ending
Investments in associates	Nomura-Rifa Private Real Estate Investment Trust No.19	~~W~~	11,700	-	(300)	-	11,400
	SBC PFV Co., Ltd.		984,600	850,500	(834,600)	-	1,000,500
	Logisvalley Shinhan REIT Co.,Ltd.		33,000	-	-	-	33,000
	Rifa Private Real Estate Investment Trust 31		14,000	-	-	-	14,000
	Pacific Private Placement Real Estate Fund No.40		14,000	-	-	-	14,000
	KR Seocho Co., Ltd		11,871	-	-	-	11,871
	Songpa Biz-Cluster PFV Co.,Ltd		22,424	-	-	-	22,424
	KB Distribution Private Real Estate 3-1		2,000	-	-	-	2,000
	Capston General Private Real Estate Investment Trust No.26(Professional)		20,000	-	-	-	20,000
	EDNCENTRAL Co.,Ltd.		25,400	5,770	-	(12,300)	18,870
	Credila Financial Services		-	26,567	-	-	26,567
Key Management Personnel			3,403	1,904	(1,760)	-	3,547
Total		~~W~~	1,142,398	884,741	(836,660)	(12,300)	1,178,179

(*) The effect on changes in allowance for credit loss is included.

			December 31, 2024
Classification	Company		Beginning	Execution	Collection	Others (*1)	Ending
Investments in associates	Nomura-Rifa Private Real Estate Investment Trust No.19	~~W~~	11,529	-	(300)	471	11,700
	Shinhan Global Active REIT Co.Ltd. (*2)		-	165,400	(125,700)	(39,700)	-
	SBC PFV Co., Ltd.		-	1,169,700	(185,100)	-	984,600
	Goduck Gangil10 PFV Co., Ltd.		1,100	-	(1,100)	-	-
	Logisvalley Shinhan REIT Co.,Ltd.		33,000	34,175	(34,175)	-	33,000
	CASCADETECH INC		-	66	(66)	-	-
	Nomura-Rifa Private Real Estate Investment Trust No.31.		-	28,000	(14,000)	-	14,000
	Pacific Private Placement Real Estate Fund No.40		-	14,000	-	-	14,000
	KR Seocho Co., Ltd		-	11,871	(7,000)	7,000	11,871
	SONGPA BIZ CLUSTER PFV CO LTD		-	22,424	-	-	22,424
	KB Distribution Private Real Estate 3-1		-	2,000	-	-	2,000
	Capstone REITs No.26		-	20,000	-	-	20,000
	EDNCENTRAL Co.,Ltd		-	25,400	-	-	25,400
Key Management Personnel			5,005	1,493	(3,095)	-	3,403
Total		~~W~~	50,634	1,494,529	(370,536)	(32,229)	1,142,398

(*1) The effect on changes in allowance for credit loss is included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

(*2) It was excluded from associates due to the loss of significant influence during the year ended December 31, 2024, and the year-end balance has been reclassified under 'Others'

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

32. Events after the reporting period

The Company decided to pay a quarterly dividend of ~~W~~ 570 per share for common stock by a resolution of the board of directors on April 25, 2025. The total amount of dividends is ~~W~~ 278,127 million, and the record date for the dividend is May 2, 2025.